

Lead Care with Light®

2024

Annual Report to Stockholders

About the Company

Acadia is a leading provider of behavioral healthcare services across the United States. As of December 31, 2024, Acadia operated a network of 262 behavioral healthcare facilities with approximately 11,850 beds in 39 states and Puerto Rico. With approximately 25,500 employees serving more than 80,000 patients daily, Acadia is the largest stand-alone behavioral healthcare company in the U.S. Acadia provides behavioral healthcare services to its patients in a variety of settings, including inpatient psychiatric hospitals, specialty treatment facilities, residential treatment centers and outpatient clinics.

Financial Highlights

(In thousands, except per share amounts)	Year Ended December 31, **2024**	2023
Revenue	**$ 3,153,963**	$ 2,928,738
Adjusted EBITDA [1]	**$ 708,984**	$ 677,653
Adjusted EBITDA excluding income from provider relief fund [1]	**$ 708,984**	$ 671,234
Net income (loss) attributable to Acadia Healthcare Company, Inc.	**$ 255,612**	$ (21,667)
Adjusted income attributable to Acadia Healthcare Company, Inc. [1]	**$ 304,096**	$ 320,187
Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund [1]	**$ 304,096**	$ 315,509
Per diluted share:		
Net income (loss) attributable to Acadia Healthcare Company, Inc.	**$ 2.79**	$ (0.24)
Adjusted income attributable to Acadia Healthcare Company, Inc. [1]	**$ 3.30**	$ 3.49
Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund [1]	**$ 3.30**	$ 3.44
Weighted average diluted shares outstanding	**92,059**	90,949
Cash and cash equivalents	**$ 76,305**	$ 100,073
Property and equipment, net	**2,853,193**	2,266,610
Total assets	**5,956,915**	5,358,841
Total debt	**1,956,909**	1,371,767
Stockholders' equity	**3,073,715**	2,781,974

[1] Please see a reconciliation of GAAP and non-GAAP results beginning on page IV.

Unless the context otherwise requires, all references in this Annual Report to "Acadia," "the Company," "we," "us" or "our" mean Acadia Healthcare Company, Inc. and its consolidated subsidiaries. Acadia Healthcare Company, Inc. is a holding company whose direct or indirect subsidiaries own and operate behavioral healthcare facilities and conduct healthcare and management operations. The terms "facilities," "centers," "clinics," and "hospitals" refer to entities owned, operated, or managed by subsidiaries of Acadia Healthcare Company, Inc. References herein to "Acadia employees" or to "our employees" refer to employees of subsidiaries of Acadia Healthcare Company, Inc.

Fellow Stockholders

Acadia Healthcare is proud of our thousands of team members and clinicians who work to deliver critical, lifesaving care to over 80,000 patients facing some of the most complex mental health, addiction and substance use challenges.

In 2024, we made significant progress in advancing our strategy, extending our reach and achieving favorable patient outcomes. Looking ahead, we will continue to drive sustainable, balanced growth through bed additions, de novo builds and joint venture partnerships while also demonstrating the cash flow generation capabilities of the business. Our various service lines allow us to maintain our focus to serve patients across the full care continuum and are aligned to our strategy of delivering care to high-acuity and complex needs patient populations.

Together with our strong leadership team and committed Board of Directors, we maintain a deep focus on advancing our purpose to *Lead Care with Light.* Additional information about how we are setting the standard for care can be found at Quality.AcadiaHealthcare.com.

The dignity and wellbeing of our patients is at the core of everything we do. As our communities endure an ongoing and unprecedented mental health and addiction crisis with rising rates of serious mental illness and substance use disorders, Acadia Healthcare remains committed to expanding access and providing specialized care and treatment to all those we serve.

Thank you for your continued investment in and support of Acadia Healthcare.

Sincerely,

Christopher H. Hunter
Chief Executive Officer and Director

Safe Harbor

Some of the statements made in this letter constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might, “will,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continues,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this letter are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. Additional risks and uncertainties are described more fully in “Risk Factors” in periodic reports and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter.

We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Comparative Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock with (a) the performance of a broad equity market indicator and (b) the performance of a published industry index or peer group. In 2022, we selected the S&P 500 as our broad equity market index as we believe it is more commonly used by investors relative to our prior index. We also selected the S&P Health Care Services Select Industry Index as our peer group because we believe it is more representative of healthcare companies that we view as our peers for comparison, benchmarking and other purposes. We have included the performance of the equity market index and peer group index below. The graph assumes the investment on December 31, 2019, of $100 and that all dividends were reinvested at the time they were paid. The table following the graph presents the corresponding data for December 31, 2019, and each subsequent fiscal year end.



	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Acadia Healthcare Company, Inc.	100.00	151.27	182.68	247.71	233.95	119.28
S&P 500 Index	100.00	118.40	152.39	124.79	157.59	197.02
S&P Health Care Services Select Industry Index	100.00	133.81	147.19	118.22	124.34	126.92

Acadia Healthcare Company, Inc.

Reconciliation of Net Income Attributable to Acadia Healthcare Company, Inc. to Adjusted EBITDA, Same Facility Adjusted EBITDA and Same Facility Adjusted EBITDA Excluding Income from Provider Relief Fund (Unaudited)

(In thousands)	Year Ended December 31,	
	2024	2023
Net income (loss) attributable to Acadia Healthcare Company, Inc.	**$ 255,612**	$ (21,667)
Net income attributable to noncontrolling interests	**8,872**	6,006
Provision for (benefit from) income taxes	**77,395**	(9,699)
Interest expense, net	**116,368**	82,125
Depreciation and amortization	**149,595**	132,349
EBITDA	**607,842**	189,114
Adjustments:		
Equity-based compensation expense [a]	**37,113**	32,289
Transaction, legal and other costs [b]	**46,753**	62,026
Legal settlements expense [c]	**—**	394,181
Loss on impairment [d]	**17,276**	9,790
Gain on sale of property [e]	**—**	(9,747)
Adjusted EBITDA	**$ 708,984**	$ 677,653
Corporate general and administrative costs [f]	**(140,427)**	(139,457)
Total Facility Adjusted EBITDA	**849,411**	817,110
De novos, acquisitions, and closed facilities [g]	**(31,850)**	(11,876)
Same Facility Adjusted EBITDA	**$ 881,261**	$ 828,986
Adjusted EBITDA	**$ 708,984**	$ 677,653
Income from provider relief fund	**—**	(6,419)
Adjusted EBITDA excluding income from provider relief fund	**708,984**	671,234
Corporate general and administrative costs [f]	**(140,427)**	(139,457)
Total Facility Adjusted EBITDA excluding income from provider relief fund	**849,411**	810,691
De novos, acquisitions, and closed facilities [g]	**(31,850)**	(11,876)
Same Facility Adjusted EBITDA excluding income from provider relief fund	**$ 881,261**	$ 822,567

Reconciliation of Net Income Attributable to Acadia Healthcare Company, Inc. to Adjusted Income Attributable to Acadia Healthcare Company, Inc. (Unaudited)

(In thousands, except per share amounts)	Year Ended December 31,	
	2024	2023
Net income (loss) attributable to Acadia Healthcare Company, Inc.	**$ 255,612**	$ (21,667)
Adjustments to income:		
Transaction, legal and other costs [b]	**46,753**	62,026
Legal settlements expense [c]	**—**	394,181
Loss on impairment [d]	**17,276**	9,790
Gain on sale of property [e]	**—**	(9,747)
Provision for (benefit from) income taxes	**77,395**	(9,699)
Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc.	**397,036**	424,884
Income tax effect of adjustments to income [h]	**92,940**	104,697
Adjusted income attributable to Acadia Healthcare Company, Inc.	**304,096**	320,187
Income from provider relief fund, net of taxes	**—**	(4,678)
Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund	**$ 304,096**	$ 315,509
Weighted-average shares outstanding - diluted [i]	**92,059**	91,826
Adjusted income attributable to Acadia Healthcare Company, Inc. per diluted share	**$ 3.30**	$ 3.49
Income from provider relief fund, net of taxes, per diluted share	**—**	(0.05)
Adjusted income attributable to Acadia Healthcare Company, Inc., excluding income from provider relief fund, per diluted share	**$ 3.30**	$ 3.44

Footnotes

We have included certain financial measures in this annual report, including those listed below, which are "non-GAAP financial measures" as defined under the rules and regulations promulgated by the SEC. These non-GAAP financial measures include, and are defined, as follows:

· <u>EBITDA:</u> net income (loss) attributable to Acadia Healthcare Company, Inc. adjusted for net income attributable to noncontrolling interests, provision for (benefit from) income taxes, net interest expense and depreciation and amortization.
· <u>Adjusted EBITDA:</u> EBITDA adjusted for equity-based compensation expense, transaction, legal and other costs, legal settlements expense, loss on impairment and gain on sale of property.
· <u>Adjusted EBITDA excluding income from provider relief fund:</u> Adjusted EBITDA adjusted for income from provider relief fund.
· <u>Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc.:</u> net income (loss) attributable to Acadia Healthcare Company, Inc. adjusted for transaction, legal and other costs, legal settlements expense, loss on impairment, gain on sale of property and provision for (benefit from) income taxes.
· <u>Adjusted income attributable to Acadia Healthcare Company, Inc.:</u> Adjusted income before income taxes attributable to Acadia Healthcare Company, Inc. adjusted for the income tax effect of adjustments to income.
· <u>Adjusted income attributable to Acadia Healthcare Company, Inc. excluding income from provider relief fund:</u> Adjusted income attributable to Acadia Healthcare Company, Inc. adjusted for income from provider relief fund.
· <u>Total facility adjusted EBITDA:</u> Adjusted EBITDA adjusted for general and administrative costs related to our corporate functions. General and administrative costs directly related to the facilities are included in total facility results.
· <u>Same facility adjusted EBITDA:</u> Adjusted EBITDA for facilities and services to those facilities operated in both the current and prior year. These metrics exclude the operating results associated with facilities under operation for less than one year and facilities acquired, divested or removed from service during the current or prior year.

The non-GAAP financial measures presented herein are supplemental measures of our performance and are not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). The non-GAAP financial measures presented herein are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies. We have included information concerning the non-GAAP financial measures in this annual report because we believe that such information is used by certain investors as measures of a company's historical performance. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present similar non-GAAP financial measures when reporting their results. Because the non-GAAP financial measures are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, the non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures of other companies. Our presentation of these non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

Total facility results include operating results for all of our facilities and services but exclude general and administrative costs related to our corporate functions. Such costs related to our corporate functions include, amongst others, costs for accounting and finance, information systems, human resources, legal and operational and executive leadership. General and administrative costs directly related to the facilities are included in facility results. Such costs directly related to our facilities include, amongst others, labor at the facility level, insurance, including property, professional, legal and general liability insurance, hospital supplies, including medication, utilities and food service, and general maintenance costs for the facility. We determine which general and administrative costs to exclude and include in total facility results by ensuring those costs directly associated with facility operations are captured at the facility level for reporting. Note that total facility costs include those related to new facilities and the cost of closure and run-out costs related to facilities we have closed. We believe that providing results on a total facility basis is helpful to our investors as a measure of our financial and operating performance because it neutralizes the impact of corporate-level items that do not arise out of our core operations at our facilities.

Same facility results include operating results only for facilities and services operated in both the current and prior year. These metrics exclude the operating results associated with facilities under operation for less than one year and facilities acquired during the current or prior year, as well as facilities divested or removed from service. We believe that providing results on a same facility basis is helpful to investors because it neutralizes the impact of new facilities that are in early stages of operation and facilities that we no longer operate, each of which may distort investors' understanding of the Company's underlying performance at our existing and continuing facilities. Further, we believe that providing same facility information is helpful to our investors as a measure of the financial and operating performance of our existing and continuing facilities on a comparable basis, and same facility results provide investors with information useful in understanding underlying organic growth in such facilities. For these reasons, we believe that same facility results are particularly useful during periods of significant expansion or contraction.

Total facility results reflect adjustments that are intended to provide the specific presentation described above, and same facility results reflect adjustments that may be irregular in timing from period to period related to newly opened or acquired facilities or facilities that we no longer operate, and may omit certain results that investors may view as important. Total facility and same facility results may therefore not be indicative of the overall performance of our business and should be not be considered as alternatives for net income or any other performance measures derived in accordance with GAAP.

Footnotes *(continued)*

(a) Represents the equity-based compensation expense of Acadia. Equity-based compensation expense is excluded from Adjusted EBITDA because Acadia believes that the cost of equity awards granted to employees does not contribute to the earnings potentially available for distributions to its equity holders or reinvestment into its business.

(b) Represents transaction, legal, and other costs incurred by Acadia primarily related to the following categories: (1) government investigations; (2) termination and restructuring costs; (3) legal, accounting, and other acquisition-related costs; and (4) management transition costs. Government investigations include legal fees and settlement costs related to certain litigation. Termination and restructuring costs include costs, net of gains, incurred related to the closure and disposition of certain facilities or contract amendments. Legal, accounting and other acquisition-related costs include costs incurred for the development of new facilities ($5.0 million and $2.9 million for the year ended December 31, 2024 and 2023, respectively); legal and settlement costs incurred related to certain litigation not included in Government Investigations ($4.8 million and $8.8 million for the year ended December 31, 2024 and 2023, respectively); and direct costs associated with acquisitions ($1.4 million and $1.0 million for the year ended December 31, 2024 and 2023, respectively). Management transition costs include certain costs associated with the transition of the leadership team, including the design and implementation of the revised organizational structure. Management transition costs incurred with the transition of our Chief Executive Officer beginning in the first quarter of 2022 have concluded. The table below quantifies each of the components of transaction, legal and other costs for the periods presented. Such transaction, legal and other costs are excluded from Adjusted EBITDA because Acadia believes that the nature, size, and number of these costs can vary dramatically from period to period and between Acadia and its peers and can also obscure underlying business trends and make comparisons of long-term performance difficult.

	Year Ended December 31,	
(In thousands)	**2024**	2023
Government investigations	**$ 30,620**	$ 18,796
Legal, accounting and other acquisition-related costs	**11,172**	12,705
Management transition costs	**3,599**	23,283
Termination and restructuring costs	**1,362**	7,242
Transaction, legal, and other costs	**$ 46,753**	$ 62,026

(c) Represents legal settlements expense related to the Desert Hills litigation described in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. Legal settlements expense related to the Desert Hills litigation is excluded from Adjusted EBITDA because Acadia believes that this expense is unrelated to Acadia's day-to-day business operations and not indicative of Acadia's ongoing operating results.

(d) Represents non-cash impairment charges related to the closure of certain facilities. Non-cash impairment charges related to the closure of certain facilities are excluded from Adjusted EBITDA because Acadia believes that these charges are unrelated to Acadia's day-to-day business operations and not indicative of Acadia's ongoing operating results.

(e) Represents gain on facility property sale. Gains from facility property sales are excluded from Adjusted EBITDA because Acadia believes that these gains are unrelated to Acadia's day-to-day business operations and not indicative of Acadia's ongoing operating results.

(f) Represents general and administrative costs related to our corporate functions, including, amongst others, costs for accounting and finance, information systems, human resources, legal and operational and executive leadership. We determine which general and administrative costs to exclude and include in total facility results by ensuring those costs directly associated with facility operations are captured at the facility level for reporting. Corporate general and administrative costs are excluded to present Total Facility Adjusted EBITDA because we believe that providing results on a total facility basis is helpful to our investors as a measure of the financial and operating performance of our core operations at our facilities.

(g) Represents the portion of EBITDA for the periods presented attributable to de novos and acquired facilities in operation for less than one year and facilities closed during such period. De novos are newly developed facilities built by Acadia or with a joint venture partner. Such amounts are excluded from Adjusted EBITDA to present Same Facility Adjusted EBITDA because we believe providing same facility information is helpful to our investors as a measure of the financial and operating performance of our existing and continuing facilities on a comparable basis, and same facility results provide investors with information useful in understanding underlying organic growth in such facilities.

(h) Represents the income tax effect of adjustments to income based on tax rates of 23.4% and 24.6% for the year ended December 31, 2024 and 2023, respectively. We believe excluding the income tax effect of adjustments to income assists investors in understanding the tax provision associated with those adjustments and the effect on net income.

(i) For the year ended December 31, 2023, approximately 0.9 million outstanding shares of restricted stock and shares of common stock issuable upon exercise of outstanding stock option awards have been included in the calculation of weighted-average shares outstanding-diluted. These shares are excluded from the calculation of diluted earnings per share in the condensed consolidated statement of operations because the net loss for the year ended December 31, 2023 causes such securities to be anti-dilutive.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35331

ACADIA HEALTHCARE COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**45-2492228**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6100 Tower Circle, Suite 1000
Franklin, Tennessee 37067
(Address, including zip code, of registrant's principal executive offices)

(615) 861-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $.01 par value	**ACHC**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the shares of common stock of the registrant held by non-affiliates was approximately $6.1 billion, based on the closing price of the registrant's common stock reported on the NASDAQ Global Select Market of $67.54 per share.

As of February 27, 2025, there were 92,913,042 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2025 annual meeting of stockholders to be held on May 29, 2025 are incorporated by reference into Part III of this Form 10-K.

ACADIA HEALTHCARE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "Acadia," "the Company," "we," "us" or "our" mean Acadia Healthcare Company, Inc. and its consolidated subsidiaries. Acadia Healthcare Company, Inc. is a holding company whose direct or indirect subsidiaries own and operate behavioral healthcare facilities and conduct healthcare and management operations. The terms "facilities," "centers," "clinics," and "hospitals" refer to entities owned, operated, or managed by subsidiaries of Acadia Healthcare Company, Inc. References herein to "Acadia employees" or to "our employees" refer to employees of subsidiaries of Acadia Healthcare Company, Inc.

Item 1. Business.

Overview

Our business strategy is to become the indispensable behavioral healthcare provider for the high-acuity and complex needs patient population. We are committed to providing the communities we serve with high-quality, cost-effective behavioral healthcare services, while growing our business, increasing profitability and creating long-term value for our stockholders. This strategy includes five growth pathways: expansions of existing facilities, joint venture partnerships, de novo facilities, acquisitions and expansion across our continuum of care. At December 31, 2024, we operated 262 behavioral healthcare facilities with approximately 11,850 beds in 39 states and Puerto Rico. During the year ended December 31, 2024, we added 776 beds, consisting of 312 added to existing facilities and 464 added through the opening of four wholly-owned facilities and one joint venture facility, and we opened nine comprehensive treatment centers ("CTCs").

We are the leading publicly traded pure-play provider of behavioral healthcare services in the United States (the "U.S."). Management believes that we are positioned as a leading platform in a highly fragmented industry under the direction of an experienced management team that has significant industry expertise. Management expects to take advantage of several strategies that are more accessible as a result of our increased size and geographic scale, including continuing a national marketing strategy to attract new patients and referral sources, increasing our volume of out-of-state referrals, providing a broader range of services to new and existing patients and clients and selectively pursuing opportunities to expand our facility and bed count through acquisitions, wholly-owned de novo facilities, joint ventures and bed additions in existing facilities.

Our common stock is listed for trading on The NASDAQ Global Select Market under the symbol "ACHC." Our principal executive offices are located at 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067, and our telephone number is (615) 861-6000.

Acquisitions

On February 22, 2024, we acquired substantially all of the assets of Turning Point Centers ("Turning Point"), a 76-bed specialty provider of substance use disorder and primary mental health treatment services that supports the Salt Lake City, Utah, metropolitan market. Turning Point provides a full continuum of treatment services, including residential, partial hospitalization and intensive outpatient services.

On November 7, 2022, we acquired four CTCs located in Georgia from Brand New Start Treatment Centers ("Brand New Start").

Financing Transactions

On March 17, 2021, we entered into a credit agreement (as amended, the "Credit Facility"), which provided for a $600.0 million senior secured revolving credit facility (the "Revolving Facility") and a senior secured term loan facility in an initial principal amount of $425.0 million (as increased by the Incremental Term Loans (as defined below), the "Term Loan Facility"), each maturing on March 17, 2026. The Revolving Facility further provides for a $20.0 million subfacility for the issuance of letters of credit . See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for additional information about the Credit Facility.

On March 30, 2023, we entered into Amendment No. 1 to the Credit Facility (the "First Amendment"), which replaced the London Interbank Offered Rate ("LIBOR") as the reference rate applicable to borrowings under the Credit Facility with the Secured Overnight Financing Rate as determined for a term of, at our option, one, three or six months, plus an adjustment of 0.10% ("Adjusted Term SOFR").

On January 18, 2024, we entered into Amendment No. 2 to the Credit Facility (the "Second Amendment"), which provided for the incurrence of additional senior secured term loans in an aggregate principal amount of $350.0 million (the "Incremental Term Loans"). Such Incremental Term Loans are structured as an increase of the Term Loan Facility. The maturity date, the leverage-based pricing grid, mandatory prepayment events and other terms applicable to the Incremental Term Loans are substantially identical to those applicable to the initial $425.0 million term loans incurred under the Term Loan Facility.

During the year ended December 31, 2024, we borrowed $305.0 million on the Revolving Facility and repaid $15.0 million of the balance outstanding.

During the year ended December 31, 2023, we borrowed $40.0 million on the Revolving Facility and repaid $35.0 million of the balance outstanding.

Competitive Strengths

Management believes the following strengths differentiate us from other providers of behavioral healthcare services:

Premier executive management team with track record of success. Our executive management team has over 225 combined years of experience in the healthcare industry. The extensive national experience and operational expertise of our management team give us what management believes to be the premier leadership team in the behavioral healthcare industry. Our management team strives to use its years of experience operating behavioral healthcare facilities to generate strong cash flow and grow a profitable business.

Legislative and favorable industry trends. According to a 2023 survey by the Substance Abuse and Mental Health Services Administration ("SAMHSA") of the U.S. Department of Health and Human Services (the "HHS"), mental illness and substance use disorder prevalence continues to represent more than one in five U.S. adults. In 2023, 58.7 million adults in the U.S. aged 18 years or older suffered from a mental illness in the prior year and 14.6 million suffered from a serious mental illness. Further, 6.8 million adults had co-occurring serious mental illness and substance use disorder in 2023. Approximately 54.2 million people aged 12 or older in 2023 needed substance use treatment in the past year, but only 12.8 million of those received substance use treatment. According to a 2023 study by the Centers for Disease Control and Prevention ("CDC"), youth mental health continues to reach all-time highs, and nearly all indicators of poor mental health and suicidal thoughts and behaviors worsened from 2013 to 2023. In 2023, 40% of high school students reported persistent feelings of sadness or hopelessness, compared to 30% in 2013. Further, in 2023, 20% of high school students seriously considered attempting suicide and 9% of high school students attempted suicide one or more times. Management believes the market for behavioral healthcare services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options.

While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, evolving healthcare legislation in the U.S. has increased, and is expected to further increase, access to industry services as more people obtain insurance coverage. A key aspect of reform legislation was the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008 (the "MHPAEA"). The MHPAEA requires employers who provide behavioral healthcare and addiction benefits to provide such coverage to the same extent as other medical conditions. On December 13, 2016, President Obama signed the 21st Century Cures Act. The 21st Century Cures Act appropriates substantial resources for the treatment of behavioral healthcare and substance abuse disorders and contains measures intended to strengthen the MHPAEA. On October 21, 2018, the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (the "SUPPORT Act") was signed into law. The SUPPORT Act expands Medicare coverage to include Opioid Treatment Programs for services provided on or after January 2, 2020. It also includes Individuals in Medicaid Deserve Care that is Appropriate and Responsible in its Execution Act, which suspends the current prohibition on using federal Medicaid funds to pay for substance use disorder treatment at inpatient treatment facilities with more than 16 beds and limits beneficiaries to no more than 30 days of inpatient treatment per 12-month period.

National footprint and scale with regional density and presence across multiple service lines. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to better serve the growing need for acute behavioral healthcare services. Management expects to take advantage of several strategies that are more accessible as a result of our increased size and geographic scale, including continuing a national marketing strategy to attract new patients and referral sources, providing a broader range of services to new and existing patients and clients and selectively pursuing opportunities to expand our facility and bed count.

Diversified revenue and payor bases. At December 31, 2024, we operated 262 behavioral healthcare facilities in 39 states and Puerto Rico. Our payor, patient and geographic diversity mitigates the potential risk associated with any single facility. For the year ended December 31, 2024, we received 56.5% of our revenue from Medicaid, 26.0% from commercial payors, 14.2% from Medicare and 3.3% from other payors. As we receive Medicaid payments from 45 states, the District of Columbia and Puerto Rico, management does not believe that we are significantly affected by changes in reimbursement policies in any one state or territory. No facility accounted for more than 4% of revenue for the year ended December 31, 2024, and no state or U.S. territory accounted for more than 14% of revenue for the year ended December 31, 2024. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state or market where we operate.

Strong financial position to execute our strategy. Management believes we continue to be in a strong position for investments in our facilities, expansion into new and existing markets and enhancement of our capabilities and infrastructure. We generate strong returns by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral healthcare business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based healthcare providers. For the year ended December 31, 2024, our maintenance capital expenditures amounted to approximately 3% of our revenue.

Business Strategy

Our strategy is to become the indispensable behavioral healthcare provider for the high-acuity and complex needs patient population. We are committed to providing the communities we serve high-quality, cost-effective behavioral healthcare services, while growing our business and creating long-term value for our stockholders. This strategy includes five growth pathways: expansions of existing facilities, joint venture partnerships, de novo facilities, acquisitions and expansion across our continuum of care. Our core strategic priorities include:

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. In addition, management intends to increase bed counts in our existing facilities. We added 312 beds to existing facilities during the year ended December 31, 2024.

Management believes we can improve efficiencies and increase operating margins by utilizing our management's expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. Management believes the efficiencies can be realized by investing in growth in strong markets, addressing capital-constrained facilities that have underperformed and improving management systems.

Fuel facility growth through accelerated joint venture partnerships and de novo builds and pursuing programmatic mergers and acquisitions. We are a leading provider of behavioral healthcare services in the U.S. The behavioral healthcare industry in the U.S. is highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities, entering into partnerships with healthcare providers to develop additional facilities and developing wholly-owned de novo facilities in attractive markets. We have a number of potential acquisitions, joint ventures and wholly-owned de novo facilities in various stages of development and consideration.

During the year ended December 31, 2024, we added 464 beds through the opening of four wholly-owned facilities and one joint venture facility, and we opened nine CTCs.

Management believes our focus on behavioral healthcare and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We leverage our management team's expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and other healthcare professionals and expanding the breadth of services offered by the facilities.

Accelerate expansion across the care continuum, particularly for patients with opioid use and other substance use disorders. Our growth strategy includes a patient-centric approach covering the full continuum of care for behavioral healthcare services. By providing cohesive care across sites and levels of care, we are able to best serve the most complex patient populations. We are working to reach underserved patient populations by expanding our breadth of services and increasing access points.

Operations

Our facilities and services can generally be classified into the following categories: acute inpatient psychiatric facilities; specialty treatment facilities; CTCs; and residential treatment centers. Outpatient programs associated with our facilities are included within each respective service line. The table below presents the percentage of our total revenue attributed to each category for the year ended December 31, 2024:

Facility/Service	Revenue for the Year Ended December 31, 2024
Acute inpatient psychiatric facilities	53%
Specialty treatment facilities	19%
Comprehensive treatment centers	17%
Residential treatment centers	11%

We receive payments from the following sources for services rendered in our facilities: (i) state governments under their respective Medicaid and other programs; (ii) commercial insurers; (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services ("CMS") and other programs; and (iv) individual patients and clients. For the year ended December 31, 2024, we received 56.5% of our revenue from Medicaid, 26.0% from commercial payors, 14.2% from Medicare and 3.3% from other payors.

At December 31, 2024, we operated 262 behavioral healthcare facilities with approximately 11,850 beds in 39 states and Puerto Rico. Of our facilities, excluding CTCs, approximately 56% are acute inpatient psychiatric facilities, approximately 35% are specialty treatment facilities and approximately 9% are residential treatment centers at December 31, 2024. We operate 163 CTCs, 21 of which are owned properties and 142 of which are leased properties. Of our facilities that are not CTCs, 91% of our beds are at owned properties and 9% are at leased properties. For the years ended December 31, 2024 and 2023, our operations generated revenue of $3,154.0 million and $2,928.7 million, respectively.

Acute Inpatient Psychiatric Facilities

Acute inpatient psychiatric facilities provide a high level of care in order to stabilize patients that are either a threat to themselves or to others. The acute setting provides 24-hour observation, daily intervention and monitoring by psychiatrists. Our facilities that offer acute care services provide evaluation and crisis stabilization of patients with severe psychiatric diagnoses through a medical delivery model that incorporates structured and intensive medical and behavioral therapies with 24-hour monitoring by a psychiatrist, psychiatric trained nurses, therapists and other direct care staff. Typical lengths of stay for crisis stabilization and acute care range from three to five days and from five to twelve days, respectively.

Specialty Treatment Facilities

Our specialty treatment facilities include residential recovery facilities and eating disorder facilities. We provide a comprehensive continuum of care for adults with addictive disorders and co-occurring mental disorders. Our detoxification, inpatient, partial hospitalization and outpatient treatment programs are cost-effective and give patients access to the least restrictive level of care. All programs offer individualized treatment in a supportive and nurturing environment.

The majority of our specialty treatment services are provided to patients who abuse addictive substances such as alcohol, illicit drugs or opiates, including prescription drugs. Some of our facilities also treat other addictions and behavioral disorders such as chronic pain, sexual compulsivity, compulsive gambling, mood disorders, emotional trauma and abuse. The goal of our treatment facilities is to provide the appropriate level of treatment to an individual no matter where they are in the lifecycle of their disease in order to restore the individual to a healthier, more productive life, free from dependence on illicit substances and destructive behaviors. Our treatment facilities provide a number of different treatment services such as assessment, detoxification, medication-assisted treatment, counseling, education, lectures and group therapy. We assess and evaluate the medical, psychological and emotional needs of the patient and address these needs in the treatment process. Following this assessment, an individualized treatment program is designed to provide a foundation for a lifelong recovery process. Many modalities are used in our treatment programs to support the individual, including the twelve-step philosophy, cognitive/behavioral therapies, supportive therapies and continuing care.

Residential Recovery Facilities. Our residential recovery facilities house and care for patients over an extended period and typically treat patients from a broadly defined regional market. We provide three basic levels of residential treatment depending on the severity of the patient's addiction and/or behavioral disorder. Patients with the most severe dependencies are typically placed into inpatient treatment, in which the patient resides at a treatment facility. If a patient's condition is less severe, he or she will be offered day treatment, which allows the patient to return home in the evening. The least intensive service is where the patient visits the facility for just a few hours a week to attend counseling/group sessions.

Following primary treatment, our extended care programs typically offer residential care, which allows patients to develop healthy and appropriate living skills while remaining in a safe and nurturing setting. Patients are supported in their recovery by a semi-structured living environment that allows them to begin the process of employment or to pursue educational goals and to take personal responsibility for their recovery. The structure of this treatment phase is monitored by a primary therapist who works with each patient to integrate recovery skills and build a foundation of sobriety with a strong support system. Length of stay will vary depending on the patient's needs.

Our outpatient clinics serve patients that do not require inpatient treatment or are transitioning from a residential treatment program; have employment, family or school commitments; and have stabilized in their recovery practices and are seeking ongoing continuing care.

Eating Disorder Facilities. Our eating disorder facilities provide treatment services for eating disorders, each of which may be effectively treated through a combination of medical, psychological and social treatment programs.

Our behavioral therapies are delivered in an array of treatment models that may include individual and group therapy, intensive outpatient, outpatient, partial hospitalization/day treatment, road to recovery and other programs that can be either abstinent or medication-assisted based.

Comprehensive Treatment Centers

Our CTCs specialize in providing medication-assisted treatment in an outpatient setting. Medication-assisted treatment combines behavioral therapy and medication to treat substance use disorders. CTCs primarily utilize medication-assisted treatment to individuals addicted to opiates such as opioid analgesics (prescription pain medications). Our professional staff can provide a broad range of patient services, including personalized treatment plans, medication management, medication dispensing, individual therapy, group therapy, peer support, vocational training and social support services. Medication is used to normalize brain chemistry to block the euphoric effects of opioids allowing our professional staff to provide behavioral therapy. The length of treatment differs from patient to patient, but typically lasts longer than one year.

Residential Treatment Centers

Residential treatment centers treat patients with behavioral disorders in a non-hospital setting. The facilities balance therapy activities with social, academic and other activities. Because the setting is less intensive, demands on staffing, security and oversight are generally lower than inpatient psychiatric facilities. Over time, however, residential treatment centers have continued to serve increasingly severe patients who would have been treated in acute care facilities in earlier years.

We provide residential treatment care through a medical model residential treatment facility, which offers intensive, medically-driven interventions and individualized treatment regimens designed to deal with moderate to high level patient acuity. Children and adolescents admitted to these facilities typically have had multiple prior failed treatment plans, severe physical, sexual and emotional abuse, termination of parental custody, substance abuse, marked deficiencies in social, interpersonal and academic skills and a wide range of psychiatric disorders. Treatment typically is provided by an interdisciplinary team coordinating psychopharmacological, individual, group and family therapy, along with specialized accredited educational programs in both secure and unlocked environments. Lengths of stay range from three months to several years.

Certain of our residential treatment centers provide group home and therapeutic group home programs. Our group home programs provide family-style living for youths in a single house or apartment within residential communities where 24-hour staff provide supervision and support. The goal of a group home program is to teach family living and social skills through individual and group counseling sessions within a real-life environment. The residents are encouraged to take responsibility for the home and their health as well as actively take part in community functions. Most attend an accredited and licensed on-premises school or a local public school. We also operate therapeutic group homes that provide comprehensive treatment services for seriously, emotionally disturbed adolescents. The ultimate goal is to reunite or place these children with their families or prepare them, when appropriate, for permanent placement with a relative or an adoptive family.

Sources of Revenue

As of December 31, 2024, we received payments from the following sources for services rendered in our facilities: (i) state governments under their respective Medicaid and other programs; (ii) commercial insurers; (iii) the federal government under the Medicare program administered by CMS and other programs; and (iv) individual patients and clients. We determine the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue and Accounts Receivable" for additional disclosure. Other information related to our revenue, income and other operating information is provided in our Consolidated Financial Statements.

Regulation

The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare program participation requirements, various licensure and accreditation standards, reimbursement for patient services from government healthcare programs and private payors, health information privacy and security rules, and government healthcare program fraud and abuse provisions. Providers that are found to have violated any of these laws and regulations may be suspended, terminated or excluded from participating in government healthcare programs, subjected to loss or limitation of licenses to operate, subjected to significant fines or penalties, subjected to corporate integrity agreements, deferred prosecution agreements, or other agreements that could subject providers to ongoing compliance obligations, and/or required to repay amounts received from the government for previously billed patient services.

Licensing, Certification and Accreditation

All of our facilities must comply with various federal, state and local licensing and certification regulations and undergo periodic inspection by licensing agencies to certify compliance with such regulations. The initial and continued licensure of our facilities and certification to participate in government healthcare programs depends upon many factors including various state licensure regulations relating to quality of care, environment of care, equipment, services, staff training, personnel and the existence of adequate policies, procedures and controls. Federal, state and local agencies survey our facilities on a regular basis to determine whether the facilities are in compliance with regulatory operating and health standards and conditions for participating in government healthcare programs.

Most of our inpatient and residential facilities maintain accreditation from private entities, such as The Joint Commission or the Commission on Accreditation of Rehabilitation Facilities ("CARF"). The Joint Commission and CARF are private organizations that have accreditation programs for a broad spectrum of healthcare facilities. The Joint Commission accredits a broad variety of healthcare organizations, including hospitals and behavioral healthcare organizations. CARF accredits behavioral healthcare organizations providing mental health and alcohol and drug use and addiction services, as well as opiate treatment programs, and many other types of healthcare programs. These accreditation programs are intended generally to improve the quality, safety, outcomes and value of healthcare services provided by accredited facilities. Certain federal and state licensing agencies as well as many government and private healthcare payment programs require that providers be accredited as a condition of licensure, certification or participation. Accreditation is typically granted for a specified period, ranging from one to three years, and renewals of accreditation generally require completion of a renewal application and an on-site renewal survey.

Certificates of Need

Many of the states in which we operate facilities have enacted certificate of need ("CON") laws that regulate the construction or expansion of certain healthcare facilities, certain capital expenditures or changes in services or bed capacity. Failure to obtain CON approval of certain activities can result in: our inability to complete an acquisition, expansion or replacement; the imposition of civil penalties; the inability to receive Medicare or Medicaid reimbursement; or the revocation of a facility's license, any of which could harm our business.

Audits

Our healthcare facilities are also subject to federal, state and commercial payor audits to validate the accuracy of claims submitted to government healthcare programs and commercial payors. If these audits identify overpayments, we could be required to make substantial repayments, subject to various appeal rights. Our facilities are routinely subjected to claims audits in the ordinary course of business. While no such audit has identified any material overpayment liability, should a potential material overpayment liability arise from a future audit, such overpayment liability may ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations, as well as commercial payor contracts, also provide for withholding or suspending payments in certain circumstances, which could adversely affect our cash flow.

The Anti-Kickback Statute, the Stark Law and the Eliminating Kickbacks in Recovery Act

The Anti-Kickback Statute prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration, in cash or in kind, as an inducement or reward for using, referring, ordering, recommending or arranging for referrals or orders of services or other items paid for by a government healthcare program. The Anti-Kickback Statute may be found to have been violated if at least one purpose of the remuneration is to induce or reward referrals. A provider is not required to have actual knowledge or specific intent to commit a violation of the Anti-Kickback Statute to be found guilty of violating the law.

The Office of Inspector General of the HHS (the "OIG") has issued safe harbor regulations that protect certain types of common arrangements from prosecution or sanction under the Anti-Kickback Statute. The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, conduct and business arrangements falling outside the safe harbors may lead to increased scrutiny by government enforcement authorities. In December of 2020, the OIG finalized revisions to the Anti-Kickback Statute safe harbors and created new safe harbors for value-based care that became effective January 19, 2021. The new regulations are intended to improve patient care and foster innovative care models by easing regulatory burdens to coordinated and value-based care.

Although management believes that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will determine these financial arrangements do not violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws, although we do structure such arrangements to meet as many of the safe harbor requirements as possible.

In addition to the Anti-Kickback Statute, the federal Physician Self-Referral Law, also known as the Stark Law, prohibits physicians from referring Medicare patients to healthcare entities with which they or any of their immediate family members have a financial relationship for the furnishing of any "designated health services" unless certain exceptions apply. A violation of the Stark Law may result in a denial of payment, required refunds to the Medicare program, the imposition of statutory civil monetary penalties of up to $15,000 for each prohibited claim and up to $100,000 for circumvention schemes, exclusion from government healthcare programs and liability under the False Claims Act. There are ownership and compensation arrangement exceptions for many customary financial arrangements between physicians and facilities, including the employment exception, personal services exception, lease exception and certain recruitment exceptions. As part of CMS's "regulatory sprint to coordinated care", CMS finalized revisions to the exceptions and created new exceptions for value-based care that became effective on January 19, 2021. As with the changes made to the Anti-Kickback Statute, the new Stark exceptions are intended to improve patient care and foster innovative care models by easing regulatory burdens to coordinated and value-based care.

Management believes that our financial arrangements with physicians are structured to comply with the regulatory exceptions to the Stark Law. However, the Stark Law is a strict liability statute, meaning that no intent is required to violate the law, and even a technical violation may lead to significant penalties.

These laws and regulations are extremely complex and, in many cases, we do not have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements relating to facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other federal or state legislation or regulations will be adopted, what form such legislation or regulations may take or what their impact on us may be.

The SUPPORT Act contains a number of provisions aimed at identifying at-risk individuals, increasing access to opioid abuse treatment, reducing overprescribing and promoting data sharing with the primary goal of reducing the use and abuse of opioids. Additionally, the SUPPORT Act attempts to address the problem of "patient brokering" in the context of addiction treatment facilities and sober living homes.

One section of the SUPPORT Act, the Eliminating Kickbacks in Recovery Act ("EKRA"), makes it a federal crime to knowingly and willfully: (1) solicit or receive any remuneration in return for referring a patient to a recovery home, clinical treatment facility or laboratory; or (2) pay or offer any remuneration to induce such a referral or in exchange for an individual using the services of a recovery home, clinical treatment facility, or laboratory. Each conviction under EKRA is punishable by up to $200,000 in monetary damages, imprisonment for up to ten (10) years, or both. Unlike the Anti-Kickback Statute, EKRA is not limited to services reimbursable under a government healthcare program. EKRA also contains exceptions similar to the Anti-Kickback Statute safe harbors, but those exceptions are narrower than the Anti-Kickback Statute safe harbors such that practices that would be permissible under the Anti-Kickback Statute may violate EKRA.

If we are deemed to have failed to comply with the Anti-Kickback Statute, the Stark Law, EKRA or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties and exclusion of one or more facilities from participation in the government healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Other Fraud and Abuse Provisions

The federal False Claims Act provides the government with a tool to pursue healthcare providers for submitting false claims or requests for payment for healthcare items or services. Under the False Claims Act, the government may fine any person or entity that, among other things, knowingly submits, or causes the submission of, false or fraudulent claims for payment to the federal government or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The federal government has widely used the False Claims Act to prosecute Medicare and other federal healthcare program fraud such as coding errors, billing for services not provided, submitting false cost reports and providing care that is not medically necessary or that is substandard in quality. Claims for services or items rendered in violation of the Anti-Kickback Statute or the Stark Law can provide a basis for liability under the False Claims Act as well. The False Claims Act is also implicated by the knowing failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later.

Violations of the False Claims Act are punishable by significant penalties totaling $14,308 to $28,619 for each fraudulent claim plus three times the amount of damages sustained by the government. In addition, under the qui tam, or whistleblower, provisions of the False Claims Act, private parties may bring actions under the False Claims Act on behalf of the federal government. These private parties, known as relators, are entitled to share in any amounts recovered by the government, and, as a result, whistleblower lawsuits have increased significantly in recent years. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the False Claims Act or that otherwise prohibit the submission of false or fraudulent claims to the state government or Medicaid program.

In addition to the False Claims Act, the federal government may use several criminal laws, such as the federal mail fraud, wire fraud or healthcare fraud statutes, to prosecute the submission of false or fraudulent claims for payment to the federal government. A determination that activities resulted in the submission of false claims could result in monetary liability, prison sentences, and/or exclusion from participation in any healthcare program funded in whole or in part by the U.S. government, including Medicare, Medicaid and TRICARE, as well as state healthcare programs. Any allegations or findings that we have violated the False Claims Act and criminal laws could have a material adverse impact on our reputation, business, results of operations, and financial condition.

Most states have also adopted generally applicable insurance fraud statutes and regulations that prohibit healthcare providers from submitting inaccurate, incorrect or misleading claims to private insurance companies. Management believes our healthcare facilities have implemented appropriate safeguards and procedures to complete claim forms and requests for payment in an accurate manner and to operate in compliance with applicable laws. However, the possibility of billing or other errors can never be completely eliminated, and we cannot guarantee that the government or a qui tam plaintiff, upon audit or review, would not take the position that billing, the quality of patient care or other deficiencies or errors, should they occur, are violations of the False Claims Act or other criminal laws.

HIPAA Administrative Simplification and Privacy and Security Requirements

The administrative simplification provisions of the Health Insurance Portability and Accountability Act ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. HIPAA also established federal rules protecting the privacy and security of individually identifiable protected health information ("PHI"). The privacy and security regulations control the use and disclosure of PHI and the rights of patients to be informed about and control how such PHI is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

The HIPAA security regulations require healthcare providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of PHI. HITECH has strengthened certain HIPAA rules regarding the use and disclosure of PHI, extended certain HIPAA provisions to business associates and created security breach notification requirements including notifications to the individuals affected by the breach, the HHS, and in certain cases, the media. HITECH has also increased maximum penalties for violations of HIPAA privacy rules. Management believes that we have been in material compliance with the HIPAA regulations and have developed our policies and procedures to ensure ongoing compliance, although we cannot guarantee that our facilities will not be subject to security incidents or breaches which could have a material adverse effect on our business, financial condition or results of operations.

Moreover, in response to the increasing number of cyberattacks targeting the healthcare sector, the HHS issued a Notice of Proposed Rulemaking on January 6, 2025, aimed at enhancing HIPAA security regulations. Should these proposed regulatory changes be enacted, our facilities will need to comply with the new security standards, potentially incurring significant costs associated with compliance.

The Emergency Medical Treatment & Labor Act

The Emergency Medical Treatment & Labor Act ("EMTALA") is intended to ensure public access to emergency services regardless of ability to pay. Section 1867 of the Social Security Act imposes specific obligations on Medicare-participating hospitals that offer emergency services to provide a medical screening examination when a request is made for examination or treatment for an emergency medical condition regardless of an individual's ability to pay. Hospitals are then required to provide stabilizing treatment for patients with emergency medical conditions. If a hospital is unable to stabilize a patient within its capability, or if the patient requests, an appropriate transfer must be implemented. EMTALA imposes additional obligations on hospitals with specialized capabilities, such as ours, to accept the transfer of patients in need of such specialized capabilities if those patients present in the emergency room of a hospital that does not possess the specialized capabilities.

Mental Health Parity Legislation

The MHPAEA was signed into law in October 2008 and requires health insurance plans that offer mental health and addiction coverage to provide that coverage on par with financial and treatment coverage offered for other illnesses. The MHPAEA has some limitations because health plans that do not already cover mental health treatments are not required to do so, and health plans are not required to provide coverage for every mental health condition published in the Diagnostic and Statistical Manual of Mental Disorders by the American Psychiatric Association. The MHPAEA also contains a cost exemption which operates to exempt a group health plan from the MHPAEA's requirements if compliance with the MHPAEA becomes too costly.

On December 13, 2016, President Obama signed the 21st Century Cures Act. The 21st Century Cures Act appropriated substantial resources for the treatment of behavioral healthcare and substance abuse disorders and contained measures intended to strengthen the MHPAEA.

CARES Act and Other Regulatory Matters

As part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), the U.S. government announced it would offer $100 billion of relief to eligible healthcare providers. We account for government grants by analogizing to the grant model in accordance with International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance, and as such, have recognized income from grants in line with the recognition of expenses or the loss of revenues for which the grants are intended to compensate. We recognize grants once both of the following conditions are met: (i) we are able to comply with the relevant terms and conditions of the grant and (ii) the grant will be received.

We have participated in certain relief programs offered through the CARES Act, including receipt of funds relating to the Public Health and Social Services Emergency Fund ("PHSSE Fund"), also known as the Provider Relief Fund, and the American Rescue Plan ("ARP") Rural Payments for Hospitals. During the year ended December 31, 2022, we recorded $21.5 million of income from provider relief fund related to ARP funds received. During the year ended December 31, 2023, we recorded $6.4 million of income from provider relief fund related to ARP funds received and repaid the remaining balance of ARP funds to eliminate the liability.

Healthcare providers were required to sign an attestation confirming receipt of the PHSSE Fund amounts and agree to the terms and conditions of payment. Under the terms and conditions for receipt of the payment, we were allowed to use the funds to cover lost revenues and healthcare costs related to the novel coronavirus known as COVID-19 ("COVID-19"), and we were required to properly and fully document the use of these funds to the U.S. Department of Health and Human Services. The reporting of these funds is subject to future audit for compliance with the terms and conditions. We recognized PHSSE Fund amounts to the extent it had qualifying COVID-19 expenses or lost revenues as permitted under the terms and conditions.

Risk Management and Insurance

The healthcare industry in general continues to experience an increase in the frequency and severity of litigation and claims. As is typical in the healthcare industry, we are subject to claims that our services have resulted in injury to our patients or clients or other adverse effects. In addition, resident, visitor and employee injuries also subject us to the risk of litigation. While management believes that quality care is provided to patients and clients in our facilities and that we substantially comply with all applicable regulatory requirements, an adverse settlement determination in a legal proceeding or government investigation could have a material adverse effect on our business, financial condition or results of operations.

Our statutory workers' compensation program is fully insured with a $0.5 million deductible per accident. A portion of our professional liability risks are insured through a wholly-owned insurance subsidiary providing coverage for up to $7.0 million per claim and $10.0 million for certain other claims through August 31, 2024 and $10.0 million per claim, $15.0 million per claim for certain other claims and $25.0 million for certain batched claims thereafter. We have obtained reinsurance coverage from a third-party to cover claims in excess of those limits. The reinsurance policy has a coverage limit of $78.0 million or $75.0 million in the aggregate for certain other claims through August 31, 2024 and $80.0 million or $75.0 million in the aggregate for certain other claims thereafter. Our reinsurance receivables are recognized consistent with the related liabilities, and include known claims and any incurred but not reported claims that are covered by current insurance policies in place.

Environmental Matters

We are subject to various federal, state and local environmental laws that: (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities, the identification and warning of the presence of asbestos-containing materials in buildings, as well as the removal of such materials, the presence of other hazardous substances in the indoor environment and protection of the environment and natural resources in connection with the development or construction of our facilities; (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and (iii) regulate workplace safety. Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of our patients. The management of infectious medical waste is subject to regulation under various federal, state and local environmental laws, which establish management requirements for such waste. These requirements include record-keeping, notice and reporting obligations. Each of our facilities has an agreement with a waste management company for the disposal of medical waste. The use of such companies, however, does not completely protect us from violations of medical waste laws or from related third-party claims for clean-up costs.

From time to time, our operations have resulted in, or may result in, non-compliance with, or liability pursuant to, environmental or health and safety laws or regulations. Management believes that our operations are generally in compliance with environmental and health and safety regulatory requirements, including legal requirements relating to climate change, or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations at our facilities have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new or changes in existing environmental and health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business, financial condition or results of operations. In addition, we could be affected by climate change to the extent that climate change results in severe weather conditions or other disruptions impacting the communities in which our facilities are located. For more information regarding climate change and its possible adverse impact on us, see "Item 1A. Risk Factors — Operational Risks — Our business and operations are subject to risks related to natural disasters and climate change".

We have not been notified of and management is otherwise currently not aware of any contamination at our currently or formerly operated facilities that could result in material liability or cost to us under environmental laws or regulations for the investigation and remediation of such contamination, and we currently are not undertaking any remediation or investigation activities in connection with any such contamination conditions. There may, however, be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.

New laws, regulations or policies or changes in existing laws, regulations or policies or their enforcement, future spills or accidents or the discovery of currently unknown conditions or non-compliances may give rise to investigation and remediation liabilities, compliance costs, fines and penalties, or liability and claims for alleged personal injury or property damage due to substances or materials used in our operations, any of which may have a material adverse effect on our business, financial condition or results of operations.

Competition

The healthcare industry is highly competitive. Our principal competitors include other behavioral healthcare service companies, such as Universal Health Services, Inc. (NYSE: UHS) and other acute inpatient psychiatric hospitals, other residential behavioral healthcare providers, other outpatient opioid treatment providers and general healthcare facilities that provide mental health services. An important part of our business strategy is to continue making targeted acquisitions of other behavioral healthcare facilities. However, the passage of mental healthcare parity legislation and increased demand for mental health services are likely to attract other potential buyers, including diversified healthcare companies, other pure-play behavioral healthcare companies and private equity firms.

In addition to the competition we face for acquisitions, we must also compete for patients. Patients are referred to our behavioral healthcare facilities through a number of different sources, including healthcare practitioners, public programs, other treatment facilities, managed care organizations, unions, emergency departments, judicial officials, social workers, police departments and word of mouth from previously treated patients and their families, among others. These referral sources may instead refer patients to hospitals that are able to provide a full suite of medical services or to other behavioral healthcare centers.

Human Capital

At December 31, 2024, we had approximately 25,500 employees, of which 19,192 were employed full-time. At December 31, 2024, we had one facility with a labor union, which represented approximately 131 of our employees. Organizing activities by labor unions and certain potential changes in federal labor laws and regulations could increase the likelihood of employee unionization in the future.

Typically, our inpatient facilities are staffed by a chief executive officer, medical director, director of nursing, chief financial officer, clinical director and director of performance improvement. Psychiatrists and other physicians working in our facilities are licensed medical professionals who are generally not employed by us and work in our facilities as independent contractors or medical staff members.

Culture and Values

We are committed to maintaining a welcoming and inclusive environment that treats everyone with dignity and respect. Approximately 73% of our employees are women and approximately 50% are people of color. We have policies that strictly prohibit any discrimination on the basis of race, color, national origin, age, religion, disability, gender, marital status, veteran status or any other basis prohibited by federal, state or local law.

Talent Acquisition, Development and Retention

Our success is dependent on our ability to attract, develop and retain talented, dedicated employees. We are committed to being an employer of choice and offer a compelling total rewards program. In addition to base salaries, we offer our employees a full spectrum of benefits, including medical, dental, vision and disability plans, health savings and flexible spending accounts, a 401(k) retirement savings plan that includes a matching contribution, paid time off and employee assistance programs. We also conduct comprehensive employee satisfaction surveys to assess and ensure that we are responsive to the desires and concerns of our employees.

Like most healthcare providers, our facilities have experienced rising labor costs and turnover, and we have resorted to using more expensive contract labor at certain of our facilities. In some markets, the availability and retention of qualified medical personnel have become significant operating issues to healthcare providers, including at certain of our facilities. Shortages of nurses, qualified addiction counselors and other medical and care support personnel could result in a number of adverse impacts to our business, including capacity and growth constraints, reduced patient satisfaction, reduced employee satisfaction, impact on services offered, and increased costs, among others. For more information regarding risks of rising labor costs and its possible adverse impact on us, see

"Item 1A. Risk Factors — Human Capital Risks — Our facilities face competition for staffing, labor shortages and higher turnover rates that may increase our labor costs and reduce our profitability".

Health and Safety

We are committed to providing care to our patients in a safe, therapeutic environment. In furtherance of this commitment, we provide our employees with access to a variety of workplace safety training programs and continually evaluate our policies promoting patient safety and employee wellbeing.

Seasonality of Demand for Services

Our residential recovery and other inpatient facilities typically experience lower patient volumes and revenue during the holidays, and our child and adolescent facilities typically experience lower patient volumes and revenue during the summer months, holidays and other periods when school is out of session.

Available Information

Our Internet website address is www.acadiahealthcare.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports free of charge on our website on the "Investors" webpage under the caption "SEC Filings" as soon as reasonably practicable after such material is electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information we file. Our website and the information contained therein or linked thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Risk Factors Summary

We are subject to a variety of risks and uncertainties, including financial risks, operational risks, human capital risks, legal proceedings and regulatory risks and certain general risks, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks that we deem material are described under "Risk Factors" below and include, but are not limited to, the following:

Legal Proceedings and Regulatory Risks

- We are and in the future could become the subject of governmental investigations, regulatory actions, whistleblower lawsuits and other legal proceedings.

- We are and in the future may become involved in legal proceedings based on negligence or breach of a contractual or statutory duty from service users or their family members or from employees or former employees.

- If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

- We could face risks associated with, or arising out of changing laws and regulations, including those involving environmental, health and safety laws and regulations.

Financial Risks

- Our revenue and results of operations are significantly affected by payments received from the government and third-party payors.

- Our debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

- Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash to service our debt depends on many factors beyond our control.

- We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

- Despite our current debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our debt.

- If we default on our obligations to pay our debt, we may not be able to make payments on our financing arrangements.

- We are subject to volatility in the global capital and credit markets as well as significant developments in macroeconomic and political conditions that are out of our control.

- Increased inflationary pressure and rising interest rates may adversely impact our business, financial condition and results of operations.

- The industry trend on value-based purchasing may negatively impact our revenue.

- The trend by insurance companies and managed care organizations to enter into sole-source contracts may limit our ability to obtain patients.

- An increase in uninsured or underinsured patients or the deterioration in the collectability of patient accounts receivables could harm our results of operations.

Operational Risks

- An incident involving one or more of our patients or the failure by one or more of our facilities to provide appropriate care could result in increased regulatory burdens, governmental investigations, litigation, negative publicity and adversely affect the trading price of our common stock.

- Joint ventures may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

- Our business growth and acquisition strategies expose us to a variety of operational and financial risks.

- We care for a large number of vulnerable individuals with complex needs and any care quality deficiencies could adversely impact our brand, reputation and ability to market our services effectively.

- Our business could be disrupted if our information systems fail or if our databases are destroyed or damaged.

- A cybersecurity incident could have a material adverse impact on us, including substantial sanctions, fines, and damages and civil and criminal penalties under federal and state privacy laws, in addition to reputational harm and increased costs.

- Although we have facilities in 39 states and Puerto Rico, we have substantial operations in Pennsylvania, California and Tennessee, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

- Our business and operations are subject to risks related to natural disasters and climate change.

- If we fail to cultivate new or maintain established relationships with referral sources, our business, financial condition and results of operations could be adversely affected.

- We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

Human Capital Risks

- Our facilities face competition for staffing, labor shortages and higher turnover rates that may increase our labor costs and reduce our profitability.

- Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians, and nurses, counselors and other medical support personnel.

General Risk Factors

- Fluctuations in our operating results, quarter to quarter earnings and other factors, including factors outside our control, may result in significant decreases in the price of our common stock.

- Future sales of common stock by our existing stockholders may cause our stock price to fall.

- If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

- We incur substantial costs as a result of being a public company.

Risk Factors

Any of the following risks could materially and adversely affect our business, financial condition or results of operations. These risks should be carefully considered before making an investment decision regarding us. The risks and uncertainties described below are not the only ones we face and there may be additional risks that we are not presently aware of or that we currently consider not likely to have a significant impact. If any of the following risks actually occur, our business, financial condition and operating results could suffer, and the trading price of our common stock could decline.

Legal Proceedings and Regulatory Risks

We are and in the future could become the subject of governmental investigations, regulatory actions, whistleblower lawsuits and other legal proceedings.

Healthcare companies in the U.S. may be subject to investigations by various governmental agencies. The Company and certain of our individual facilities have received, and from time to time, other facilities may receive, subpoenas, civil investigative demands, audit reports and other inquiries from, and may be subject to investigation by, federal and state agencies and subject to whistleblower actions. See Note 11 — Commitments and Contingencies in the accompanying notes to our consolidated financial statements of this Annual Report on Form 10-K for additional information about pending investigations. These investigations can result in repayment obligations, and violations of the False Claims Act, the Anti-Kickback Statute and other federal and state statutes can result in substantial monetary penalties and fines, the imposition of a corporate integrity agreement, loss of enrollment status, and exclusion from participation in governmental health programs, negative publicity and, in certain cases, criminal penalties. Responding to subpoenas, investigations and other lawsuits, claims and legal proceedings, as well as defending ourselves in and resolving such matters, has caused and will continue to cause us to incur significant costs, including legal expense and the diversion of management resources, which could have a material adverse effect on our business, financial condition and results of operations. In addition, governmental investigations, regulatory actions and other legal proceedings could result in us becoming the subject of negative publicity or unfavorable media attention, whether warranted or unwarranted, that could have a significant, adverse effect on the trading price of our common stock or adversely impact our reputation.

Further, under the False Claims Act, private parties are permitted to bring qui tam or "whistleblower" lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. We may also be subject to substantial reputational harm as a result of the public announcement of any investigation into such claims.

Other than as described in Note 11 — Commitments and Contingencies in the accompanying notes to our consolidated financial statements of this Annual Report on Form 10-K, we cannot predict the ultimate outcomes of the various legal proceedings and regulatory matters to which we are or may be subject from time to time, including those described in the aforementioned sections of this report, or the timing of their resolution or the ultimate losses or impact of developments in those matters, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

We are and in the future may become involved in legal proceedings based on negligence or breach of a contractual or statutory duty from service users or their family members or from employees or former employees.

We have been in the past and will continue in the future to be subject to complaints and claims from service users and their family members alleging professional negligence, medical malpractice or mistreatment. We are also subject to claims for unlawful detention from time to time when patients allege they should not have been detained under applicable laws and regulations or where the appropriate procedures were not correctly followed. Similarly, we have been in the past and will continue in the future to be subject to substantial claims from employees in respect of personal injuries sustained in the performance of their duties. Current or former employees may also make claims against us in relation to breaches of employment laws. There may also be safeguarding incidents at our facilities which, depending on the circumstances, may result in custodial sentences or other criminal sanctions for the member of staff involved.

For example, as described in more detail in Note 11 — Commitments and Contingencies in the accompanying notes to our consolidated financial statements, on July 7, 2023, in connection with one of the lawsuits in our Desert Hills Litigation, a jury awarded the plaintiff compensatory damages of $80.0 million and punitive damages of $405.0 million. We subsequently paid an aggregate amount of $400.0 million in exchange for the release and discharge of all claims arising from, relating to, concerning or with respect to this lawsuit, as well as two other related cases. An additional lawsuit based on similar facts has been filed and we could incur substantial damage awards or settlements in connection with this lawsuit or any future claims.

The incurrence of substantial legal fees, damage awards or other fines as well as the potential impact on our brand or reputation as a result of being involved in any legal proceedings could have a material impact on our business, results of operations and financial condition.

We carry a large self-insured retention and may be responsible for significant amounts not covered by insurance. In addition, our insurance may be inadequate, premiums may increase and, if there is a significant deterioration in our claims experience, insurance may not be available on acceptable terms.

We have been in the past and will continue in the future to be subject to medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions, such as the Desert Hills Litigation, may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. We maintain liability insurance intended to cover service user, third-party and employee personal injury claims. Due to the structure of our insurance program under which we carry a large self-insured retention, there may be substantial claims in respect of which the liability for damages and costs falls to us before being met by any insurance underwriter. As was the case with the Desert Hills Litigation, there may also be claims in excess of our insurance coverage or claims which are not covered by our insurance due to other policy limitations or exclusions or where we have failed to comply with the terms of the policy. Furthermore, there can be no assurance that we will be able to obtain liability insurance coverage in the future on acceptable terms, or without substantial premium increases or at all, particularly if there is a deterioration in our claim experience history. A successful claim against us not covered by or in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

We handle sensitive personal data which are protected by numerous U.S. laws in the ordinary course of business and any failure to maintain the confidentiality of such data could result in legal liability and reputational harm.

We collect, process and store sensitive personal data as part of our business. In the event of a security breach, sensitive personal data could become public. We are currently not aware of any material incidences of potential data breach; however, there can be no assurance that such breaches will not arise in the future. Although we have in place policies and procedures to prevent such breaches, breaches could occur either as a result of a breach by our employees or as a result of a breach by a third-party to whom we have provided sensitive personal data. We could face liability under data protection laws.

Liability under data protection laws may result in sanctions, including substantial fines and/or compensation to those affected. Additionally, liability may cause us to suffer damage to our brand and reputation, which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

Companies operating in the behavioral healthcare industry in the U.S. are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: billing practices and prices for services; relationships with physicians and other referral sources; necessity and quality of medical care; condition and adequacy of facilities; qualifications of medical and support personnel; confidentiality, privacy and security issues associated with health-related information and PHI; EMTALA compliance; handling of controlled substances; certification, licensure and accreditation of our facilities; operating policies and procedures; activities regarding competitors; state and local land use and zoning requirements; and addition or expansion of facilities and services.

Among the laws applicable to our operations are the federal Anti-Kickback Statute, the Stark Law, the federal False Claims Act, EKRA, and similar state laws. These laws impact the relationships that we may have with physicians and other potential referral sources. We have a variety of financial relationships with physicians and other professionals who refer patients to our facilities, including employment contracts, leases and professional service agreements. The OIG has issued certain safe harbor regulations that outline practices that are deemed acceptable under the Anti-Kickback Statute, and similar regulatory exceptions have been promulgated by CMS under the Stark Law. While we endeavor to ensure that our arrangements with referral sources comply with an applicable safe harbor to the Anti-Kickback Statute where possible, certain of our current arrangements with physicians and other potential referral sources may not qualify for such protection. Failure to meet a safe harbor does not mean that the arrangement automatically violates the Anti-Kickback Statute, but may subject the arrangement to greater scrutiny. Even if our arrangements are found to be in compliance with the Anti-Kickback Statute, they may still face scrutiny under EKRA. Moreover, while we believe that our arrangements with physicians comply with applicable Stark Law exceptions, the Stark Law is a strict liability statute for which no intent to violate the law is required.

Effective January 1, 2022, the No Surprises Act, enacted as part of the Consolidated Appropriations Act (the "CAA"), creates price transparency requirements, including (i) requiring providers to send to patients or their health plan a good faith estimate of the expected charges and diagnostic codes prior to furnishing scheduled items or services and (ii) prohibiting providers from charging patients an amount beyond the in-network cost sharing amount for services rendered by out-of-network providers, subject to limited exceptions. Additionally, the Health Care PRICE Transparency Act, and its corresponding regulations, require hospitals, including psychiatric hospitals, to publicly post their standard and shoppable price lists on their websites. Failure to comply with the hospital price transparency regulations may result in corrective action or civil monetary penalties. Price transparency initiatives like the No

Surprises Act and the Health Care PRICE Transparency Act may impact our ability to obtain or maintain favorable contract terms, and may impact our competitive position and our relationships with patients and insurers.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements for facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws could subject us to liabilities, including civil penalties, exclusion of one or more facilities from participation in the government healthcare programs and, for violations of certain laws and regulations, criminal penalties. Even the public announcement that we are being investigated for possible violations of these laws could cause our reputation to suffer and have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other similar legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

The construction and operation of healthcare facilities in the U.S. are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting, compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards. If we fail to adhere to these standards, we could be subject to monetary penalties or restrictions on our ability to operate.

All of our facilities that handle and dispense controlled substances must comply with strict federal and state regulations regarding the purchase, storage, distribution and disposal of such controlled substances. The potential for theft or diversion of such controlled substances for illegal uses has led the federal government as well as a number of states and localities to adopt stringent regulations not applicable to many other types of healthcare providers. Compliance with these regulations is expensive and these costs may increase in the future.

Property owners and local authorities have attempted, and may in the future attempt, to use or enact zoning ordinances to eliminate our ability to operate a given treatment facility or program. Local governmental authorities in some cases also have attempted to use litigation and the threat of prosecution to force the closure of certain comprehensive treatment facilities. If any of these attempts were to succeed or if their frequency were to increase, our revenue would be adversely affected and our operating results might be harmed. In addition, such actions may require us to litigate which would increase our costs.

Many of our facilities are also accredited by third-party accreditation agencies such as The Joint Commission or CARF. If any of our existing healthcare facilities lose their accreditation or any of our de novo or joint venture facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

Federal, state and local regulations determine the capacity at which many of our facilities may be operated. State licensing standards require many of our facilities to have minimum staffing levels; minimum amounts of residential space per student or patient and adhere to other minimum standards. Local regulations require us to follow land use guidelines at many of our facilities, including those pertaining to fire safety, sewer capacity and other physical plant matters.

Our facilities have in the past and will continue in the future to be subject to regular surveys by federal, state, and local regulators, accreditation agencies and certain referral sources. Such surveys have in the past and could in the future result in findings of immediate jeopardy, licensing restrictions and admissions holds. Such survey activity could in the future result in loss of certification, loss of accreditation, admissions holds and license revocation, which could have a material adverse effect on our business, financial condition or results of operations.

We cannot guarantee that current laws, regulations and regulatory assessment methodologies will not be modified or replaced in the future. There can be no assurance that our business, results of operations and financial condition will not be adversely affected by any future regulatory developments or that the cost of compliance with new regulations will not be material.

We may be required to spend substantial amounts to comply with statutes and regulations relating to privacy and security of PHI.

There are currently numerous legislative and regulatory initiatives in the U.S. addressing patient privacy and information security concerns. In particular, federal regulations issued under HIPAA require our facilities to comply with standards to protect the privacy, security and integrity of PHI. These requirements include: the adoption of certain administrative, physical, and technical safeguards; development of adequate policies and procedures, training programs and other initiatives to ensure the privacy of PHI is maintained; entry into appropriate agreements with so-called business associates; and affording patients certain rights with respect to their PHI, including notification of any breaches. Compliance with these regulations requires substantial expenditures, which could negatively impact our business, financial condition or results of operations. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

In addition to HIPAA, we are subject to similar, and in some cases more restrictive, state and federal privacy regulations. For example, the federal government and some states impose laws governing the use and disclosure of health information pertaining to mental health and/or substance abuse treatment that are more stringent than the rules that apply to healthcare information generally. As public attention is drawn to the issues of the privacy and security of medical information, states may revise or expand their laws concerning the use and disclosure of health information, or may adopt new laws addressing these subjects.

Violations of the privacy and security regulations could subject our operations to substantial civil monetary penalties and substantial other costs and penalties associated with a breach of data security, including criminal penalties. We may also be subject to substantial reputational harm if we experience a substantial security breach involving PHI.

We could face risks associated with, or arising out of changing laws and regulations, including those involving environmental, health and safety laws and regulations.

We are subject to various federal, foreign, state and local laws and regulations that:

- regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes;

- impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and

- regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial condition or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we operate, lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third-party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners, lessors or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business, financial condition or results of operations.

State efforts to regulate the construction or expansion of healthcare facilities could impair our ability to operate and expand our operations.

A majority of the states in which we operate facilities have enacted CON laws that regulate the construction or expansion of healthcare facilities, certain capital expenditures or changes in services or bed capacity. In giving approval for these actions, these states consider the need for additional or expanded healthcare facilities or services. Our failure to obtain necessary state approval could (i) result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement, (ii) make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs or (iii) result in the revocation of a facility's license or imposition of civil or criminal penalties, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the impact of these changes upon our operations.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for the transfer of the individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. Our hospitals may face substantial civil penalties if we fail to provide appropriate screening and stabilizing treatment or fail to facilitate other appropriate transfers as required by EMTALA.

We are subject to taxation in the U.S., Puerto Rico and various state jurisdictions. Any adverse development in the tax laws of such jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, financial condition or results of operations. In addition, our effective tax rate could change materially as a result of changes in tax laws.

We are subject to taxation in, and to the tax laws and regulations of, the U.S., Puerto Rico and various state jurisdictions as a result of our operations and our corporate and financing structure. Adverse developments in these tax laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, financial condition or results of operations. In addition, the tax authorities in any applicable jurisdiction may disagree with the tax treatment or characterization of any of our transactions, which, if successfully challenged by such tax authorities, could have a material adverse effect on our business, financial condition or results of operations. Certain changes in the mix of our earnings between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a material adverse effect on our overall effective tax rate.


Financial Risks


Our revenue and results of operations are significantly affected by payments received from the government and third-party payors.

A significant portion of our revenue is derived from government healthcare programs. For the year ended December 31, 2024, we derived approximately 71% of our revenue from the Medicare and Medicaid programs.

Government payors in the U.S., such as Medicaid, generally reimburse us on a fee-for-service basis based on predetermined reimbursement rate schedules. As a result, we are limited in the amount we can record as revenue for our services from these government programs, and if we have a cost increase, we typically will not be able to recover this increase. In addition, the federal government and many state governments, are operating under significant budgetary pressures, and they may seek to reduce payments under their Medicaid programs for services such as those we provide. Government payors also tend to pay on a slower schedule. In addition to limiting the amounts they will pay for the services we provide their members, government payors may, among other things, impose prior authorization and concurrent utilization review programs that may further limit the services for which they will pay and shift patients to lower levels of care and reimbursement. Therefore, if governmental entities reduce the amounts they will pay for our services, if they elect not to continue paying for such services altogether, or if there is a significant contraction of the number of individuals covered by state Medicaid programs, our business, financial condition or results of operations could be adversely affected. In addition, if governmental entities slow their payment cycles further, our cash flow from operations could be negatively affected.

Commercial payors such as managed care organizations, private health insurance programs and labor unions generally reimburse us for the services rendered to insured patients based upon contractually determined rates. These commercial payors are under significant pressure to control healthcare costs. In addition to limiting the amounts they will pay for the services we provide their members, commercial payors may, among other things, impose prior authorization and concurrent utilization review programs that may further limit the services for which they will pay and shift patients to lower levels of care and reimbursement. These actions may reduce the amount of revenue we derive from commercial payors.

Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government healthcare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, since most states operate with balanced budgets and since the Medicaid program is often a state's largest program, some states can be expected to enact or consider enacting legislation formulated to reduce their Medicaid expenditures. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial condition and results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the financial condition and operating results of our facilities. Further, we may not be able to negotiate or sustain rate increases we have experienced in recent years, and may not be able to achieve consistent rate increases from year to year. Management expects third-party payors to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our business, financial condition and results of operations.

Our healthcare facilities are also subject to federal, state and commercial payor audits to validate the accuracy of claims submitted to government healthcare programs and commercial payors. If these audits identify overpayments, we could be required to make substantial repayments, subject to various appeal rights. Our facilities are routinely subjected to claims audits in the ordinary course of business. While no such audit has identified any material overpayment liability, should a potential material overpayment liability arise from a future audit, such overpayment liability may ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations, as well as commercial payor contracts, also provide for withholding or suspending payments in certain circumstances, which could adversely affect our cash flow.

Our debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

At December 31, 2024, we had approximately $2.0 billion of total debt (net of debt issuance costs, discounts and premiums of $8.9 million), which included approximately $1.0 billion of debt under the Credit Facility, $450.0 million of debt under the 5.500% Senior Notes (as defined below) and $475.0 million of debt under the 5.000% Senior Notes (as defined below). See "Item 1. Business — Financing Transactions" for additional details regarding our outstanding indebtedness.

Our debt could have important consequences to our business. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;

- make it more difficult for us to satisfy our other financial obligations;

- restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on our outstanding term loan borrowings under the Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- expose us to interest rate fluctuations because the interest on the Credit Facility is imposed at variable rates;

- make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a competitive disadvantage compared to our competitors that have less debt;

- limit our ability to borrow additional funds; and

- limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of our financing arrangements contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the Credit Facility and the Senior Notes (as defined below).

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash to service our debt depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Facility or from other sources in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition and the value of our outstanding debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

Our financing arrangements impose, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries' ability to:

- incur or guarantee additional debt and issue certain preferred stock;

- pay dividends on our common stock or redeem, repurchase or retire our equity interests or subordinated debt;

- transfer or sell our assets;

- make certain payments or investments;

- make capital expenditures;

- create certain liens on assets;

- create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

- engage in certain transactions with our affiliates; and

- merge or consolidate with other companies.

The Credit Facility also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility".

The restrictions may prevent us from taking actions that management believes would be in the best interests of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. We cannot assure you that we will be granted waivers or amendments to our financing arrangements if for any reason we are unable to comply with our financial covenants. The breach of any of these covenants and restrictions could result in a default under the indentures governing the Senior Notes or under the Credit Facility, which could result in an acceleration of our debt.

Despite our current debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our debt.

In January 2024, we entered into the Second Amendment, which provides for the incurrence of $350.0 million of Incremental Term Loans. We may incur substantial additional debt, including additional notes and other debt, in the future. Although the indentures governing the Senior Notes and the Credit Facility contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify and we may not be able to meet all our debt obligations.

If we default on our obligations to pay our debt, we may not be able to make payments on our financing arrangements.

Any default under the agreements governing our debt, including a default under the Credit Facility or the indentures governing the Senior Notes, and the remedies sought by the holders of such debt, could adversely affect our ability to pay the principal, premium, if any, and interest on the Senior Notes and substantially decrease the market value of the Senior Notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our debt, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our debt (including the Credit Facility and the indentures governing the Senior Notes), we would be in default under the terms of the agreements governing such debt. In the event of such default, the holders of such debt could elect to declare all the funds borrowed thereunder to be due and payable, the lenders under the Credit Facility could elect to terminate their commitments or cease making further loans and institute foreclosure proceedings against our assets, or we could be forced to apply all available cash flows to repay such debt, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indentures governing the Senior Notes and the agreement governing the Credit Facility have customary cross-default provisions, if the debt under the Senior Notes or the Credit Facility is accelerated, we may be unable to repay or refinance the amounts due.

We may be required to record additional charges to future earnings if our goodwill, intangible assets and property and equipment become impaired.

We are required under U.S. generally accepted accounting principles ("GAAP") to review our goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events indicate the carrying value of a reporting unit may not be recoverable. For the year ended December 31, 2024, we recorded non-cash impairment charges of $17.3 million related to the closure of certain facilities, which is recorded on our consolidated statement of operations. The non-cash impairment charges included indefinite-lived asset impairments of $3.5 million, property impairments of $12.4 million and operating lease right-of-use asset impairments of $1.4 million. For the year ended December 31, 2023, we recorded non-cash impairment charges of $9.8 million related to the closure of certain facilities, which is recorded on our consolidated statement of operations. The non-cash impairment charges included indefinite-lived asset impairments of $5.4 million, property impairments of $2.0 million and operating lease right-of-use asset impairments of $2.4 million. Our evaluation of goodwill and the need for any further impairment in subsequent periods is sensitive to revisions to our current projections. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Property and Equipment and other Long-Lived Assets" and "Item 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Indefinite-Lived Intangible Assets" for additional information.

Our operating costs are subject to increases in the wages and salaries of our staff.

The most significant operating expense for our facilities is wage costs, which represent the staff costs incurred in providing our services and running our facilities, and which are primarily driven by the number of employees and pay rates. The number of employees employed by us is primarily linked to the number of facilities we operate and the number of individuals cared for by us. While we have reduced the number of employees when occupancy rates decrease at our facilities and can continue to do so in the future, there is a limit on the extent to which this can be done without impacting the quality of our services.

We also have a number of recurring costs including insurance, utilities and rental costs, and may face increases to other recurring costs such as regulatory compliance costs. There can be no assurance that any of our recurring costs will not grow at a faster rate than our revenue. As a result, any increase in our operating costs could have a material adverse effect on our business, results of operations and financial condition.

We are subject to volatility in the global capital and credit markets as well as significant developments in macroeconomic and political conditions that are out of our control.

Our business has in the past been, and may continue to be, affected by a number of factors that are beyond our control, such as general macroeconomic conditions, conditions in the financial services markets, geopolitical conditions and other general political and economic developments, and can continue to be affected by such factors in the future. In particular, we have historically financed acquisitions, the development of de novo and joint venture facilities and the modification of our existing facilities through a variety of sources, including our own cash reserves and debt financing. While we intend to seek to finance acquisitions and new and existing developments from similar sources in the future, there may be insufficient cash reserves to fund the budgeted capital expenditure and market conditions and other factors may prevent us from obtaining debt financing on appropriate terms or at all. In addition, market conditions may limit the number of financial institutions that are willing to provide financing to landlords with whom we wish to contract to build new healthcare facilities which can then be made available to us under a long-term operating lease. If conditions in the global economy remain uncertain or weaken further, this could materially adversely impact our average daily census ("ADC"), which would have a corresponding negative impact on our business, results of operations and financial condition.

A worsening of the economic and employment conditions in the geographies in which we operate could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and Medicaid, which are significant payor sources for our facilities. In periods of high unemployment, we have faced and could continue to face the risk of potential declines in the population covered under private insurance, patient decisions to postpone or decide against receiving behavioral healthcare services, potential increases in the uninsured and underinsured populations we serve and further difficulties in collecting patient co-payment and deductible receivables.

A sizable portion of our revenue from certain residential recovery, eating disorder facilities, CTCs and youth programs is from self-payors. Accordingly, a sustained downturn in the U.S. economy could restrain the ability of our patients and the families of our students to pay for services.

Furthermore, the availability of liquidity and capital resources to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, access to those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt (including debt under the Credit Facility and the Senior Notes). A sustained economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under the Credit Facility, causing them to fail to meet their obligations to us.

Increased inflationary pressure and rising interest rates may adversely impact our business, financial condition and results of operations.

We have experienced, and may continue to experience, increased inflationary pressure on our business, including increased personnel and supply chain costs. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies, and geopolitical instability, including the ongoing conflicts between Ukraine and Russia and in Israel and Gaza. Continuing inflationary pressure, has in the past, and could in the future, impact our costs of labor and services and the margins we are able to realize on the operation of our facilities and services, all of which could have an adverse impact on our business, financial position, results of operations and cash flows. Inflation has also resulted in higher interest rates, which in turn will result in higher costs of debt borrowing and could limit our growth strategy.

The industry trend on value-based purchasing may negatively impact our revenue.

There is a trend in the healthcare industry toward value-based purchasing of healthcare services, rather than per diem charges. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs including Medicare and Medicaid currently require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events. Many large commercial payors currently require hospitals to report quality data, and several commercial payors do not reimburse hospitals for certain preventable adverse events.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenue if we are unable to meet quality standards established by both governmental and private payers.

The trend by insurance companies and managed care organizations to enter into sole-source contracts may limit our ability to obtain patients.

Insurance companies and managed care organizations are entering into sole-source contracts with healthcare providers, which could limit our ability to obtain patients since we do not offer the range of services required for these contracts. Moreover, private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such networks or if the reimbursement rate in such networks is not adequate to cover the cost of providing the service.

An increase in uninsured or underinsured patients or the deterioration in the collectability of patient accounts receivables could harm our results of operations.

Collection of receivables from third-party payors and patients is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. We determine the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience. At December 31, 2024, our estimated implicit price concessions represented approximately 17% of our accounts receivable balance as of such date.

Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") could have a material adverse effect on our business.

We are required to maintain internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of NASDAQ listing rules and may breach the covenants under our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. If we or our independent registered public accounting firm identify any material weakness in our internal control over financial reporting in the future (including any material weakness in the controls of businesses we have acquired), their correction could require additional remedial measures which could be costly, time-consuming and could have a material adverse effect on our business.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, for use in our business or for other corporate purposes and do not anticipate that cash dividends with respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. In addition, the terms of our debt substantially limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be a stockholder's sole source of gain for the foreseeable future.

Operational Risks

An incident involving one or more of our patients or the failure by one or more of our facilities to provide appropriate care could result in increased regulatory burdens, governmental investigations, litigation, negative publicity and adversely affect the trading price of our common stock.

Because many of the patients we treat suffer from severe mental health and chemical dependency disorders, patient incidents, including deaths, sexual abuse, assaults and elopements, have occurred in the past and could continue to occur in the future. As a result of adverse patient incidents, we have experienced admissions holds, adverse regulatory action, civil litigation, negative publicity and negative impacts on referrals. If one or more of our facilities experiences an adverse patient incident in the future or is found to have failed to provide appropriate patient care, an admissions hold, loss of accreditation, license revocation or other adverse regulatory action could be taken against us. Any such patient incident or adverse regulatory action could result in governmental investigations, judgments or fines and have a material adverse effect on our business, financial condition and results of operations. In addition, we have been and could become the subject of negative publicity or unfavorable media attention, whether warranted or unwarranted, that could have a significant, adverse effect on the trading price of our common stock or adversely impact our reputation and how our referral sources and payors view us.

Joint ventures may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy, we have completed, and have announced plans to complete, a number of joint ventures and strategic alliances. These joint ventures may involve significant cash expenditures, debt incurrence, additional operating losses and expenses, and compliance risks that could negatively impact our business, financial condition or results of operations. Further, there is often a significant delay between our formation of a joint venture and the time that a de novo facility can be constructed and have a positive financial impact on our results of operations.

The nature of a joint venture requires us to consult with and share certain decision-making powers with unaffiliated third parties, some of which may be not-for-profit healthcare systems. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business or strategic plans. In that case, our financial condition and results of operations may be materially adversely affected or we may be required to increase our level of financial commitment to the joint venture. Moreover, differences in economic or business interests or goals among joint venture participants could result in delayed decisions, failures to agree on major issues and even litigation. If these differences cause the joint ventures to deviate from their business or strategic plans, or if our joint venture partners take actions contrary to our policies, objectives or the best interests of the joint venture, our business, financial condition and results of operations could be negatively impacted. In addition, our relationships with not-for-profit healthcare systems and the joint venture agreements that govern these relationships are intended to be structured to comply with current revenue rulings published by the Internal Revenue Service, as well as case law relevant to joint ventures between for-profit and not-for-profit healthcare entities. Material changes in these authorities could adversely affect our relationships with not-for-profit healthcare systems and related joint venture arrangements.

Our ability to grow our business through organic expansion either by developing de novo or joint venture facilities or by modifying existing facilities is dependent upon many factors.

Our ability to grow our business through organic expansion is dependent on capacity and occupancy at our facilities. Should our facilities reach maximum occupancy, we may need to implement other growth strategies either by developing de novo or joint venture facilities or by modifying existing facilities.

Our facilities typically need to be purpose-designed in order to enable the type and quality of service that we provide. Consequently, we must either develop sites to create facilities or purchase or lease existing facilities, which may require substantial modification. We must be able to identify suitable sites and there is no guarantee that such sites will be available at all, or at an economically viable cost or in areas of sufficient demand for our services. The subsequent successful development and construction of a de novo or joint venture facility is contingent upon, among other things, negotiation of construction contracts, regulatory permits and planning consents and satisfactory completion of construction. Similarly, our ability to expand existing facilities is also dependent upon various factors, including identification of appropriate expansion projects, permitting, licensure, financing, integration into our relationships with payors and referral sources, and margin pressure as de novo and joint venture facilities are filled with patients.

Delays caused by difficulties in respect of any of the above factors may lead to cost overruns and longer periods before a return is generated on an investment, if at all. We may incur significant capital expenditure but due to a regulatory, planning or other reason, may find that we are prevented from opening a de novo or joint venture facility or modifying an existing facility. Moreover, even when incurring such development capital expenditure, there is no guarantee that we can fill beds when they become available. Upon operational commencement of a de novo or joint venture facility, we typically expect that it will take 10 to 12 months, on average, to reach break-even results. Any delays or stoppages in our projects, the unsatisfactory completion or construction of such projects or the failure of such projects to increase our occupancy levels could have a material adverse effect on our ADC, which would have a corresponding negative impact on our business, results of operations and financial condition.

Our business growth and acquisition strategies expose us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral healthcare industry. Growth through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below.

Integration risks

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may acquire in the future, including the following:

- additional psychiatrists, other physicians and employees who are not familiar with our operations;

- patients who may elect to switch to another behavioral healthcare provider;

- regulatory compliance programs; and

- disparate operating, information and record keeping systems and technology platforms.

Integrating a newly acquired facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to successfully combine the operations of acquired facilities with our operations, and even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies, business cultures and internal controls and compliance. Certain acquisitions involve a capital outlay, and the return that we achieve on any capital invested may be less than the return that we would achieve on our other projects or investments. If we fail to complete the integration of acquired facilities, we may never fully realize the potential benefits of the related acquisitions.

Successful integration depends on the ability to effect any required changes in operations or personnel, which may entail unforeseen liabilities. The integration of acquired businesses may expose us to certain risks, including the following: difficulty in integrating these businesses in a cost-effective manner, including the establishment of effective management information and financial control systems; unforeseen legal, regulatory, contractual, employment or other issues arising out of the combination; combining corporate cultures; maintaining employee morale and retaining key employees; potential disruptions to our on-going business caused by our senior management's focus on integrating these businesses; and performance of the combined assets not meeting our expectations or plans. A failure to properly integrate these businesses could have a corresponding material adverse effect on our business, results of operations, financial condition or prospects.

Benefits may not materialize

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from potential cost savings and revenue improvement opportunities is subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral healthcare industry, reductions in reimbursement rates from third-party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our business, financial condition or results of operations.

Assumptions of unknown liabilities

Facilities that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for uncertain tax positions, liabilities for failure to comply with healthcare laws and regulations and liabilities for unresolved litigation or regulatory reviews. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities, the purchase agreement for some of our significant acquisitions contain minimal representations and warranties about the entities and business that we acquired. In addition, we have no indemnification rights against the sellers under some purchase agreements and all of the purchase price consideration was paid at closing. Therefore, we may incur material liabilities for the past activities of acquired entities and facilities. Even in those acquisitions in which we have such rights, we may experience difficulty enforcing the sellers' obligations, or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility's reputation could negatively impact our business, financial condition or results of operations.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors may have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included UHS and private equity firms. Also, suitable acquisitions may not be accomplished due to unfavorable terms. Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility's results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases. In addition, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, which could adversely affect our financial results, result in dilution to our stockholders, result in increased fixed obligations or impede our ability to manage our operations. There can be no assurances that we will be able to acquire facilities at historical or expected rates or on favorable terms.

Antitrust and other legal challenges

We may face antitrust and other legal challenges when acquiring facilities or other businesses, which could negatively impact our ability to close acquisition transactions. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission, the Department of Justice and many state agencies, including with respect to hospital acquisitions. Additionally, many states require CONs in order to acquire a hospital or other healthcare facility. The acquisition of hospitals and other healthcare facilities also often requires licensure approvals or reviews and complex change of ownership processes for Medicare and other payers. The increasingly challenging antitrust enforcement environment and other regulatory review or approval processes could significantly delay or even prevent our ability to acquire facilities and other businesses and increase our acquisition costs, which could adversely affect our overall growth strategy.

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins prior to the time of our acquisition or may have had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

We incur significant transaction-related costs in connection with acquisitions and other strategic transactions.

We incur substantial costs in connection with acquisitions and other strategic transactions, including transaction-related expenses. In addition, we may incur additional costs to maintain employee morale, retain key employees, and to formulate and execute integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of acquired businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

We care for a large number of vulnerable individuals with complex needs and any care quality deficiencies could adversely impact our brand, reputation and ability to market our services effectively.

Our future growth will partly depend on our ability to maintain our reputation for providing quality patient care and, through new programs and marketing activities, increased demand for our services. Factors such as increased acuity of our patients, health and safety incidents at our facilities, regulatory enforcement actions, negative press, civil liability or general customer dissatisfaction could lead to deterioration in the level of our quality ratings or the public perception of the quality of our services (including as a result of negative publicity about our industry generally), which in turn could lead to a loss of patient placements, referrals and self-pay patients or service users. Any impairment of our reputation, loss of goodwill or damage to the value of our brand name could have a material adverse effect on our business, results of operations and financial condition.

Many of our service users have complex medical conditions or special needs, are vulnerable and often require a substantial level of care and supervision. Our service users have in the past been harmed by one or more of our employees, and could in the future be harmed by our employees, either intentionally, through negligence or by accident. Further, individuals cared for by us have in the past engaged, and may in the future engage, in behavior that results in harm to themselves, our employees or to one or more other individuals, including members of the public. A serious incident involving harm to one or more service users or other individuals could result in negative publicity. Such negative publicity could have a material adverse effect on our brand, reputation and ADC, which would have a corresponding negative impact on our business, results of operations and financial condition. Furthermore, the damage to our reputation or to the reputation of the relevant facility from any such incident could be exacerbated by any failure on our part to respond effectively to such incident.

The cost of construction materials and labor has significantly increased, and we continue to grow our business through expansion of existing facilities and development of de novo and joint venture facilities.

Although we evaluate the financial feasibility of construction projects by determining whether the projected cash flow return on investment exceeds our cost of capital and have implemented efforts to realize efficiencies in our design and construction processes, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

Our business could be disrupted if our information systems fail or if our databases are destroyed or damaged.

Our information technology ("IT") platforms support, among other things, management control of patient administration, billing and financial information and reporting processes. For example, patients in some of our facilities have an electronic patient record that allows our caregivers and nurses to see information about a patient's care and treatment. Our IT systems are subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and our disaster recovery planning cannot account for all eventualities. Any failure in or breach of our IT systems could adversely impact our business, results of operations and financial condition.

If we do not continually enhance our facilities with the most recent technological advances, our ability to maintain and expand our markets will be adversely affected.

As healthcare technology continues to advance, we expect information technology to play a greater role in our marketing and admissions processes and the operation of our facilities. To compete effectively, we must continually assess our automation needs and upgrade when significant technological advances occur. If our facilities do not stay current with technological advances in the healthcare industry, patients may seek treatment from other providers and/or physicians may refer their patients to alternate sources, which could adversely affect our results of operations and harm our business.

A cybersecurity incident could have a material adverse impact on us, including substantial sanctions, fines, and damages and civil and criminal penalties under federal and state privacy laws, in addition to reputational harm and increased costs.

We have experienced adverse IT events in the past including a criminal ransomware attack on our computer network, which resulted in a temporary systems outage, as well as attempts of computer hacking, vandalism and theft, malware, computer viruses, malicious codes, worms, phishing and other cyber-attacks. To date, we have seen no material impact on our business or operations from these attacks or events. However, it is widely reported that healthcare companies are increasingly prime targets for cyber-attacks and we expect our systems to continue to be subject to attack on a regular basis.

The proliferation of ever-evolving cyber threats mean that we and our third-party service providers and vendors must continually evaluate and adapt our respective systems and processes and overall security environment, as well as those of any operations we acquire. As cyber criminals continue to become more sophisticated through evolution of their tactics, techniques and procedures, we have taken, and will continue to take, additional preventive measures to strengthen the cyber defenses of our networks and data. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises, or misuses of data.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data and personally identifiable information stored in our IT systems, and the introduction of computer viruses or other malicious software programs to our systems, and cyber-attacks, email phishing schemes, malware, and ransomware. Moreover, a security breach, or threat thereof, could require that we expend significant resources to repair or improve our information systems and infrastructure and could distract management and other key personnel from performing their primary operational duties. In the event of a material breach or cyber-attack, the associated expenses and losses may exceed our current insurance coverage for such events. In addition, some adverse consequences are not insurable, such as reputational harm and third-party business interruption.

A cyber-attack that bypasses our IT security systems, or other adverse IT event, resulting in an IT security breach, loss of PHI or other data subject to privacy laws, loss of proprietary business information, or a material disruption of our IT business systems, could have a material adverse impact on our business, financial condition or results of operations. Any successful cybersecurity attack or other unauthorized attempt to access our systems or facilities could result in negative publicity which could damage our reputation or brand with our patients, referral sources, payors, or other third parties and could subject us to substantial sanctions, fines, and damages and civil and criminal penalties under federal and state privacy laws, in addition to litigation with those affected.

We may fail to deal with clinical waste in accordance with applicable regulations or otherwise be in breach of relevant medical, health and safety or environmental laws and regulations.

As part of our normal business activities, we produce and store clinical waste which may produce effects harmful to the environment or human health. The storage and transportation of such waste is strictly regulated. Our waste disposal services are outsourced and should the relevant service provider fail to comply with relevant regulations, we could face sanctions or fines which could adversely affect our brand, reputation, business or financial condition. Health and safety risks are inherent in the services that we provide and are constantly present in our facilities, primarily in respect of food and water quality, as well as fire safety and the risk that service users may cause harm to themselves, other service users or employees. From time to time, we have experienced, like other providers of similar services, undesirable health and safety incidents. Some of our activities are particularly exposed to significant medical risks relating to the transmission of infections or the prescription and administration of drugs for residents and patients. If any of the above medical or health and safety risks were to materialize, we may be held liable, fined and any registration certificate could be suspended or withdrawn for failure to comply with applicable regulations, which may have a material adverse impact on our business, results of operations and financial condition.

Although we have facilities in 39 states and Puerto Rico, we have substantial operations in Pennsylvania, California and Tennessee, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

Revenue from Pennsylvania, California and Tennessee represented approximately 13%, 8% and 7% of our total revenue for the year ended December 31, 2024, respectively. This concentration makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these locations could have a disproportionate effect on our overall business results. If our facilities in these locations are adversely affected by changes in regulatory and economic conditions, our business, financial condition or results of operations could be adversely affected.

Our business and operations are subject to risks related to natural disasters and climate change.

Some of our facilities are located in areas prone to hurricanes or wildfires. Natural disasters have historically had a disruptive effect on the operations of facilities and the patient populations in such areas. Our business activities could be significantly disrupted by wildfires, hurricanes or other natural disasters, and our property insurance may not be adequate to cover losses from such wildfires, storms or other natural disasters. Even if our facilities are not directly damaged, we may experience considerable disruptions in our operations due to property damage or electrical outages experienced in storm-affected areas by our personnel, payors, vendors and others. Additionally, long-term adverse weather conditions, whether caused by global climate change or otherwise, could cause an outmigration of people from the communities where our facilities are located. If any of the circumstances described above occur, our business, financial condition or results of operations could be adversely affected.

New disclosure standards and rules related to environmental matters have been adopted and may continue to be introduced in various states and other jurisdictions. In October 2023, the state of California enacted the Climate Corporate Data Accountability Act, which mandates the disclosure of greenhouse gas emissions, including Scope 1, Scope 2 and Scope 3 emissions; and the Climate-Related Financial Risk Act, which mandates the disclosure of climate-related financial risks, and measures adopted to reduce and adapt to such risks. Both California laws require initial disclosures in 2026 for companies doing business in the state and exceeding certain revenue thresholds. New or expanded climate-related laws could impose substantial costs, including those related to diligence, compliance and reporting requirements.

A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

If a pandemic, epidemic, outbreak of an infectious disease or other public health crisis were to occur in an area in which we operate, our operations could be adversely affected. Such a crisis could diminish the public trust in healthcare facilities, especially facilities with patients affected by infectious diseases. If any of our facilities were involved, or perceived as being involved, in treating such patients, other patients might fail to seek care at our facilities, and our reputation may be negatively affected. Further, a pandemic, epidemic or outbreak might adversely impact our business by causing a temporary shutdown or diversion of patients, by disrupting or delaying production and delivery of pharmaceuticals and other medical supplies or by causing staffing shortages in our facilities. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business, financial condition or results of operations.

If we fail to cultivate new or maintain established relationships with referral sources, our business, financial condition and results of operations could be adversely affected.

Our ability to grow or even to maintain our existing level of business depends significantly on our ability to establish and maintain close working relationships with physicians, managed care companies, insurance companies, educational consultants and other referral sources. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. If we lose existing relationships with our referral sources, the number of people to whom we provide services may decline, which may adversely affect our revenue. If we fail to develop new referral relationships, our growth may be restrained.

We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

The healthcare industry is highly competitive, and competition among healthcare providers (including hospitals) for patients, physicians and other healthcare professionals has intensified in recent years. There are other healthcare facilities that provide behavioral and other mental health services comparable to those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by non-profit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes. Some of our for-profit competitors are local, independent operators or physician groups with strong established reputations within the surrounding communities, which may adversely affect our ability to attract a sufficiently large number of patients in markets where we compete with such providers. We also face competition from other for-profit entities, who may possess greater financial, marketing or research and development resources than us or may invest more funds in renovating their facilities or developing technology.

If our competitors are better able to attract patients, recruit and retain physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our results of operations may be adversely affected.

We may be unable to extend leases at expiration, which could harm our business, financial condition or results of operations.

We lease the real property on which a number of our facilities are located. Our lease agreements generally give us the right to renew or extend the term of the leases and, in certain cases, purchase the real property. These renewal and purchase rights generally are based upon either prescribed formulas or fair market value. Management expects to renew, extend or exercise purchase options with respect to our leases in the normal course of business; however, there can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal, extension or purchase options. Furthermore, the terms of any such options that are based on fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending on the circumstances at the time of exercise. If we are not able to renew or extend our existing leases, or purchase the real property subject to such leases, at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition or results of operations could be adversely affected.

Controls designed to reduce inpatient services may reduce our revenue.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, expanded the potential use of prepayment review by Medicare contractors by eliminating certain statutory restrictions on its use. Utilization review is also a requirement of most non-governmental managed-care organizations and other third-party payors. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our financial condition and results of operations.

We are a holding company with no operations and rely upon our subsidiaries to provide us with the funds necessary to meet our financial obligations. Liabilities of any one or more of our subsidiaries could be imposed upon us or our other subsidiaries.

We are a holding company with no direct operating assets, employees or revenue. Our principal assets are the equity interests we directly or indirectly hold in our multiple operating and other subsidiaries. As a result, we are dependent upon our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us. The ability of our subsidiaries to provide us with the funds necessary to meet our financial obligations will depend substantially on their respective operating results and may be subject to restrictions under, among other things, the laws of their respective jurisdictions of organization, agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries. In addition, liabilities of any one or more of our subsidiaries could be imposed on us or our other subsidiaries.

Human Capital Risks

Our facilities face competition for staffing, labor shortages and higher turnover rates that may increase our labor costs and reduce our profitability.

Our operations depend on the efforts, abilities and experience of our management and medical support personnel, including our addiction counselors, therapists, nurses, pharmacists, licensed counselors, clinical technicians, and mental health technicians, as well as our psychiatrists and other professionals. We compete with other healthcare providers in recruiting and retaining qualified management, program directors, physicians (including psychiatrists) and support personnel responsible for the daily operations of our business, financial condition or results of operations.

A shortage of nurses, qualified addiction counselors and other medical and care support personnel, combined with low unemployment rates for such personnel and intense competition from other healthcare facilities, has been a significant operating issue facing us and other healthcare providers. We may be required to enhance wages and benefits to hire nurses, qualified addiction counselors and other medical and care support personnel, hire more expensive temporary personnel or increase our recruiting and marketing costs relating to labor. We have resorted to using more expensive contract labor at certain of our facilities, and the use of temporary or agency staff could heighten the risk one of our facilities experiences an adverse patient incident. Further, because we generally recruit our personnel from the local area where the relevant facility is located, the availability in certain areas of suitably qualified personnel can be limited, particularly care home management, qualified teaching personnel and nurses. In addition, certain of our facilities are required to maintain specified staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenue. Certain of our treatment facilities are located in remote geographical areas, far from population centers, which increases this risk.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Increased turnover rates within our employee base can lead to decreased efficiency and increased costs, such as increased overtime and use of contract labor to meet demand and increased wage rates to attract and retain employees. Our failure either to recruit and retain qualified management, psychiatrists, therapists, counselors, nurses and other medical support personnel or control our labor costs could have a material adverse effect on our results of operations.

Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians, and nurses, counselors and other medical support personnel.

The success and competitive advantage of our facilities depends, in part, on the number and quality of the psychiatrists and other physicians, and nurses, counselors and other medical support personnel on the medical staffs of our facilities and our maintenance of good relations with those medical professionals. Although we employ psychiatrists and other physicians at many of our facilities, psychiatrists and other physicians generally are not employees of our facilities, and, in a number of our markets, they have admitting privileges at competing hospitals providing acute or inpatient behavioral healthcare services. Such physicians (including psychiatrists) may terminate their affiliation with us at any time or admit their patients to competing healthcare facilities or hospitals. If we are unable to attract and retain sufficient numbers of quality psychiatrists and other physicians by providing adequate support personnel and facilities that meet the needs of those psychiatrists and other physicians, they may stop referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of psychiatrists and other physicians to practice in certain of the communities in which our facilities are located. Our failure to recruit psychiatrists and other physicians to these communities or the loss of such medical professionals in these communities could make it more difficult to attract patients to our facilities and thereby may have a material adverse effect on our business, financial condition or results of operations. Additionally, our ability to recruit psychiatrists and other physicians is closely regulated. The form, amount and duration of assistance we can provide to recruited psychiatrists and other physicians is limited by the Stark Law, the Anti-Kickback Statute, state anti-kickback statutes, and related regulations.

Some of our employees are represented by labor unions and any work stoppage could adversely affect our business.

Increased labor union activity could adversely affect our labor costs. At December 31, 2024, a labor union represented approximately 131 of our employees at one of our facilities. We cannot assure you that employee relations will remain stable. Furthermore, there is a possibility that work stoppages could occur as a result of union activity, which could increase our labor costs and adversely affect our business, financial condition or results of operations. To the extent that a greater portion of our employee base unionizes and the terms of any collective bargaining agreements are significantly different from our current compensation arrangements, it is possible that our labor costs could increase materially and our business, financial condition or results of operations could be adversely affected.

We depend on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.

The expertise and efforts of our senior executives and the chief executive officer, chief financial officer, medical directors, physicians and other key members of our facility management personnel are important to the success of our business. It may take time for new officers to be integrated into our business. In addition, the loss of the services of one or more of our senior executives or our facility management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could have a material adverse effect on our business, results of operations and financial condition.

General Risk Factors

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

- a classified board of directors, that will not be fully declassified until 2029;

- a prohibition on stockholder action through written consent;

- a requirement that special meetings of stockholders be called only upon a resolution approved by a majority of our directors then in office;

- advance notice requirements for stockholder proposals and nominations; and

- the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Although we have elected not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Waud Capital Partners, L.L.C. ("WCP"), its affiliates and any investment fund managed by WCP will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL. Accordingly, the provision in our amended and restated certificate of incorporation that adopts a modified version of Section 203 of the DGCL may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

Fluctuations in our operating results, quarter to quarter earnings and other factors, including factors outside our control, may result in significant decreases in the price of our common stock.

The stock markets experience volatility, in some cases unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our facilities as profitably as we have in the past or as our investors expect us to in the future, the market price of our common stock will likely decline when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and other factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, outcomes of political elections, demographic changes, operating results of other healthcare companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, climate change, the impact of a pandemic, epidemic, or outbreak of an infectious disease, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets or other developments affecting the healthcare industry.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by us or our existing stockholders, particularly our largest stockholders, our directors and executive officers, in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to publish regular reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and related rules implemented by the SEC and NASDAQ. Enacted in July 2010, the Dodd-Frank Act contains significant corporate governance and executive compensation-related provisions, some of which the SEC has implemented by adopting additional rules and regulations in areas such as executive compensation. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Management expects these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although management is currently unable to estimate these costs with any degree of certainty. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

As part of our Enterprise Risk Management ("ERM") process, we identify risks and assign responsibility for managing each risk to the appropriate level of management. Cybersecurity is a risk identified in our ERM process. Management has implemented a comprehensive cybersecurity risk management strategy in line with industry standards and regulatory requirements. This strategy includes:

- conducting an independent cybersecurity maturity assessment to evaluate the health of our overall cyber programs and developing a solid roadmap to continuously improve our defensive posture;

- performing regular risk assessments, where we identify potential vulnerabilities and evaluate the likelihood of various cyber threats;

- implementing security controls including email and browser protection, audit log monitoring, malware defenses, controlled use of administrative privileges, encryption protocols, and multi-factor authentication; and

- implementing progressively challenging employee training and awareness programs, including simulated phishing campaigns, to reduce the risk of human error in the recognition and reporting of potential threats.

We continuously monitor our networks and systems and integrate threat intelligence feeds to evaluate evolving cyber threats. We conduct regular testing and simulation exercises, including engaging third-party service providers to perform penetration testing, to identify and address weaknesses in our defenses and engage third-party service providers to perform cybersecurity risk assessments, which are based on the National Institute of Standards and Technology framework. Cyber risks are considered and addressed for those third-party relationships deemed critical to our operations, as well as those with access to or custody of confidential data or customer non-public information, including PHI, and those services or products accessed in a cloud environment or involving generative artificial intelligence or other machine learning technologies.

The Audit and Risk Committee of the board of directors has responsibility of oversight for our enterprise risk assessment and risk management systems. Our Chief Information Officer ("CIO"), Senior Director of Information Security and other delegated positions are responsible for assessing and managing our material risks from cybersecurity risks. Our CIO has 15 years of experience in cybersecurity and a degree in management information systems. We also have a Cybersecurity Infrastructure Committee that meets monthly. We have implemented an incident response strategy as an element of our overall risk management approach. Our incident response plan entails clearly-defined roles and responsibilities, established communication protocols and measures to mitigate the impact of any cybersecurity incidents. We have experienced adverse IT events in the past, but to date, we have seen no material impact on our business or operations from these attacks or events. We prioritize the detection, response, and recovery from potential breaches and carry cybersecurity insurance which includes cyber breach response services. The scope and coverage of our cybersecurity insurance is reviewed on an annual basis. Risks and potential threats are identified and measured through these monitoring, testing, and response processes procedures and significant risks, and threats are reported by the CIO to the Audit and Risk Committee.

Item 2. Properties.

The following table lists, by state or country, the number of behavioral healthcare facilities directly or indirectly owned and operated by us at December 31, 2024:

State	Facilities	Operated Beds
Alaska	1	—
Arizona	5	633
Arkansas	6	785
California	23	584
Colorado	1	144
Delaware	4	130
Florida	11	541
Georgia	9	413
Illinois	3	353
Indiana	10	337
Iowa	2	—
Kansas	1	—
Kentucky	1	—
Louisiana	6	470
Maine	6	—
Maryland	3	—
Massachusetts	16	263
Michigan	5	442
Mississippi	3	499
Missouri	4	483
Nevada	4	134
New Hampshire	2	—
New Jersey	1	—
North Carolina	13	376
Ohio	6	290
Oklahoma	4	108
Oregon	7	—
Pennsylvania	31	1,895
Rhode Island	2	—
South Carolina	4	63
South Dakota	1	126
Tennessee	14	1,097
Texas	5	619
Utah	6	140
Vermont	1	—
Virginia	9	601
Washington	8	—
West Virginia	7	—
Wisconsin	16	155
Puerto Rico	1	172
	262	11,853

See "Item 1. Business — Operations" for a summary description of the facilities that we own and lease. In addition, we currently lease approximately 61,000 square feet of office space at 6100 Tower Circle, Franklin, Tennessee, for our corporate headquarters. Our headquarters and facilities are generally well maintained and in good operating condition.

Item 3. Legal Proceedings.

Information with respect to this item may be found in Note 11 — Commitments and Contingencies in the accompanying notes to our consolidated financial statements beginning on Page F-1 of this Annual Report on Form 10-K, which information is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed for trading on The NASDAQ Global Select Market under the symbol "ACHC."

Stockholders

As of February 27, 2025, there were approximately 612 holders of record of our common stock.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

During the three months ended December 31, 2024, we withheld shares of our common stock to satisfy employee minimum statutory tax withholding obligations payable upon the vesting of restricted stock units, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31	4,470	$ 51.73	—	—
November 1 – November 30	1,015	$ 42.29	—	—
December 1 – December 31	809	$ 39.09	—	—
Total	6,294			

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 25, 2025, our board of directors authorized a share repurchase program (the "share repurchase program") pursuant to which we may, from time to time, acquire up to $300.0 million of outstanding shares of our common stock, exclusive of any fees, commissions, or other expenses related to such repurchases. Repurchases made pursuant to the share repurchase program will be made in accordance with applicable securities laws and may be made at management's discretion from time to time in the open market, in privately negotiated transactions, or through block trades, derivatives transactions, or purchases made in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The share repurchase program has no termination date and may be modified, suspended or discontinued by our board of directors at any time. The authorization does not obligate us to repurchase any shares.

Dividends

We have never declared or paid dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness (including the Credit Facility and the indenture governing the Senior Notes), and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations with our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as "may," "might," "will," "would," "should," "could" or the negative thereof. Generally, the words "anticipate," "believe," "continue," "expect," "intend," "estimate," "project," "plan" and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following:

- the impact of internal or governmental investigations, regulatory actions, whistleblower lawsuits and other legal proceedings;

- the impact of competition for staffing, labor shortages and higher turnover rates on our labor costs and profitability;

- the impact of inflationary pressure and interest rate volatility;

- compliance with laws and government regulations;

- our indebtedness, our ability to meet our debt obligations, and our ability to incur substantially more debt;

- the impact of payments received from the government and third-party payors on our revenue and results of operations;

- the impact of volatility in the global capital and credit markets, as well as significant developments in macroeconomic and political conditions that are out of our control;

- the impact of general economic and employment conditions on our business and future results of operations, including increased construction and other costs due to inflation, the imposition of tariffs or trade disputes;

- difficulties in successfully integrating the operations of acquired facilities or realizing the potential benefits and synergies of our acquisitions and joint ventures;

- our ability to recruit and retain quality psychiatrists and other physicians, nurses, counselors and other medical support personnel;

- the occurrence of patient incidents, which could result in negative media coverage, adversely affect the price of our securities and result in incremental regulatory burdens and governmental investigations;

- the impact of claims brought against us or our facilities including claims for damages for personal injuries, medical malpractice, overpayments, breach of contract, securities law violations, tort and employee related claims;

- the outcome of pending litigation;

- the impact of carrying a large self-insured retention, the possibilities of being responsible for significant amounts not covered by insurance, premium increases and insurance not being available on acceptable terms because of our claims experience;

- the impact of the enactment, amendment or expiration of statutes and regulations affecting the healthcare industry, and potential reductions to Medicare and Medicaid payment rates, changes in reimbursement practices or funding levels, or modification of Medicaid supplemental payment programs;

- our acquisition, joint venture and wholly-owned de novo strategies, which expose us to a variety of operational and financial risks, as well as legal and regulatory risks;

- the impact of state efforts to regulate the construction or expansion of healthcare facilities on our ability to operate and expand our operations;

- our ability to implement our business strategies;

- the impact of disruptions on our inpatient and outpatient volumes caused by pandemics, epidemics or outbreaks of infectious diseases;

- our dependence on key management personnel, key executives and local facility management personnel;

- our restrictive covenants, which may restrict our business and financing activities;

- the impact of adverse weather conditions and climate change, including the effects of hurricanes, wildfires and other natural disasters, and any resulting outmigration;

- the risk of a cybersecurity incident and any resulting adverse impact on our operations or violation of laws and regulations regarding information privacy;

- the impact of our business if our information systems fail or our databases are destroyed or damaged;

- our ability to access capital on acceptable terms;

- our future cash flow and earnings;

- the impact of our highly competitive industry on patient volumes;

- our ability to cultivate and maintain relationships with referral sources;

- the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients;

- the impact of value-based purchasing programs on our revenue;

- our potential inability to extend leases at expiration;

- the impact of controls designed to reduce inpatient services on our revenue;

- the impact of different interpretations of accounting principles on our results of operations or financial condition;

- the impact of environmental, health and safety laws and regulations, especially in locations where we have concentrated operations;

- the impact of laws and regulations relating to privacy and security of patient health information and standards for electronic transactions;

- the impact of a change in the mix of our earnings, adverse changes in our effective tax rate and adverse developments in tax laws generally;

- changes in interpretations, assumptions and expectations regarding tax legislation and policy, including provisions that may be issued by federal and state taxing authorities;

- failure to maintain effective internal control over financial reporting;

- the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our securities; and

- those risks and uncertainties described from time to time in our filings with the SEC.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this Annual Report on Form 10-K. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Overview

Our business strategy is to become the indispensable behavioral healthcare provider for the high-acuity and complex needs patient population. We are committed to providing the communities we serve with high-quality, cost-effective behavioral healthcare services, while growing our business, increasing profitability and creating long-term value for our stockholders. This strategy includes five growth pathways: expansions of existing facilities, joint venture partnerships, de novo facilities, acquisitions and expansion across our continuum of care. At December 31, 2024, we operated 262 behavioral healthcare facilities with approximately 11,850 beds in 39 states and Puerto Rico. During the year ended December 31, 2024, we added 776 beds, consisting of 312 added to existing facilities and 464 added through the opening of four wholly-owned facilities and one joint venture facility, and we opened nine CTCs.

We are the leading publicly traded pure-play provider of behavioral healthcare services in the U.S. Management believes that we are positioned as a leading platform in a highly fragmented industry under the direction of an experienced management team that has significant industry expertise. Management expects to take advantage of several strategies that are more accessible as a result of our increased size and geographic scale, including continuing a national marketing strategy to attract new patients and referral sources, increasing our volume of out-of-state referrals, providing a broader range of services to new and existing patients and clients and selectively pursuing opportunities to expand our facility and bed count through acquisitions, wholly-owned de novo facilities, joint ventures and bed additions in existing facilities.

Acquisitions

On February 22, 2024, we acquired substantially all of the assets of Turning Point, a 76-bed specialty provider of substance use disorder and primary mental health treatment services that supports the Salt Lake City, Utah, metropolitan market. Turning Point provides a full continuum of treatment services, including residential, partial hospitalization and intensive outpatient services.

On November 7, 2022, we acquired four CTCs located in Georgia from Brand New Start.

Results of Operations

The following table illustrates our consolidated results of operations for the respective periods shown (dollars in thousands):

	Year Ended December 31,					
	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Revenue	$3,153,963	100.0%	$2,928,738	100.0%	$2,610,399	100.0%
Salaries, wages and benefits	1,691,024	53.6%	1,572,330	53.7%	1,393,434	53.4%
Professional fees	189,706	6.0%	176,013	6.0%	158,013	6.1%
Supplies	112,713	3.6%	105,992	3.6%	100,200	3.8%
Rents and leases	47,861	1.5%	46,552	1.6%	45,462	1.7%
Other operating expenses	440,788	14.0%	388,906	13.3%	349,277	13.4%
Income from provider relief fund	—	0.0%	(6,419)	(0.2)%	(21,451)	(0.8)%
Depreciation and amortization	149,595	4.7%	132,349	4.5%	117,769	4.5%
Interest expense, net	116,368	3.7%	82,125	2.8%	69,760	2.7%
Legal settlements expense	—	0.0%	394,181	13.5%	—	0.0%
Loss on impairment	17,276	0.5%	9,790	0.3%	—	0.0%
Gain on sale of property	—	0.0%	(9,747)	(0.3)%	—	0.0%
Transaction, legal and other costs	46,753	1.5%	62,026	2.1%	23,792	0.9%
Total expenses	2,812,084	89.1%	2,954,098	100.9%	2,236,256	85.7%
Income (loss) before income taxes	341,879	10.9%	(25,360)	(0.9)%	374,143	14.3%
Provision for (benefit from) income taxes	77,395	2.5%	(9,699)	(0.3)%	94,110	3.6%
Net income (loss)	264,484	8.4%	(15,661)	(0.6)%	280,033	10.7%
Net income attributable to noncontrolling interests	(8,872)	(0.3)%	(6,006)	(0.2)%	(6,894)	(0.3)%
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$ 255,612	8.1%	$ (21,667)	(0.8)%	$ 273,139	10.4%

We believe that we are well positioned to help meet the growing demand for behavioral healthcare services and recorded revenue growth of 7.7% for the year ended December 31, 2024 compared to the year ended December 31, 2023. Similar with many other healthcare providers and other industries across the country, we have been navigating a tight labor market. While we experienced higher wage inflation compared to historical averages in recent years, we continue to see stability in our labor costs and our proactive focus helps us manage through this environment. We remain focused on ensuring that we have the level of staff to meet the demand in our markets across 39 states and Puerto Rico.

The following table sets forth percent changes in same facility operating data for the years ended December 31, 2024 and 2023 compared to the previous years:

| | Year Ended December 31, | |
	2024	2023
Same Facility Results (a)		
Revenue growth	7.7%	12.0%
Patient days growth	3.2%	5.1%
Admissions growth	1.3%	4.9%
Average length of stay change (b)	1.9%	0.2%
Revenue per patient day growth	4.3%	6.5%

(a) Results for the periods presented include facilities we have operated more than one year and exclude certain closed services.
(b) Average length of stay is defined as patient days divided by admissions.

Same facility results include operating results only for facilities and services operated in both the current and prior year. These metrics exclude the operating results associated with facilities under operation for less than one year and facilities acquired during the current or prior year, as well as facilities divested or removed from service, and also exclude general and administrative costs related to our corporate functions. Such costs related to our corporate functions include, amongst others, costs for accounting and finance, information systems, human resources, legal and operational and executive leadership. General and administrative costs directly related to the facilities are included in same facility results. Such costs directly related to our facilities include, amongst others, labor at the facility level, insurance, including property, professional, legal and general liability insurance, hospital supplies, including medication, utilities and food service, and general maintenance costs for the facility. We determine which general and administrative costs to exclude and include in same facility results by ensuring those costs directly associated with facility operations are captured at the facility level for reporting.

We believe that providing results on a same facility basis is helpful to our investors as a measure of our financial and operating performance because it neutralizes the impact of corporate-level items that do not arise out of our core operations at our facilities and because it neutralizes the impact of new facilities that are in early stages of operation and facilities that we no longer operate, each of which may distort investors' understanding of our underlying performance at our existing and continuing facilities. Further, we believe that providing same facility information is helpful to our investors as a measure of the financial and operating performance of our existing and continuing facilities on a comparable basis, and same facility results metrics provide investors with information useful in understanding underlying organic growth in such facilities. For these reasons, we believe that same facility results are particularly useful during periods of significant expansion or contraction.

Same facility results reflect adjustments that are intended to provide the specific presentation described above and that may be irregular in timing from period to period related to newly opened or acquired facilities or facilities that we no longer operate, and may omit certain results that investors may view as important. Same facility results may therefore not be indicative of the overall performance of our business and should be not be considered as an alternative for net income or any other performance measures derived in accordance with GAAP.

Year Ended December 31, 2024 compared to the Year Ended December 31, 2023

Revenue. Revenue increased $225.3 million, or 7.7%, to $3,154.0 million for the year ended December 31, 2024 from $2,928.7 million for the year ended December 31, 2023. Same facility revenue increased by $220.7 million, or 7.7%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, resulting from same facility growth in patient days of 3.2%, an increase in same facility revenue per patient day of 4.3% and an increase in same facility admissions of 1.3%. Consistent with the same facility patient day growth in 2023, the growth in same facility patient days for the year ended December 31, 2024 compared to the year ended December 31, 2023 resulted from the addition of beds to our existing facilities and ongoing demand for our services.

Salaries, wages and benefits. Salaries, wages and benefits ("SWB") expense was $1,691.0 million for the year ended December 31, 2024 compared to $1,572.3 million for the year ended December 31, 2023, an increase of $118.7 million. SWB expense included $37.1 million and $32.3 million of equity-based compensation expense for the years ended December 31, 2024 and 2023, respectively. Excluding equity-based compensation expense, SWB expense was $1,653.9 million, or 52.4% of revenue, for the year ended December 31, 2024, compared to $1,540.0 million, or 52.6% of revenue, for the year ended December 31, 2023. Same facility SWB expense was $1,491.9 million for the year ended December 31, 2024, or 48.1% of revenue, compared to $1,393.6 million for the year ended December 31, 2023, or 48.4% of revenue.

Professional fees. Professional fees were $189.7 million for the year ended December 31, 2024, or 6.0% of revenue, compared to $176.0 million for the year ended December 31, 2023, or 6.0% of revenue. Same facility professional fees were $166.0 million for the year ended December 31, 2024, or 5.4% of revenue, compared to $156.2 million, for the year ended December 31, 2023, or 5.4% of revenue.

Supplies. Supplies expense was $112.7 million for the year ended December 31, 2024, or 3.6% of revenue, compared to $106.0 million for the year ended December 31, 2023, or 3.6% of revenue. Same facility supplies expense was $109.9 million for the year ended December 31, 2024, or 3.5% of revenue, compared to $103.1 million for the year ended December 31, 2023, or 3.6% of revenue.

Rents and leases. Rents and leases were $47.9 million for the year ended December 31, 2024, or 1.5% of revenue, compared to $46.6 million for the year ended December 31, 2023, or 1.6% of revenue. Same facility rents and leases were $42.7 million for the year ended December 31, 2024, or 1.4% of revenue, compared to $42.0 million for the year ended December 31, 2023, or 1.5% of revenue.

Other operating expenses. Other operating expenses consisted primarily of purchased services, utilities, insurance, travel and repairs and maintenance expenses. Other operating expenses were $440.8 million for the year ended December 31, 2024, or 14.0% of revenue, compared to $388.9 million for the year ended December 31, 2023, or 13.3% of revenue. Same facility other operating expenses were $408.3 million for the year ended December 31, 2024, or 13.2% of revenue, compared to $361.8 million for the year ended December 31, 2023, or 12.6% of revenue.

Income from provider relief fund. For the year ended December 31, 2023, we recorded $6.4 million of income from provider relief fund related to ARP funds received in 2022.

Depreciation and amortization. Depreciation and amortization expense was $149.6 million for the year ended December 31, 2024, or 4.7% of revenue, compared to $132.3 million for the year ended December 31, 2023, or 4.5% of revenue.

Interest expense. Interest expense was $116.4 million for the year ended December 31, 2024 compared to $82.1 million for the year ended December 31, 2023. The increase in interest expense was primarily the result of increased borrowings.

Legal settlements expense. Legal settlements expense for the year ended December 31, 2023 was $394.2 million associated with the Desert Hills Litigation.

Loss on impairment. During the year ended December 31, 2024, we recorded non-cash impairment charges totaling $17.3 million related to the closure of certain facilities. The non-cash impairment charges included indefinite-lived intangible asset impairments of $3.5 million, property impairments of $12.4 million and operating lease right-of-use asset impairments of $1.4 million. During the year ended December 31, 2023, we recorded non-cash impairment charges totaling $9.8 million related to the closure of certain facilities. The non-cash impairment charges included indefinite-lived intangible asset impairments of $5.4 million, property impairments of $2.0 million and operating lease right-of-use asset impairments of $2.4 million.

Gain on sale of property. During the year ended December 31, 2023, we recorded a $9.7 million gain on facility property sale.

Transaction, legal and other costs. Transaction, legal and other costs were $46.8 million for the year ended December 31, 2024 compared to $62.0 million for the year ended December 31, 2023. Transaction, legal and other costs represent legal, accounting, government investigation, termination, restructuring, management transition, acquisition and other similar costs incurred in the respective periods, as summarized below (in thousands):

| | Year Ended December 31, | |
	2024	2023
Government investigations	$ 30,620	$ 18,796
Legal, accounting and other acquisition-related costs	11,172	12,705
Management transition costs	3,599	23,283
Termination and restructuring costs	1,362	7,242
Total	$ 46,753	$ 62,026

Government investigations include legal fees and settlement costs related to certain litigation, including the matters referenced in Note 11 — Commitments and Contingencies. Legal, accounting and other acquisition-related costs include costs incurred for the development of new facilities ($5.0 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively); legal and settlement costs incurred related to certain litigation not included in government investigations ($4.8 million and $8.8 million for the years ended December 31, 2024 and 2023, respectively); and direct costs associated with acquisitions ($1.4 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively). Management transition costs include certain costs associated with the transition of the leadership team, including the design and implementation of the revised organizational structure. Management transition costs incurred with the transition of our Chief Executive Officer beginning in the first quarter of 2022 have concluded. Termination and restructuring costs include costs, net of gains, incurred related to the closure and disposition of certain facilities or contract amendments.

Provision for (benefit from) income taxes. For the year ended December 31, 2024, the provision for income taxes was $77.4 million, reflecting an effective tax rate of 22.6%, compared to the benefit from taxes of $(9.7) million, reflecting an effective tax rate of 38.2%, for the year ended December 31, 2023. Our higher pre-tax results for the year ended December 31, 2024 yields lower volatility in the items impacting the effective tax rate for the year ended December 31, 2024 when compared to prior periods.

As we continue to monitor the implications of potential tax legislation in each of our jurisdictions, we may adjust our estimates and record additional amounts for tax assets and liabilities. Any adjustments to our tax assets and liabilities could materially impact our provision for income taxes and our effective tax rate in the periods in which they are made.

Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

Revenue. Revenue increased $318.3 million, or 12.2%, to $2,928.7 million for the year ended December 31, 2023 from $2,610.4 million for the year ended December 31, 2022. Same facility revenue increased by $309.3 million, or 12.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, resulting from same facility growth in patient days of 5.1%, an increase in same facility revenue per day of 6.5% and an increase in the average length of stay of 4.9%. Consistent with the same facility patient day growth in 2022, the growth in same facility patient days for the year ended December 31, 2023 compared to the year ended December 31, 2022 resulted from the addition of beds to our existing facilities and ongoing demand for our services.

Salaries, wages and benefits. SWB expense was $1,572.3 million for the year ended December 31, 2023 compared to $1,393.4 million for the year ended December 31, 2022, an increase of $178.9 million. SWB expense included $32.3 million and $29.6 million of equity-based compensation expense for the years ended December 31, 2023 and 2022, respectively. Excluding equity-based compensation expense, SWB expense was $1,540.0 million, or 52.6% of revenue, for the year ended December 31, 2023, compared to $1,363.8 million, or 52.2% of revenue, for the year ended December 31, 2022. Same facility SWB expense was $1,396.1 million for the year ended December 31, 2023, or 48.2% of revenue, compared to $1,253.3 million for the year ended December 31, 2022, or 48.4% of revenue.

Professional fees. Professional fees were $176.0 million for the year ended December 31, 2023, or 6.0% of revenue, compared to $158.0 million for the year ended December 31, 2022, or 6.1% of revenue. Same facility professional fees were $156.0 million for the year ended December 31, 2023, or 5.4% of revenue, compared to $145.2 million, for the year ended December 31, 2022, or 5.6% of revenue.

Supplies. Supplies expense was $106.0 million for the year ended December 31, 2023, or 3.6% of revenue, compared to $100.2 million for the year ended December 31, 2022, or 3.8% of revenue. Same facility supplies expense was $104.0 million for the year ended December 31, 2023, or 3.6 of revenue, compared to $99.0 million for the year ended December 31, 2022, or 3.8% of revenue.

Rents and leases. Rents and leases were $46.6 million for the year ended December 31, 2023, or 1.6% of revenue, compared to $45.5 million for the year ended December 31, 2022, or 1.7% of revenue. Same facility rents and leases were $42.5 million for the year ended December 31, 2023, or 1.5% of revenue, compared to $42.1 million for the year ended December 31, 2022, or 1.6% of revenue.

Other operating expenses. Other operating expenses consisted primarily of purchased services, utilities, insurance, travel and repairs and maintenance expenses. Other operating expenses were $388.9 million for the year ended December 31, 2023, or 13.3% of revenue, compared to $349.3 million for the year ended December 31, 2022, or 13.4% of revenue. Same facility other operating expenses were $362.6 million for the year ended December 31, 2023, or 12.5% of revenue, compared to $331.7 million for the year ended December 31, 2022, or 12.8% of revenue.

Income from provider relief fund. For the year ended December 31, 2023, we recorded $6.4 million of income from provider relief fund related to ARP funds received in 2022. For the year ended December 31, 2022, we recorded $21.5 million of income from provider relief fund related to PHSSE Fund amounts and ARP funds received in 2021 and 2022.

Depreciation and amortization. Depreciation and amortization expense was $132.3 million for the year ended December 31, 2023, or 4.5% of revenue, compared to $117.8 million for the year ended December 31, 2022, or 4.5% of revenue.

Interest expense. Interest expense was $82.1 million for the year ended December 31, 2023 compared to $69.8 million for the year ended December 31, 2022. The increase in interest expense was primarily the result of rising interest rates.

Legal settlements expense. Legal settlements expense for the year ended December 31, 2023 was $394.2 million associated with the Desert Hills Litigation.

Loss on impairment. During the year ended December 31, 2023, we recorded non-cash impairment charges totaling $9.8 million related to the closure of certain facilities. The non-cash impairment charges included indefinite-lived intangible asset impairments of $5.4 million, property impairments of $2.0 million and operating lease right-of-use asset impairments of $2.4 million.

Gain on sale of property. During the year ended December 31, 2023, we recorded a $9.7 million gain on facility property sale.

Transaction, legal and other costs. Transaction, legal and other costs were $62.0 million for the year ended December 31, 2023 compared to $23.8 million for the year ended December 31, 2022. Transaction, legal and other costs represent legal, accounting, government investigation, termination, restructuring, management transition, acquisition and other similar costs incurred in the respective periods, as summarized below (in thousands):

| | Year Ended December 31, | |
	2023	2022
Management transition costs	$ 23,283	$ 11,575
Government investigations	18,796	504
Legal, accounting and other acquisition-related costs	12,705	5,778
Termination and restructuring costs	7,242	5,935
	$ 62,026	$ 23,792

Government investigations include legal fees and settlement costs related to certain litigation, including the matters referenced in Note 11 — Commitments and Contingencies. Legal, accounting and other acquisition-related costs include costs incurred for the development of new facilities ($2.9 million and $3.0 million for the years ended December 31, 2023 and 2022, respectively); legal and settlement costs incurred related to certain litigation not included in government investigations ($8.8 million and $2.6 million for the years ended December 31, 2023 and 2022, respectively); and direct costs associated with acquisitions ($1.0 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively). Management transition costs include certain costs associated with the transition of the leadership team, including the design and implementation of the revised organizational structure. Termination and restructuring costs include costs, net of gains, incurred related to the closure and disposition of certain facilities or contract amendments.

(Benefit from) provision for income taxes. For the year ended December 31, 2023, the benefit from income taxes was $(9.7) million, reflecting an effective tax rate of 38.2%, compared to the provision for income taxes of $94.1 million, reflecting an effective tax rate of 25.2%, for the year ended December 31, 2022. Our lower pre-tax results for the year ended December 31, 2023 yields higher volatility in the items impacting the effective tax rate for the year ended December 31, 2023 when compared to prior periods.

Liquidity and Capital Resources

Cash provided by operating activities for the year ended December 31, 2024 was $129.7 million compared to $462.3 million for the year ended December 31, 2023. The decline in cash provided by operating activities was primarily due to the Desert Hills Litigation payments made during the year ended December 31, 2024. Days sales outstanding at December 31, 2024 was 43 compared to 45 at December 31, 2023.

Cash used in investing activities for the year ended December 31, 2024 was $736.5 million compared to $397.2 million for the year ended December 31, 2023. Cash used in investing activities for the year ended December 31, 2024 primarily consisted of payments of $690.4 million of cash paid for capital expenditures, $53.6 million of cash paid for acquisitions and $3.0 million of cash paid for other, offset by proceeds from the sale of property and equipment of $10.4 million. Cash paid for capital expenditures for the year ended December 31, 2024 was $690.4 million, consisting of routine or maintenance capital expenditures of $104.0 million and expansion capital expenditures of $586.4 million. We define expansion capital expenditures as those that increase the capacity of our facilities or otherwise enhance revenue. Routine or maintenance capital expenditures, including information technology capital expenditures, were approximately 3% of revenue for the year ended December 31, 2024. Cash used in investing activities for the year ended December 31, 2023 primarily consisted of payments of $424.1 million of cash paid for capital expenditures, $0.3 million of cash paid for acquisitions and $2.2 million of cash paid for other, offset by proceeds from the sale of property and equipment of $29.4 million. Cash paid for capital expenditures for the year ended December 31, 2023 was $424.1 million, consisting of routine or maintenance capital expenditures of $99.6 million and expansion capital expenditures of $324.5 million.

Cash provided by financing activities for the year ended December 31, 2024 was $583.0 million compared to cash used in financing activities of $62.7 million for the year ended December 31, 2023. Cash provided by financing activities for the year ended December 31, 2024 primarily consisted of borrowings on long-term debt of $350.0 million, borrowings on revolving credit facility of $305.0 million and contributions from noncontrolling partners in joint ventures of $5.2 million, offset by principal payments on long-term debt of $56.3 million, principal payments on revolving credit facility of $15.0 million, distributions to noncontrolling partners in joint ventures of $3.0 million, payment of debt issuance costs of $1.5 million and repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises of $1.3 million. Cash used in financing activities for the year ended December 31, 2023 primarily consisted of repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises of $44.3 million, principal payments on revolving credit facility of $35.0 million, principal payments on long-term debt of $21.3 million and distributions to noncontrolling partners in joint ventures of $5.1 million, offset by borrowing on revolving credit facility of $40.0 million and contributions from noncontrolling partners in joint ventures of $3.0 million.

We had total available cash and cash equivalents of $76.3 million, $100.1 million and $97.6 million at December 31, 2024, 2023 and 2022, respectively, of which approximately $7.7 million, $11.3 million and $3.7 million, respectively, was held by our foreign subsidiaries. Our strategic plan does not require the repatriation of foreign cash in order to fund our operations in the U.S.

We actively manage our capital structure and regularly evaluate the availability of capital in the public and private markets that could strengthen our long-term financial profile. As such, we may opportunistically engage in financing transactions from time to time when we believe that conditions are favorable. Such transactions may include borrowings under credit facilities, the issuance of debt, equity or hybrid securities, the incurrence of term loans, or the refinancing or extinguishment of existing indebtedness. There can be no assurance any such financing opportunities will be available to us on terms and conditions acceptable to us or at all.

Share Repurchase Program

On February 25, 2025, our board of directors authorized the share repurchase program pursuant to which we may, from time to time, acquire up to $300.0 million of outstanding shares of our common stock, exclusive of any fees, commissions, or other expenses related to such repurchases. Repurchases made pursuant to the share repurchase program will be made in accordance with applicable securities laws and may be made at management's discretion from time to time in the open market, in privately negotiated transactions, or through block trades, derivatives transactions, or purchases made in accordance with Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The share repurchase program has no termination date and may be modified, suspended or discontinued by our board of directors at any time. The authorization does not obligate us to repurchase any shares.

Desert Hills Litigation

As described in more detail in Note 11 — Commitments and Contingencies in the accompanying notes to our consolidated financial statements, on October 30, 2023, we entered into settlement agreements in connection with the three lawsuits related to our subsidiary Youth and Family Centered Services of New Mexico. The settlement agreements were approved by the New Mexico State District Court in December 2023 and fully resolved such cases with no admission of liability or wrongdoing by us. On January 19, 2024, pursuant to the terms of the settlement agreements, we paid an aggregate amount of $400.0 million in exchange for the release and discharge of all claims arising from, relating to, concerning or with respect to all harm, injuries or damages asserted in such cases or that may be asserted in the future by the plaintiffs in those cases.

Credit Facility

On March 17, 2021, we entered into the Credit Facility, which provided for a $600.0 million Revolving Facility and a Term Loan Facility in an initial principal amount of $425.0 million, each maturing on March 17, 2026. The Revolving Facility further provides for a $20.0 million subfacility for the issuance of letters of credit.

On March 30, 2023, we entered into the First Amendment, which replaced LIBOR as the reference rate applicable to borrowings under the Credit Facility with Adjusted Term SOFR. After giving effect to the First Amendment, borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (i) Adjusted Term SOFR plus a margin ranging from 1.375% to 2.250% or (ii) a base rate plus a margin ranging from 0.375% to 1.250%, in each case, depending on our Consolidated Total Net Leverage Ratio (as defined in the Credit Facility). In addition, an unused fee that varies according to our Consolidated Total Net Leverage Ratio ranging from 0.200% to 0.350% is payable quarterly in arrears based on the average daily undrawn portion of the commitments in respect of the Revolving Facility. The interest rates and the unused line fee on unused commitments related to the Credit Facility are based upon the following pricing tiers:

Pricing Tier	Consolidated Total Net Leverage Ratio	SOFR Loans	Base Rate Loans	Commitment Fee
1	≥ 4.50:1.0	2.250%	1.250%	0.350%
2	<4.50:1.0 but ≥ 3.75:1.0	2.000%	1.000%	0.300%
3	<3.75:1.0 but ≥ 3.00:1.0	1.750%	0.750%	0.250%
4	<3.00:1.0 but ≥ 2.25:1.0	1.500%	0.500%	0.200%
5	<2.25:1.0	1.375%	0.375%	0.200%

On January 18, 2024, we entered into the Second Amendment, which provided for the incurrence of $350.0 million of Incremental Term Loans. Such Incremental Term Loans are structured as an increase of the Term Loan Facility. The maturity date, the leverage-based pricing grid, mandatory prepayment events and other terms applicable to the Incremental Term Loans are substantially identical to those applicable to the initial $425.0 million term loans incurred under the Term Loan Facility. After giving effect to the Incremental Term Loans, the Credit Facility requires quarterly principal repayments for the Term Loan Facility of approximately $15.4 million for March 31, 2025, and $20.5 million for each quarter ending from June 30, 2025 to December 31, 2025. The remaining outstanding principal balance of the Term Loan Facility is due on the maturity date of March 17, 2026.

We have the ability to increase the amount of the Credit Facility, which may take the form of increases to the Revolving Facility or the Term Loan Facility or the issuance of one or more incremental term loan facilities (collectively, the "Incremental Facilities"), upon obtaining additional commitments from new or existing lenders and the satisfaction of customary conditions precedent for such Incremental Facilities. Such Incremental Facilities may not exceed the sum of (i) the greater of $480.0 million and an amount equal to 100% of the Consolidated EBITDA (as defined in the Credit Facility) at the time of determination (the "Incremental Fixed Basket"), and (ii) the additional amounts that would not cause our Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Facility) to exceed 3.5 to 1.0 (the "Incremental Ratio Basket"). The Incremental Term Loans were incurred in reliance on the Incremental Ratio Basket, leaving the full amount of the Incremental Fixed Basket available for any future Incremental Facilities.

Subject to certain exceptions, substantially all of our existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiaries are required to guarantee the repayment of our obligations under the Credit Facility. We and such guarantor subsidiaries have granted a security interest in substantially all personal property assets as collateral for the obligations under the Credit Facility.

The Credit Facility contains customary representations and affirmative and negative covenants, including limitations on our ability and our subsidiaries' ability to incur additional debt, grant or permit additional liens, make investments and acquisitions, merge or consolidate with others, dispose of assets, pay dividends and distributions, pay junior indebtedness and enter into affiliate transactions, in each case, subject to customary exceptions. In addition, the Credit Facility contains financial covenants requiring us on a consolidated basis to maintain, as of the last day of any consecutive four fiscal quarter period, a Consolidated Total Net Leverage Ratio of not more than 4.5 to 1.0 (which may be increased to 5.0 to 1.0 for a period of up to four consecutive fiscal quarters following the consummation of certain material acquisitions) and a Consolidated Interest Coverage Ratio (as defined in the Credit Facility) of at least 3.0 to 1.0. The Credit Facility also includes events of default customary for facilities of this type and upon the occurrence of such events of default, among other things, all outstanding loans under the Credit Facility may be accelerated, the lenders' commitments terminated, and/or the lenders may exercise collateral remedies. At December 31, 2024, our Consolidated Total Net Leverage Ratio was 2.7x, and we were in compliance with all financial covenants. Total Consolidated Net Leverage Ratio is being reported as calculated under the Credit Facility and not pursuant to GAAP. Investors should refer to the agreements governing the Credit Facility attached as exhibits to our periodic reports for further information related to the calculation thereof, and should not consider Consolidated Total Net Leverage Ratio as an alternative for any measures derived in accordance with GAAP. For risks related to our indebtedness and compliance with these covenants, see "Item 1A. Risk Factors — Financial Risks — We are subject to a number of restrictive covenants, which may restrict our business and financing activities."

During the year ended December 31, 2024, we borrowed $305.0 million on the Revolving Facility and repaid $15.0 million of the balance outstanding. During the year ended December 31, 2023, we borrowed $40.0 million on the Revolving Facility and repaid $35.0 million of the balance outstanding. We had $226.5 million of availability under the Revolving Facility and had standby letters of credit outstanding of $3.5 million related to security for the payment of claims required by our workers' compensation insurance program at December 31, 2024.

As of the date of this Annual Report on Form 10-K, we are nearing completion of a syndication and closing process being led by JPMorgan Chase Bank, N.A. ("JPM") for the replacement of the Revolving Facility and the Term Loan Facility with a new $1.0 billion, five-year senior secured revolving credit facility and a new $650 million, five-year senior secured term loan with JPM, as administrative agent, and a syndicate of lenders (the "Replacement Credit Facility"). JPM has provided us with a commitment for its allocated amount under the Replacement Credit Facility, and has received commitments from other lenders for the portion of the Replacement Credit Facility that will not be provided by JPM. While we currently expect to close the Replacement Credit Facility promptly after the filing of this Annual Report on Form 10-K, there can be no assurance that we will be able to complete any such transaction in that timeframe or at all.

Senior Notes

5.500% Senior Notes due 2028

On June 24, 2020, we issued $450.0 million of 5.500% Senior Notes due 2028 (the "5.500% Senior Notes"). The 5.500% Senior Notes mature on July 1, 2028 and bear interest at a rate of 5.500% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2021.

5.000% Senior Notes due 2029

On October 14, 2020, we issued $475.0 million of 5.000% Senior Notes due 2029 (the "5.000% Senior Notes"). The 5.000% Senior Notes mature on April 15, 2029 and bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2021.

The indentures governing the 5.500% Senior Notes and the 5.000% Senior Notes (together, the "Senior Notes") contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to: (i) pay dividends, redeem stock or make other distributions or investments; (ii) incur additional debt or issue certain preferred stock; (iii) transfer or sell assets; (iv) engage in certain transactions with affiliates; (v) create restrictions on dividends or other payments by the restricted subsidiaries; (vi) merge, consolidate or sell substantially all of our assets; and (vii) create liens on assets.

The Senior Notes issued by us are guaranteed by each of our subsidiaries that guaranteed our obligations under the Credit Facility. The guarantees are full and unconditional and joint and several.

We may redeem the Senior Notes at our option, in whole or part, at the dates and amounts set forth in the indentures.

Supplemental Guarantor Financial Information

We conduct all of our business through our subsidiaries. The Senior Notes are jointly and severally guaranteed on an unsecured senior basis by all of our subsidiaries that guarantee our obligations under the Credit Facility. The summarized financial information presented below is consistent with our condensed consolidated financial statements, except transactions between combining entities have been eliminated. Financial information for our combined non-guarantor entities has been excluded pursuant to SEC Regulation S-X Rule 13-01. Presented below is financial information for the combined wholly-owned subsidiary guarantors at December 31, 2024 and 2023, and for the year ended December 31, 2024.

Summarized balance sheet information (in thousands):

	December 31,		
	2024		2023
Current assets	$	436,571	$	442,813
Property and equipment, net		1,819,037		1,656,941
Goodwill		2,144,452		2,105,563
Total noncurrent assets		4,246,078		4,043,891
Current liabilities		548,909		827,648
Long-term debt		1,880,093		1,342,548
Total noncurrent liabilities		2,111,252		1,503,345
Redeemable noncontrolling interests		—		—
Total equity		2,022,488		2,155,711

Summarized operating results information (in thousands):

	For the Year Ended December 31, 2024
Revenue	$	2,664,622
Loss before income taxes		279,644
Net loss		218,144
Net loss attributable to Acadia Healthcare Company, Inc.		218,144

Contractual Obligations

The following table presents a summary of contractual obligations (dollars in thousands):

	Payments Due by Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Long-term debt (a)	$ 185,034	$1,066,665	$ 967,063	$ —	$2,218,762
Operating lease liabilities (b)	32,457	46,479	30,327	57,221	166,484
Finance lease liabilities	1,089	2,178	2,196	19,626	25,089
Total obligations and commitments	$ 218,580	$1,115,322	$ 999,586	$ 76,847	$2,410,335

(a) Amounts include required principal and interest payments. The projected interest payments reflect interest rates in place on our variable-rate debt at December 31, 2024.

(b) Amounts exclude variable components of lease payments.

Off-Balance Sheet Arrangements

At December 31, 2024, we had standby letters of credit outstanding of $3.5 million related to security for the payment of claims as required by our workers' compensation insurance program.

Market Risk

Our interest expense is sensitive to changes in market interest rates. Our long-term debt outstanding at December 31, 2024 was composed of $917.6 million of fixed-rate debt and $962.5 million of variable-rate debt with interest based on Adjusted Term SOFR plus an applicable margin. Based on our borrowing level at December 31, 2024, a hypothetical 1% increase in interest rates would decrease our pretax income on an annual basis by approximately $9.6 million.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses included in the financial statements. Estimates are based on historical experience and other available information, the results of which form the basis of such estimates. While management believes our estimation processes are reasonable, actual results could differ from our estimates. The following accounting policies are considered critical to the portrayal of our financial condition and operating performance and involve highly subjective and complex assumptions and assessments:

Revenue and Accounts Receivable

Our revenue is primarily derived from services rendered to patients for inpatient psychiatric and substance abuse care, outpatient psychiatric care and adolescent residential treatment. We receive payments from the following sources for services rendered in our facilities: (i) state governments under their respective Medicaid and other programs; (ii) commercial insurers; (iii) the federal government under the Medicare program administered by CMS and other programs; and (iv) individual patients and clients. We determine the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience.

We derive a significant portion of our revenue from Medicare, Medicaid and other payors that receive discounts from established billing rates. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex, subject to interpretation and adjustment, and may include multiple reimbursement mechanisms for different types of services provided in our inpatient facilities and cost settlement provisions. Management estimates the transaction price on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for any adjustments and final settlements. However, there can be no assurance that any such adjustments and final settlements will not have a material effect on our financial condition or results of operations. Our cost report payables were $0.8 million and $9.3 million as of December 31, 2024 and 2023, respectively, and were included in other current liabilities on the consolidated balance sheet. The net adjustments to estimated cost report settlements resulted in an increase to revenue of $0.2 million, $1.8 million and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table presents revenue by payor type and as a percentage of revenue for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Amount	%	Amount	%	Amount	%
Commercial	$ 820,828	26.0%	$ 820,701	28.0%	$ 788,895	30.2%
Medicare	447,078	14.2%	441,761	15.1%	394,227	15.1%
Medicaid	1,781,615	56.5%	1,578,518	53.9%	1,319,600	50.6%
Self-Pay	60,101	1.9%	67,583	2.3%	76,050	2.9%
Other	44,341	1.4%	20,175	0.7%	31,627	1.2%
Revenue	$ 3,153,963	100.0%	$ 2,928,738	100.0%	$ 2,610,399	100.0%

The following tables present a summary of our aging of accounts receivable at December 31, 2024 and 2023:

December 31, 2024

	Current	30-90	90-150	>150	Total
Commercial	17.0%	4.7%	2.5%	8.2%	32.4%
Medicare	9.0%	1.6%	0.6%	1.2%	12.4%
Medicaid	33.9%	5.6%	2.9%	5.2%	47.6%
Self-Pay	1.5%	1.7%	1.5%	2.9%	7.6%
Total	61.4%	13.6%	7.5%	17.5%	100.0%

December 31, 2023

	Current	30-90	90-150	>150	Total
Commercial	17.3%	5.4%	3.1%	9.5%	35.3%
Medicare	9.3%	1.4%	0.5%	1.1%	12.3%
Medicaid	33.4%	5.4%	2.5%	4.7%	46.0%
Self-Pay	1.4%	1.3%	1.2%	2.5%	6.4%
Total	61.4%	13.5%	7.3%	17.8%	100.0%

Insurance

We are subject to medical malpractice and other lawsuits due to the nature of the services we provide. A portion of our professional liability risks are insured through a wholly-owned insurance subsidiary providing coverage for up to $7.0 million per claim and $10.0 million for certain other claims through August 31, 2024 and $10.0 million per claim, $15.0 million per claim for certain other claims and $25.0 million for certain batched claims thereafter. We have obtained reinsurance coverage from a third-party to cover claims in excess of those limits. The reinsurance policy has a coverage limit of $78.0 million or $75.0 million in the aggregate for certain other claims through August 31, 2024 and $80.0 million or $75.0 million in the aggregate for certain other claims thereafter. Our reinsurance receivables are recognized consistent with the related liabilities and include known claims and any incurred but not reported claims that are covered by current insurance policies in place. The reserve for professional and general liability risks was estimated based on historical claims, prior settlements and judgments, industry trends, severity factors, and other actuarial assumptions. The estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. We recorded unfavorable adjustments of $10.1 million and $5.3 million to our estimated liability for self-insured professional and general liability claims during the years ended December 31, 2024 and 2023, respectively, relating to the settlement or expected settlement of certain prior year claims. The professional and general liability reserve was $87.5 million at December 31, 2024, of which $12.5 million was included in other accrued liabilities and $75.0 million was included in other long-term liabilities. The professional and general liability reserve was $109.4 million at December 31, 2023, of which $12.5 million was included in other accrued liabilities and $96.9 million was included in other long-term liabilities. We estimate receivables for the portion of professional and general liability reserves that are recoverable under our insurance policies. Such receivable was $9.3 million at December 31, 2024, of which $0.5 million was included in other current assets and $8.8 million was included in other assets, and such receivable was $62.3 million at December 31, 2023, of which $33.6 million was included in other current assets and $28.7 million was included in other assets.

Our statutory workers' compensation program is fully insured with a $0.5 million deductible per accident. The workers' compensation liability was $30.7 million at December 31, 2024, of which $12.0 million was included in accrued salaries and benefits and $18.7 million was included in other long-term liabilities, and such liability was $26.8 million at December 31, 2023, of which $12.0 million was included in accrued salaries and benefits and $14.8 million was included in other long-term liabilities. The reserve for workers compensation claims was based upon independent actuarial estimates of future amounts that will be paid to claimants. Management believes that adequate provisions have been made for workers' compensation and professional and general liability risk exposures.

Property and Equipment and Other Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets, which typically range from 10 to 50 years for buildings and improvements, three to seven years for equipment and the shorter of the lease term or estimated useful lives for leasehold improvements. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recorded in the period of sale or retirement. Repair and maintenance costs are expensed as incurred. Depreciation expense was $149.6 million, $132.3 million and $117.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The carrying values of long-lived assets are reviewed for possible impairment whenever events, circumstances or operating results indicate that the carrying amount of an asset may not be recoverable. If this review indicates that the asset will not be recoverable, as determined based upon the undiscounted cash flows of the operating asset over the remaining useful life, the carrying value of the asset will be reduced to its estimated fair value. Fair value estimates are based on independent appraisals, market values of comparable assets or internal evaluations of future net cash flows. During the year ended December 31, 2024, we recorded non-cash property impairment charges of $12.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, we recorded non-cash property impairment charges of $2.0 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

We performed an impairment review of long-lived assets in the fourth quarter of 2024, 2023 and 2022 and recorded no impairment.

Goodwill and Indefinite-Lived Intangible Assets

Our goodwill and other indefinite-lived intangible assets, which consist of licenses and accreditations, trade names and certificates of need intangible assets that are not amortized, are evaluated for impairment annually during the fourth quarter or more frequently if events indicate the carrying value of a reporting unit may not be recoverable.

As of our annual impairment test on October 1, 2024, we had one reporting unit, behavioral healthcare services. The fair value of our behavioral healthcare services reporting unit substantially exceeded its carrying value, and therefore no impairment was recorded.

During the year ended December 31, 2024, we recorded non-cash indefinite-lived intangible asset impairment charges of $3.5 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, we recorded non-cash indefinite-lived intangible asset impairment charges of $5.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

We review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

We have accruals for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. We accrue for tax contingencies when it is more likely than not that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Although management believes that the positions taken on previously filed tax returns are reasonable, we nevertheless have established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by us resulting in additional liabilities for taxes and interest. These amounts are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information with respect to this Item is provided under the caption "Market Risk" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

Information with respect to this Item is contained in our consolidated financial statements beginning on Page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Reports on Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report of management's assessment of the design and operating effectiveness of our internal controls as part of this report. Our independent registered public accounting firm also reported on the effectiveness of internal control over financial reporting. Management's report and the independent registered public accounting firm's report are included in our consolidated financial statements beginning on page F-1 of this report under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information.

From time to time, certain of our executive officers and directors may enter into, amend or terminate written trading arrangements pursuant to Rule 10b5-1 of the Exchange Act or otherwise. During the three months ended December 31, 2024, none of our directors or officers adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

The information with respect to our directors set forth under the caption "Election of Directors" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Audit and Risk Committee

The information with respect to our Audit and Risk Committee and our audit committee financial experts serving on the Audit and Risk Committee set forth under the caption "Corporate Governance – Committees of the Board of Directors – Audit and Risk Committee" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Executive Officers

The information with respect to our executive officers set forth under the caption "Management – Executive Officers" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Section 16(a) Compliance

The information with respect to compliance with Section 16(a) of the Exchange Act set forth under the caption "Security Ownership of Certain Beneficial Owners and Management — Delinquent Section 16(a) Reports" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Stockholder Nominees

The information with respect to the procedures by which stockholders may recommend nominees to the board of directors set forth under the caption "Corporate Governance – Nomination of Directors – Nominations by Our Stockholders" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Corporate Governance Documents

We have adopted a Code of Conduct that applies to all of our directors, officers and employees and a Code of Ethics for Senior Financial Officers. These documents, as well as the charters of the Audit and Risk Committee, Compensation Committee, Compliance Committee, and Nominating and Governance Committee, are available on our website at www.acadiahealthcare.com on the Investors webpage under the caption "Corporate Governance." Upon the written request of any person, we will furnish, without charge, a copy of any of these documents. Requests should be directed to Acadia Healthcare Company, Inc., 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067, Attention: Brian Farley, Esq. We intend to disclose any amendments to our Code of Ethics and any waiver from a provision of our code, as required by the SEC, on our website.

Insider Trading Arrangements and Policies

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and other employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K. It is our policy to comply with all applicable securities laws and regulations (including appropriate approvals by our board of directors, if required) when engaging in transactions in our securities. The information with respect to our Insider Trading Policy set forth under the caption "Corporate Governance – Stock Ownership Guidelines, Insider Trading Policy, Hedging and Pledging" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Item 11. Executive Compensation

The information with respect to the compensation of our executive officers set forth under the captions "Executive Compensation" and "Compensation Discussion and Analysis" and the information set forth under the captions "Director Compensation," "Corporate Governance – Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to security ownership of certain beneficial owners and management and related stockholder matters set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information at December 31, 2024 with respect to compensation plans (including individual compensation arrangements) under which shares of Common Stock are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (a)
Equity Compensation Plans Approved by Stockholders (b)	2,131,957	(c) $ 57.45		2,053,112
Equity Compensation Plans Not Approved by Stockholders	—	$ —		—
Total	2,131,957			2,053,112

(a) Excludes shares to be issued upon exercise of outstanding options and vesting of outstanding performance stock units.
(b) Represents securities issued or available for issuance under the Acadia Healthcare Company, Inc. Incentive Compensation Plan.
(c) Includes 291,518 shares that may be issued upon vesting of outstanding performance stock units that vest over three years, assuming that maximum performance goals are attained in all three years.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information with respect to certain relationships and related transactions and director independence set forth under the captions "Certain Relationships and Related Transactions" and "Corporate Governance – Independence of the Board of Directors" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information with respect to the fees paid to and services provided by our principal accountants set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 29, 2025 is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

1.   *Consolidated Financial Statements* :

The consolidated financial statements required to be included in Part II, Item 8, Financial Statements and Supplementary Data, begin on Page F-1 and are submitted as a separate section of this report.

2.   *Financial Statement Schedules* :

All schedules are omitted because they are not applicable or are not required, or because the required information is included in the consolidated financial statements or notes in this report.

3.   *Exhibits* :

Exhibit No.	Exhibit Description
2.1	Put and Call Option Deed, dated as of December 30, 2020, by and between RemedcoUK Limited and the Company. (a)
2.2	Share Purchase Agreement, dated as of January 7, 2021, by and between RemedcoUK Limited and the Company. (a)
3.1	Amended and Restated Certificate of Incorporation, as amended. (z)
3.2	Amended and Restated Bylaws of the Company, as amended. (b)
4.1	Indenture, dated June 24, 2020, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as Trustee. (c)
4.2	Form of 5.500% Senior Note due 2028 (included as Exhibit A1 in Exhibit 4.1).
4.3	Indenture, dated October 14, 2020, by and among the Company, the guarantors party thereto and U.S. Bank National Association, as Trustee. (d)
4.4	Form of 5.000% Senior Note due 2029 (included as Exhibit A1 in Exhibit 4.3).
4.5	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among the Company and each of the stockholders named therein. (e)
4.6	Specimen Common Stock Certificate to be issued to holders of the Company's Common Stock. (f)
4.7	Third Amended and Restated Registration Rights Agreement, dated as of December 31, 2015, by and among the Company and each of the parties named therein. (g)
4.8	Joinder, dated February 16, 2016, to the Third Amended and Restated Registration Rights Agreement dated as of December 31, 2015, by and among the Company and each of the parties named therein. (h)
4.9	Description of the Company's Securities. (i)
10.1	Credit Agreement, dated as of March 17, 2021, by and among the Company, certain subsidiaries of the Company, as guarantors, the several banks and other financial institutions as may from time to time become parties thereunder as lenders, and Bank of America, N.A., as Administrative Agent and Swingline Lender. (j)
10.2	Amendment No. 1 to Credit Agreement, dated as of March 30, 2023, by and among the Company, certain subsidiaries of the Company, as guarantors, the several banks and other financial institutions as may from time to time become parties thereunder as lenders, and Bank of America, N.A., as Administrative Agent and Swingline Lender. (k)

10.3	Amendment No. 2 to Credit Agreement, dated as of January 18, 2024, by and among the Company, certain subsidiaries of the Company, as guarantors, the several banks and other financial institutions as may from time to time become parties thereunder as lenders, and Bank of America, N.A., as Administrative Agent and Swingline Lender. (y)
10.4	Security and Pledge Agreement, dated as of March 17, 2021, by and among the Company, the other obligors party thereto and Bank of America, N.A., as Administrative Agent. (j)
†10.5	Employment Agreement, dated as of January 19, 2021, by and between Acadia Management Company, Inc. and Debra K. Osteen. (l)
†10.6	Amendment to Employment Agreement, dated December 22, 2021, by and between Acadia Management Company, Inc. and Debra K. Osteen. (m)
†10.7	Side Letter to Employment Agreement, dated January 31, 2022, by and between Acadia Management Company, Inc. and Debra K. Osteen. (m)
†10.8	Consultant Services Agreement, dated April 11, 2022, by and between Acadia Management Company, Inc. and Debra K. Osteen. (n)
†10.9	Employment Agreement, dated March 31, 2022, by and among the Company, Acadia Management Company, Inc. and Christopher H. Hunter. (n)
†10.10	Employment Agreement, dated June 1, 2023, by and between Acadia Management Company, Inc. and Heather B. Dixon. (o)
†10.11	Employment Agreement, dated June 30, 2023, by and between Acadia Management Company, Inc. and Brian Farley. (p)
†10.12	First Amendment to Employment Agreement, dated July 6, 2023, by and between Acadia Management Company, Inc. and Brian Farley, dated as of June 30, 2023. (p)
†10.13	Employment Agreement, dated May 23, 2024, by and between Acadia Management Company, Inc. and Dr. Nasser Khan. (z)
†10.14	Employment Agreement, dated July 31, 2019, by and between Acadia Management Company, Inc. and John S. Hollinsworth. (r)
†10.15	Separation and Consulting Agreement, dated May 23, 2024, by and between Acadia Management Company, LLC and John S. Hollinsworth. (z)
†10.16	Acadia Healthcare Company, Inc. Incentive Compensation Plan, effective May 18, 2023. (s)
†10.17	Form of Restricted Stock Unit Agreement. (t)
†10.18	Form of Incentive Stock Option Agreement. (u)
†10.19	Form of Non-Qualified Stock Option Agreement. (u)
†10.20	Form of Restricted Stock Agreement. (t)
†10.21	Form of Stock Appreciation Rights Agreement. (u)
†10.22	Acadia Healthcare Company, Inc. Nonqualified Deferred Compensation Plan, effective February 1, 2013. (v)
†10.23	Nonmanagement Director Compensation Program, effective January 1, 2013. (v)
10.24	Form of Indemnification Agreement (for directors and officers affiliated with Waud Capital Partners). (w)
10.25	Form of Indemnification Agreement (for directors and officers not affiliated with Waud Capital Partners). (w)
10.26	Settlement Agreement, Release in Full and Indemnification Agreement, dated October 30, 2023, by and among Acadia Healthcare Company, Inc., Youth and Family Centered Services of New Mexico, Inc. d/b/a Desert Hills, and Shasta N. Inman, as Guardian Ad Litem. (x)

10.27	Settlement Agreement, Release in Full and Indemnification Agreement, dated October 30, 2023, by and among Acadia Healthcare Company, Inc., Youth and Family Centered Services of New Mexico, Inc. d/b/a Desert Hills, and Feliz Rael, as Guardian Ad Litem. (x)
10.28	Settlement Agreement, Release in Full and Indemnification Agreement, dated October 30, 2023, by and among Acadia Healthcare Company, Inc., Youth and Family Centered Services of New Mexico, Inc. d/b/a Desert Hills, and Alison Endicott-Quiñones, as Guardian Ad Litem. (x)
19*	Acadia Healthcare Company. Inc. Insider Trading Policy.
21*	Subsidiaries of the Company.
22*	List of Subsidiary Guarantors and Issuers of Guaranteed Securities.
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Rule 13a-14(a) Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Section 1350 Certification of Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Section 1350 Certification of Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Acadia Healthcare Company, Inc. Policy Regarding the Mandatory Recovery of Compensation. (aa)
101.INS**	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH**	Inline XBRL Taxonomy Extension Schema with embedded Linkbase Document.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, has been formatted in Inline XBRL.

†	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.
(a)	Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-35331).
(b)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed May 25, 2017 (File No. 001-35331).
(c)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed June 24, 2020 (File No. 001-35331).
(d)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed October 14, 2020 (File No. 001-35331).
(e)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed October 30, 2014 (File No. 001-35331).
(f)	Incorporated by reference to exhibits filed with the Company's registration statement on Form S-1, as amended (File No. 333-175523), originally filed with the SEC on November 23, 2011.
(g)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed January 4, 2016 (File No. 001-35331).
(h)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed February 16, 2016 (File No. 001-35331).
(i)	Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-35331).

(j)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 10-Q for the three months ended March 31, 2021 (File No. 001-35331).
(k)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 10-Q for the three months ended March 31, 2023 (File No. 001-35331).
(l)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed January 22, 2021 (File No. 001-35331).
(m)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed February 1, 2022 (File No. 001-35331).
(n)	Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (File No. 001-35331).
(o)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed June 2, 2023 (File No. 001-35331).
(p)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 10-Q for the three months ended June 30, 2023 (File No. 001-35331).
(q)	Incorporated by reference to exhibits filed with the Company's Amendment No. 1 to the Current Report on Form 8-K filed August 6, 2019 (File No. 001-35331).
(r)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed August 6, 2019 (File No. 001-35331).
(s)	Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed April 7, 2023 (File No. 001-35331).
(t)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 10-Q for the three months ended March 31, 2018 (File No. 001-35331).
(u)	Incorporated by reference to exhibits filed with the Company's registration statement on Form S-4, as amended (File No. 333-175523), originally filed with the SEC on July 13, 2011.
(v)	Incorporated by reference to exhibits filed with the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2013 (File No. 001-35331).
(w)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed November 1, 2011 (File No. 001-35331).
(x)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed October 30, 2023 (File No. 001-35331).
(y)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed January 19, 2024 (File No. 001-35331).
(z)	Incorporated by reference to exhibits filed with the Company's Current Report on Form 8-K filed May 24, 2024 (File No. 001-35331).
(aa)	Incorporated by reference to exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2023 (File No. 001-35331).

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acadia Healthcare Company, Inc.

By:/s/ Christopher H. Hunter
    Christopher H. Hunter
    Chief Executive Officer and Director

Dated: February 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher H. Hunter Christopher H. Hunter	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2025
/s/ Heather Dixon Heather Dixon	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2025
/s/ Reeve B. Waud Reeve B. Waud	Chairman of the Board	February 27, 2025
/s/ Jason R. Bernhard Jason R. Bernhard	Director	February 27, 2025
/s/ E. Perot Bissell E. Perot Bissell	Director	February 27, 2025
/s/ Michael J. Fucci Michael J. Fucci	Director	February 27, 2025
/s/ Vicky B. Gregg Vicky B. Gregg	Director	February 27, 2025
/s/ William F. Grieco William F. Grieco	Director	February 27, 2025
/s/ Patrice A. Harris Patrice A. Harris	Director	February 27, 2025
/s/ R. David Kelly R. David Kelly	Director	February 27, 2025
/s/ Wade D. Miquelon Wade D. Miquelon	Director	February 27, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting at December 31, 2024 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective at December 31, 2024.

Our accompanying consolidated financial statements have been audited by the independent registered public accounting firm of Ernst & Young LLP. Reports of the independent registered public accounting firm, including the independent registered public accounting firm's report on our internal control over financial reporting, are included in this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Acadia Healthcare Company, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Acadia Healthcare Company, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Acadia Healthcare Company, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Acadia Healthcare Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Acadia Healthcare Company, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Revenue Recognition
Description of the Matter	For the year ended December 31, 2024, the Company recognized $3.2 billion of revenue from continuing operations. As discussed in Note 3 of the consolidated financial statements, the Company determines the transaction price for services to patients based on established billing rates reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based primarily on historical collection experience.
	Auditing the Company's revenue recognition and its estimates of contractual adjustments, discounts and implicit price concessions was complex and judgmental due to the significant data inputs and subjective assumptions utilized in estimating the related amounts. Various reimbursement programs under which these amounts must be estimated are complex and subject to interpretation and adjustment. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's revenue recognition, including controls over key data inputs to the contractual adjustment, discount and implicit price concession estimates and management's review and consideration of retrospective analyses of historical expected cash collections compared to subsequent actual collections.

To test the revenue recognized, we performed audit procedures that included, among others, testing the validity of a sample of revenue transactions and the completeness and accuracy of data inputs to the estimates of contractual adjustments, discounts and implicit price concessions, including payor contractual terms and historical collection experience. We assessed the historical accuracy of management's estimates based on subsequent collection experience and used the assessment as a source of potential corroborative or contrary evidence supporting management's assumptions of future collections of existing accounts receivable.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2006.

Nashville, Tennessee
February 27, 2025

Acadia Healthcare Company, Inc.
Consolidated Balance Sheets

	December 31,	
	2024	**2023**
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 76,305	$ 100,073
Accounts receivable, net	365,339	361,451
Other current assets	135,848	134,476
Total current assets	577,492	596,000
Property and equipment, net	2,853,193	2,266,610
Goodwill	2,264,851	2,225,962
Intangible assets, net	70,003	73,278
Deferred tax assets	20,964	6,658
Operating lease right-of-use assets	118,369	117,780
Other assets	52,043	72,553
Total assets	$ 5,956,915	$ 5,358,841
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 76,816	$ 29,219
Accounts payable	232,704	156,132
Accrued salaries and benefits	155,426	141,901
Current portion of operating lease liabilities	25,462	26,268
Other accrued liabilities	87,511	532,261
Total current liabilities	577,919	885,781
Long-term debt	1,880,093	1,342,548
Deferred tax liabilities	83,946	1,931
Operating lease liabilities	101,828	100,808
Other liabilities	122,298	140,113
Total liabilities	2,766,084	2,471,181
Redeemable noncontrolling interests	117,116	105,686
Equity:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value; 180,000,000 shares authorized; 91,775,264 and 91,263,989 issued and outstanding as of December 31, 2024 and 2023, respectively	918	913
Additional paid-in capital	2,685,464	2,649,340
Retained earnings	387,333	131,721
Total equity	3,073,715	2,781,974
Total liabilities and equity	$ 5,956,915	$ 5,358,841

See accompanying notes.

Acadia Healthcare Company, Inc.
Consolidated Statements of Operations

	Year Ended December 31,		
	2024	2023	2022
	(In thousands, except per share amounts)		
Revenue	$ 3,153,963	$ 2,928,738	$ 2,610,399
Salaries, wages and benefits (including equity-based compensation expense of $37,113, $32,289 and $29,635, respectively)	1,691,024	1,572,330	1,393,434
Professional fees	189,706	176,013	158,013
Supplies	112,713	105,992	100,200
Rents and leases	47,861	46,552	45,462
Other operating expenses	440,788	388,906	349,277
Income from provider relief fund	—	(6,419)	(21,451)
Depreciation and amortization	149,595	132,349	117,769
Interest expense, net	116,368	82,125	69,760
Legal settlements expense	—	394,181	—
Loss on impairment	17,276	9,790	—
Gain on sale of property	—	(9,747)	—
Transaction, legal and other costs	46,753	62,026	23,792
Total expenses	2,812,084	2,954,098	2,236,256
Income (loss) before income taxes	341,879	(25,360)	374,143
Provision for (benefit from) income taxes	77,395	(9,699)	94,110
Net income (loss)	264,484	(15,661)	280,033
Net income attributable to noncontrolling interests	(8,872)	(6,006)	(6,894)
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$ 255,612	$ (21,667)	$ 273,139
Earnings (loss) per share attributable to Acadia Healthcare Company, Inc. stockholders:			
Basic	$ 2.79	$ (0.24)	$ 3.05
Diluted	$ 2.78	$ (0.24)	$ 2.98
Weighted-average shares outstanding:			
Basic	91,621	90,949	89,680
Diluted	92,059	90,949	91,555

See accompanying notes.

Acadia Healthcare Company, Inc.
Consolidated Statements of Equity
(In thousands)

	Common Stock			Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
	Shares		Amount			
Balance at January 1, 2022	89,028	$	890	$ 2,636,350	$ (119,751)	$ 2,517,489
Common stock issued under stock incentive plans	886		9	11,604	—	11,613
Repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises	—		—	(17,792)	—	(17,792)
Equity-based compensation expense	—		—	29,635	—	29,635
Other	—		—	(1,357)	—	(1,357)
Net income attributable to Acadia Healthcare Company, Inc. stockholders	—		—	—	273,139	273,139
Balance at December 31, 2022	89,914		899	2,658,440	153,388	2,812,727
Common stock issued under stock incentive plans	1,350		14	8,183	—	8,197
Repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises	—		—	(52,532)	—	(52,532)
Equity-based compensation expense	—		—	32,289	—	32,289
Other	—		—	2,960	—	2,960
Net loss attributable to Acadia Healthcare Company, Inc. stockholders	—		—	—	(21,667)	(21,667)
Balance at December 31, 2023	91,264		913	2,649,340	131,721	2,781,974
Common stock issued under stock incentive plans	511		5	7,205	—	7,210
Repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises	—		—	(8,551)	—	(8,551)
Equity-based compensation expense	—		—	37,113	—	37,113
Other	—		—	357	—	357
Net income attributable to Acadia Healthcare Company, Inc. stockholders	—		—	—	255,612	255,612
Balance at December 31, 2024	91,775	$	918	$ 2,685,464	$ 387,333	$ 3,073,715

See accompanying notes.

Acadia Healthcare Company, Inc.
Consolidated Statements of Cash Flows

		Year Ended December 31,	
	2024	2023	2022
	(In thousands)		
Operating activities:			
Net income (loss)	$ 264,484	$ (15,661)	$ 280,033
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	149,595	132,349	117,769
Amortization of debt issuance costs	4,088	3,322	3,261
Equity-based compensation expense	37,113	32,289	29,635
Deferred income taxes	67,708	(93,984)	16,545
Legal settlements expense	—	394,181	—
Loss on impairment	17,276	9,790	—
Gain on sale of property	—	(9,747)	—
Other	(4,686)	3,168	2,680
Change in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	(2,329)	(39,012)	(41,978)
Other current assets	(7,462)	8,880	(17,626)
Other assets	521	989	2,252
Accounts payable and other accrued liabilities	(420,893)	17,404	5,174
Accrued salaries and benefits	12,115	16,532	6,804
Other liabilities	12,163	10,815	15,090
Government relief funds	—	(8,975)	(39,070)
Net cash provided by operating activities	129,693	462,340	380,569
Investing activities:			
Cash paid for acquisitions, net of cash acquired	(53,550)	(349)	(9,507)
Cash paid for capital expenditures	(690,385)	(424,133)	(296,149)
Proceeds from sale of property and equipment	10,435	29,422	7,074
Other	(2,979)	(2,159)	(7,248)
Net cash used in investing activities	(736,479)	(397,219)	(305,830)
Financing activities:			
Borrowings on long-term debt	350,000	—	—
Borrowings on revolving credit facility	305,000	40,000	—
Principal payments on revolving credit facility	(15,000)	(35,000)	(95,000)
Principal payments on long-term debt	(56,331)	(21,250)	(18,594)
Payment of debt issuance costs	(1,518)		
Repurchase of shares for payroll tax withholdings, net of proceeds from stock option exercises	(1,341)	(44,335)	(6,179)
Contributions from noncontrolling partners in joint ventures	5,180	2,958	15,362
Distributions to noncontrolling partners in joint ventures	(2,972)	(5,107)	(1,004)
Acquisition of ownership interests from noncontrolling partners	—	—	(5,540)
Other	—	37	52
Net cash provided by (used in) financing activities	583,018	(62,697)	(110,903)
Net (decrease) increase in cash and cash equivalents	(23,768)	2,424	(36,164)
Cash and cash equivalents at beginning of the period	100,073	97,649	133,813
Cash and cash equivalents at end of the period	$ 76,305	$ 100,073	$ 97,649
Supplemental Cash Flow Information:			
Cash paid for interest	$ 113,401	$ 80,745	$ 65,687
Cash paid for income taxes	$ 28,148	$ 66,397	$ 86,195
Effect of acquisitions:			
Assets acquired, excluding cash	$ 59,235	$ 6,766	$ 10,756
Liabilities assumed	(4,185)	(128)	(1,249)
Contingent consideration issued in connection with an acquisition	(1,500)	—	—
Redeemable noncontrolling interest resulting from an acquisition	—	(6,289)	—
Cash paid for acquisitions, net of cash acquired	$ 53,550	$ 349	$ 9,507

See accompanying notes.

Acadia Healthcare Company, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

1. Description of Business and Basis of Presentation

Description of Business

Unless the context otherwise requires, all references herein to "Acadia," "the Company," "we," "us" or "our" mean Acadia Healthcare Company, Inc. and its consolidated subsidiaries. Acadia Healthcare Company, Inc. is a holding company whose direct and indirect subsidiaries own and operate acute inpatient psychiatric facilities, specialty treatment facilities, comprehensive treatment centers ("CTCs"), residential treatment centers and facilities providing outpatient behavioral healthcare services to serve the behavioral healthcare and recovery needs of communities throughout the United States (the "U.S.") and Puerto Rico. At December 31, 2024, these subsidiaries operated 262 behavioral healthcare facilities with approximately 11,850 beds in 39 states and Puerto Rico. The terms "facilities," "centers," "clinics," and "hospitals" refer to entities owned, operated, or managed by subsidiaries of Acadia Healthcare Company, Inc. References herein to "employees" refer to employees of subsidiaries of Acadia Healthcare Company, Inc.

Basis of Presentation

The business of the Company is conducted through limited liability companies, partnerships and C-corporations. The Company's consolidated financial statements include the accounts of the Company and all subsidiaries controlled by the Company through its direct or indirect ownership of majority interests and exclusive rights granted to the Company as the controlling member of an entity. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The majority of the Company's expenses are "cost of revenue" items. Costs that could be classified as general and administrative expenses include the Company's corporate office costs, which were $156.8 million, $153.3 million and $124.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Certain reclassifications have been made to prior years to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, cash and cash equivalent balances may exceed federally insured limits. Management believes that the Company mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions.

Insurance

The Company is subject to medical malpractice and other lawsuits due to the nature of the services the Company provides. A portion of the Company's professional liability risks are insured through a wholly-owned insurance subsidiary providing coverage for up to $7.0 million per claim and $10.0 million for certain other claims through August 31, 2024 and $10.0 million per claim, $15.0 million per claim for certain other claims and $25.0 million for certain batched claims thereafter. The Company has obtained reinsurance coverage from a third-party to cover claims in excess of those limits. The reinsurance policy has a coverage limit of $78.0 million or $75.0 million in the aggregate for certain other claims through August 31, 2024 and $80.0 million or $75.0 million in the aggregate for certain other claims thereafter. The Company's reinsurance receivables are recognized consistent with the related liabilities and include known claims and any incurred but not reported claims that are covered by current insurance policies in place. The reserve for professional and general liability risks was estimated based on historical claims, prior settlements and judgments, industry trends, severity factors, and other actuarial assumptions. The estimated accrual for professional and general liabilities could be significantly affected should current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating professional and general liability accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. The Company recorded unfavorable adjustments of $10.1 million and $5.3 million to its estimated liability for self-insured professional and general liability claims during the years ended December 31, 2024 and 2023, respectively, relating to the settlement or expected settlement of certain prior year claims. The professional and general liability reserve was $87.5 million at December 31, 2024, of which $12.5 million was included in other accrued liabilities and $75.0 million was included in other long-term liabilities. The professional and general liability reserve was $109.4 million at December 31, 2023, of which $12.5 million was included in other

accrued liabilities and $96.9 million was included in other long-term liabilities. The Company estimates receivables for the portion of professional and general liability reserves that are recoverable under the Company's insurance policies. Such receivable was $9.3 million at December 31, 2024, of which $0.5 million was included in other current assets and $8.8 million was included in other assets, and such receivable was $62.3 million at December 31, 2023, of which $33.6 million was included in other current assets and $28.7 million was included in other assets.

The Company's statutory workers' compensation program is fully insured with a $0.5 million deductible per accident. The workers' compensation liability was $30.7 million at December 31, 2024, of which $12.0 million was included in accrued salaries and benefits and $18.7 million was included in other long-term liabilities, and such liability was $26.8 million at December 31, 2023, of which $12.0 million was included in accrued salaries and benefits and $14.8 million was included in other long-term liabilities. The reserve for workers compensation claims was based upon independent actuarial estimates of future amounts that will be paid to claimants. Management believes that adequate provisions have been made for workers' compensation and professional and general liability risk exposures.

Property and Equipment and Other Long-Lived Assets

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets, which typically range from 10 to 50 years for buildings and improvements, three to seven years for equipment and the shorter of the lease term or estimated useful lives for leasehold improvements. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recorded in the period of sale or retirement. Repair and maintenance costs are expensed as incurred. Depreciation expense was $149.6 million, $132.3 million and $117.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The carrying values of long-lived assets are reviewed for possible impairment whenever events, circumstances or operating results indicate that the carrying amount of an asset may not be recoverable. If this review indicates that the asset will not be recoverable, as determined based upon the undiscounted cash flows of the operating asset over the remaining useful life, the carrying value of the asset will be reduced to its estimated fair value. Fair value estimates are based on independent appraisals, market values of comparable assets or internal evaluations of future net cash flows. During the year ended December 31, 2024, the Company recorded non-cash property impairment charges of $12.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded non-cash property impairment charges of $2.0 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

The Company performed an impairment review of long-lived assets in the fourth quarter of 2024, 2023 and 2022 and recorded no impairment.

Goodwill and Indefinite-Lived Intangible Assets

The Company's goodwill and other indefinite-lived intangible assets, which consist of licenses and accreditations, trade names and certificates of need intangible assets that are not amortized, are evaluated for impairment annually during the fourth quarter or more frequently if events indicate the carrying value of a reporting unit may not be recoverable.

As of the Company's annual impairment test on October 1, 2024, the Company had one reporting unit, behavioral healthcare services. The fair value of the Company's behavioral healthcare services reporting unit substantially exceeded its carrying value, and therefore no impairment was recorded.

During the year ended December 31, 2024, the Company recorded non-cash indefinite-lived intangible asset impairment charges of $3.5 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded non-cash indefinite-lived intangible asset impairment charges of $5.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

Stock Compensation

The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, " *Compensation — Stock Compensation*." The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight-line amortization of share-based compensation expense over the requisite service period of the respective awards. The fair values of performance stock units are determined based on the closing price of the Company's common stock on the trading date immediately prior to the grant date for units subject to performance conditions.

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with FASB ASC 260, "*Earnings Per Share*," based on the weighted-average number of shares outstanding in each period and dilutive stock options and non-vested shares, to the extent such securities have a dilutive effect on earnings per share.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted as of the balance sheet date.

The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company has accruals for taxes and associated interest that may become payable in future years as a result of audits by tax authorities. The Company accrues for tax contingencies when it is more likely than not that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Although management believes that the positions taken on previously filed tax returns are reasonable, the Company nevertheless has established tax and interest reserves in recognition that various taxing authorities may challenge the positions taken by the Company resulting in additional liabilities for taxes and interest. These amounts are reviewed as circumstances warrant and adjusted as events occur that affect the Company's potential liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07 *Segment Reporting (Topic 280)* ("ASU 2023-07") *"Improvements to Reportable Segment Disclosures."* ASU 2023-07 is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and the interim periods within the fiscal years beginning after December 15, 2024, with early adoption permitted and applied retrospectively. The Company adopted ASU 2023-07 for the year ended December 31, 2024. See Note 22 — Segments for additional information on the Company's accounting for segment reporting. There is no significant impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 "*Income Taxes (Topic 740)* ("ASU 2023-09") *"Improvements to Income Tax Disclosures Topic 740.*" ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of ASU 2023-09 on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 *"Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* ("ASU 2024-03")*."* ASU 2024-03 requires disaggregated disclosure of certain income statement expenses. This guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and must be applied prospectively. The Company is currently evaluating the impact of ASU 2023-09 on the Company's consolidated financial statements.

3. Revenue

Revenue is primarily derived from services rendered to patients for inpatient psychiatric and substance abuse care, outpatient psychiatric care and residential treatment. The services provided by the Company have no fixed duration and can be terminated by the patient or the facility at any time, and therefore, each treatment is its own stand-alone contract.

Services ordered by a healthcare provider in an episode of care are not separately identifiable and therefore have been combined into a single performance obligation for each contract. The Company recognizes revenue as its performance obligations are completed. The performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits of the healthcare services provided. For inpatient services, the Company recognizes revenue equally over the patient stay on a daily basis. For outpatient services, the Company recognizes revenue equally over the number of treatments provided in a single episode of care. Typically, patients and third-party payors are billed within several days of the service being performed or the patient being discharged, and payments are due based on contract terms.

As the Company's performance obligations relate to contracts with a duration of one year or less, the Company elected the optional exemption in ASC 606-10-50-14(a). Therefore, the Company is not required to disclose the transaction price for the remaining performance obligations at the end of the reporting period or when the Company expects to recognize the revenue. The Company has minimal unsatisfied performance obligations at the end of the reporting period as the Company's patients typically are under no obligation to remain admitted in the Company's facilities.

At December 31, 2024 and 2023, estimated implicit price concessions of $75.5 million and $68.3 million, respectively, had been recorded as reductions to the Company's accounts receivable balances to enable the Company to record its revenues and accounts receivable at the estimated amounts the Company expected to collect.

The Company disaggregates revenue from contracts with customers by service type and by payor.

The Company's facilities and services provided by the facilities can generally be classified into the following categories: acute inpatient psychiatric facilities; specialty treatment facilities; CTCs; and residential treatment centers.

Acute inpatient psychiatric facilities. Acute inpatient psychiatric facilities provide a high level of care in order to stabilize patients that are either a threat to themselves or to others. The acute setting provides 24-hour observation, daily intervention and monitoring by psychiatrists.

Specialty treatment facilities. Specialty treatment facilities include residential recovery facilities and eating disorder facilities. The Company provides a comprehensive continuum of care for adults with addictive disorders and co-occurring mental disorders. Inpatient, including detoxification and rehabilitation, partial hospitalization and outpatient treatment programs give patients access to the least restrictive level of care.

Comprehensive treatment centers. CTCs specialize in providing medication-assisted treatment in an outpatient setting to individuals addicted to opioids such as opioid analgesics (prescription pain medications).

Residential treatment centers. Residential treatment centers treat patients with behavioral disorders in a non-hospital setting. The facilities balance therapy activities with social, academic and other activities.

The table below presents total revenue attributed to each category (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Acute inpatient psychiatric facilities	$ 1,678,266	$ 1,489,248	$ 1,330,757
Specialty treatment facilities	592,023	614,220	564,671
Comprehensive treatment centers	537,886	500,242	419,940
Residential treatment centers	345,788	325,028	295,031
Revenue	$ 3,153,963	$ 2,928,738	$ 2,610,399

The Company receives payments from the following sources for services rendered in its facilities: (i) state governments under their respective Medicaid and other programs; (ii) commercial insurers; (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services ("CMS") and other programs; and (iv) individual patients and clients.

The Company determines the transaction price based on established billing rates reduced by contractual adjustments provided to third-party payors, discounts provided to uninsured patients and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience. Most of the Company's facilities have contracts containing variable consideration. However, it is unlikely a significant reversal of revenue will occur when the uncertainty is resolved, and therefore, the Company has included the variable consideration in the estimated transaction price. Subsequent changes resulting from a patient's ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the consolidated statements of operations. Bad debt expense for the years ended December 31, 2024, 2023 and 2022 was not significant.

The Company derives a significant portion of its revenue from Medicare, Medicaid and other payors that receive discounts from established billing rates. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be estimated are complex, subject to interpretation and adjustment, and may include multiple reimbursement mechanisms for different types of services provided in the Company's facilities and cost settlement provisions. Management estimates the transaction price on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for any adjustments and final settlements. However, there can be no assurance that any such adjustments and final settlements will not have a material effect on the Company's financial condition or results of operations. The Company's cost report payables were $0.8 million and $9.3 million as of December 31, 2024 and 2023, respectively, and were included in other current liabilities on the consolidated balance sheet. The net adjustments to estimated cost report settlements resulted in an increase to revenue of $0.2 million, $1.8 million and $0.1 million, respectively, for the years ended December 31, 2024, 2023 and 2022.

The Company provides care without charge to patients who are financially unable to pay for the healthcare services they receive based on Company policies and federal and state poverty thresholds. Such amounts determined to qualify as charity care are not reported as revenue. The cost of providing charity care services were $9.2 million, $8.2 million and $6.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. The estimated cost of charity care services was determined using a ratio of cost to gross charges determined from the Company's most recently filed Medicare cost reports and applying that ratio to the gross charges associated with providing charity care for the period.

The following table presents revenue by payor type and as a percentage of revenue for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Amount	%	Amount	%	Amount	%
Commercial	$ 820,828	26.0%	$ 820,701	28.0%	$ 788,895	30.2%
Medicare	447,078	14.2%	441,761	15.1%	394,227	15.1%
Medicaid	1,781,615	56.5%	1,578,518	53.9%	1,319,600	50.6%
Self-Pay	60,101	1.9%	67,583	2.3%	76,050	2.9%
Other	44,341	1.4%	20,175	0.7%	31,627	1.2%
Revenue	$3,153,963	100.0%	$2,928,738	100.0%	$2,610,399	100.0%

4. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2024, 2023 and 2022 (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net income (loss) attributable to Acadia Healthcare Company, Inc.	$ 255,612	$ (21,667)	$ 273,139
Denominator:			
Weighted-average shares outstanding for basic earnings per share	91,621	90,949	89,680
Effects of dilutive instruments	438	—	1,875
Shares used in computing diluted earnings per common share	92,059	90,949	91,555
Earnings (loss) per share attributable to Acadia Healthcare Company, Inc. stockholders:			
Basic	$ 2.79	$ (0.24)	$ 3.05
Diluted	$ 2.78	$ (0.24)	$ 2.98

Approximately 0.7 million, 0.3 million and 0.1 million shares of common stock issuable upon exercise of outstanding stock options were excluded from the calculation of diluted earnings per share for the years ended December 31, 2024, 2023 and 2022, respectively, because their effect would have been anti-dilutive. For the year ended December 31, 2023, approximately 0.9 million outstanding shares of restricted stock and shares of common stock issuable upon exercise of outstanding stock option awards have been excluded in the calculation of weighted-average shares outstanding-diluted. These shares are excluded from the calculation of diluted earnings per share in the consolidated statement of operations because the net loss for December 31, 2023 causes such securities to be anti-dilutive.

5. Acquisitions

The Company's acquisition strategy is to acquire and develop behavioral healthcare facilities and improve operating results within its facilities and its other behavioral healthcare operations.

On February 22, 2024, the Company acquired substantially all of the assets of Turning Point Centers ("Turning Point"), a 76-bed specialty provider of substance use disorder and primary mental health treatment services that supports the Salt Lake City, Utah, metropolitan market. Turning Point provides a full continuum of treatment services, including residential, partial hospitalization and intensive outpatient services.

On November 7, 2022, the Company acquired four CTCs located in Georgia from Brand New Start Treatment Centers.

Goodwill

The following table summarizes changes in goodwill for the years ended December 31, 2024 and 2023 (in thousands):

Balance at January 1, 2023	$ 2,222,805
Increase from acquisitions	337
Increase from contributions of redeemable noncontrolling interests	2,820
Balance at December 31, 2023	2,225,962
Increase from acquisitions	38,889
Balance at December 31, 2024	$ 2,264,851

Of the increases to goodwill from acquisitions in 2024 and 2023, the Company expects $36.2 million and $0.3 million to be tax-deductible for the years ended December 31, 2024 and 2023, respectively.

6. Other current assets

Other current assets consisted of the following (in thousands):

	December 31,		
	2024		2023
Prepaid expenses	$ 41,359	$	36,085
Income taxes receivable	31,863		12,416
Other receivables	24,321		22,084
Assets held for sale	18,477		11,496
Workers' compensation deposits – current portion	12,000		12,000
Inventory	5,654		5,300
Insurance receivable – current portion	452		33,579
Other	1,722		1,516
Other current assets	$ 135,848	$	134,476

7. Property and Equipment

Property and equipment consisted of the following at December 31, 2024 and 2023 (in thousands):

	December 31,		
	2024		2023
Land	$ 202,550	$	183,347
Building and improvements	2,326,108		2,064,353
Equipment	448,107		365,826
Construction in progress	772,505		420,430
	3,749,270		3,033,956
Less: accumulated depreciation	(896,077)		(767,346)
Property and equipment, net	$ 2,853,193	$	2,266,610

During the year ended December 31, 2024, the Company recorded non-cash property impairment charges of $12.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded non-cash property impairment charges of $2.0 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

The Company has recorded assets held for sale within other current assets on the consolidated balance sheets for closed properties actively marketed of $18.5 million and $11.5 million at December 31, 2024 and 2023, respectively.

8. Other Intangible Assets

Other identifiable intangible assets consisted of the following at December 31, 2024 and 2023 (in thousands):

	December 31,		
	2024		2023
Licenses and accreditations	$ 11,631	$	11,681
Trade names	39,587		42,588
Certificates of need	18,785		19,009
Total	$ 70,003	$	73,278

All the Company's definite-lived intangible assets are fully amortized. The Company's licenses and accreditations, trade names and certificate of need intangible assets have indefinite lives and are, therefore, not subject to amortization.

During the year ended December 31, 2024, the Company recorded a non-cash indefinite-lived intangible asset impairment charge of $3.5 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded a non-cash indefinite-lived intangible asset impairment charge of $5.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

9. Leases

The Company's lease portfolio primarily consists of finance and operating real estate leases integral for facility operations. The original terms of the leases typically range from five to thirty years with optional renewal periods. A minimal portion of the Company's lease portfolio consists of non-real estate leases, including copiers and equipment, which generally have lease terms of one to three years and have insignificant lease obligations.

The Company elected the accounting policy practical expedients by class of underlying asset in ASC 842 "Leases" to: (i) combine associated lease and non-lease components into a single lease component; and (ii) exclude recording short-term leases as right-of-use assets and liabilities on the consolidated balance sheets. Non-lease components, which are not significant overall, are combined with lease components.

Operating lease liabilities are recorded at the present value of remaining lease payments not yet paid for the lease term discounted using the incremental borrowing rate associated with each lease. Operating lease right-of-use assets represent operating lease liabilities adjusted for prepayments, accrued lease payments, lease incentives and initial direct costs. Certain of the Company's leases include renewal or termination options. Calculation of operating lease right-of-use assets and liabilities include the initial lease term unless it is reasonably certain a renewal or termination option will be exercised. Variable components of lease payments fluctuating with a future index or rate, as well as those related to common area maintenance costs, are not included in determining lease liabilities and are expensed as incurred. Most of the Company's leases do not contain implicit borrowing rates, and therefore, incremental borrowing rates were calculated based on information available at the lease commencement date. The Company reviews service agreements for embedded leases and records right-of-use assets and liabilities as necessary.

During the year ended December 31, 2024, the Company recorded non-cash operating lease right-of-use asset impairment charges of $1.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded non-cash operating lease right-of-use asset impairment charges of $2.4 million related to the closure of certain facilities, which is included in loss on impairment in the consolidated statements of operations.

Lease Position

The Company recorded the following at December 31, 2024 and 2023 on the consolidated balance sheets (in thousands):

Right-of-Use Assets	Balance Sheet Classification	December 31, 2024	December 31, 2023
Finance lease right-of-use assets	Property and equipment, net	$ 7,872	$ 7,872
Operating lease right-of-use assets	Operating lease right-of-use assets	118,369	117,780
Total		$ 126,241	$ 125,652

Lease Liabilities	Balance Sheet Classification	December 31, 2024	December 31, 2023
Current:			
Finance lease liabilities	Other accrued liabilities	$ 1,089	$ 990
Operating lease liabilities	Current portion of operating lease liabilities	25,462	26,268
Noncurrent:			
Finance lease liabilities	Other liabilities	10,805	10,896
Operating lease liabilities	Operating lease liabilities	101,828	100,808
Total		$ 139,184	$ 138,962

Weighted-average remaining lease terms and discount rates were as follows at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years):		
Finance	19.8	20.9
Operating	8.0	8.1
Weighted-average discount rate:		
Finance	5.1%	5.1%
Operating	6.0%	5.7%

Lease Costs

The Company recorded the following lease costs for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Finance lease costs:						
Depreciation of leased assets		378		378		378
Interest of lease liabilities		1,014		1,028		1,041
Total finance lease costs	$	1,392	$	1,406	$	1,419
Operating lease costs		34,977		34,400		34,349
Variable lease costs		3,421		3,319		3,129
Short term lease costs		2,995		3,237		2,605
Other lease costs		6,468		5,596		5,379
Total rents and leases	$	47,861	$	46,552	$	45,462
Total lease costs	$	49,253	$	47,958	$	46,881

Other

Undiscounted future cash flows for finance and operating leases recorded on the consolidated balance sheet were as follows at December 31, 2024 (in thousands):

	Finance Leases		Operating Leases	
2025	$	1,089	$	32,457
2026		1,089		26,261
2027		1,089		20,217
2028		1,089		16,738
2029		1,107		13,589
Thereafter		19,626		57,221
Total minimum lease payments		25,089		166,483
Less: amount of lease payments representing interest		13,195		39,193
Present value of future minimum lease payments		11,894		127,290
Less: Current portion of lease liabilities		1,089		25,462
Noncurrent lease liabilities	$	10,805	$	101,828

Supplemental data for the years ended December 31, 2024, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	36,141	$	34,940	$	33,836
Operating cash flows for finance leases	$	1,014	$	1,028	$	1,041
Financing cash flows for finance leases	$	(8)	$	(38)	$	(51)
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	33,060	$	14,714	$	31,294
Finance leases	$	—	$	—	$	—

10. The CARES Act

As part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), the U.S. government announced it would offer $100 billion of relief to eligible healthcare providers. The Company accounts for government grants by analogizing to the grant model in accordance with International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance*, and as such, has recognized income from grants in line with the recognition of expenses or the loss of revenues for which the grants are intended to compensate. The Company recognizes grants once both of the following conditions are met: (i) the Company is able to comply with the relevant terms and conditions of the grant and (ii) the grant will be received.

The Company has participated in certain relief programs offered through the CARES Act, including receipt of funds relating to the Public Health and Social Services Emergency Fund ("PHSSE Fund"), also known as the Provider Relief Fund, and the American Rescue Plan ("ARP") Rural Payments for Hospitals. During the year ended December 31, 2022, the Company recorded $21.5 million of income from provider relief fund related to ARP funds received. During the year ended December 31, 2023, the Company recorded $6.4 million of income from provider relief fund related to ARP funds received and repaid the remaining balance of ARP funds to eliminate the liability.

Healthcare providers were required to sign an attestation confirming receipt of the PHSSE Fund amounts and agree to the terms and conditions of payment. Under the terms and conditions for receipt of the payment, the Company was allowed to use the funds to cover lost revenues and healthcare costs related to the novel coronavirus known as COVID-19 ("COVID-19"), and the Company was required to properly and fully document the use of these funds to the U.S. Department of Health and Human Services. The reporting of these funds is subject to future audit for compliance with the terms and conditions. The Company recognized PHSSE Fund amounts to the extent it had qualifying COVID-19 expenses or lost revenues as permitted under the terms and conditions.

11. Commitments and Contingencies

The Company is, from time to time, subject to various claims, lawsuits, governmental investigations and regulatory actions, including claims for damages for personal injuries, medical malpractice, overpayments, breach of contract, securities law violations, tort and employment related claims. In these actions, plaintiffs request a variety of damages, including, in some instances, punitive and other types of damages that may not be covered by insurance. In addition, healthcare companies are subject to numerous investigations by various governmental agencies. Certain of the Company's individual facilities have received, and from time to time, other facilities may receive, subpoenas, civil investigative demands, audit requests and other inquiries from, and may be subject to investigation by, federal and state agencies. These investigations can result in repayment obligations and violations of the federal False Claims Act can result in substantial monetary penalties and fines, the imposition of a corporate integrity agreement and exclusion from participation in governmental health programs. In addition, the False Claims Act permits private parties to bring qui tam, or "whistleblower," suits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Some states have adopted similar state whistleblower and false claims provisions.

Desert Hills

From October 2018 to August 2020, the Company, its subsidiary Youth and Family Centered Services of New Mexico ("Desert Hills"), and FamilyWorks, a not-for-profit treatment foster care program to which Desert Hills provided management services, including day-to-day administration of the program, via a management services agreement, were among a number of defendants named in five lawsuits (collectively, the "Desert Hills Litigation") filed in New Mexico State District Court (the "District Court"). These lawsuits each related to abuse by a foster parent, Clarence Garcia, that occurred in foster homes where FamilyWorks had placed children. In 2021, the Company finalized out-of-court settlements for two of the five cases for amounts covered under the Company's professional liability insurance: *Dorsey, as Guardian ad Litem of M.R. v. Clarence Garcia, et al.* (the "M.R. case"), and *Higgins, as Guardian ad Litem of J.H. v. Clarence Garcia, et al* (the "J.H. case"). While the plaintiffs in those two cases had claims pending against FamilyWorks, and FamilyWorks had raised claims or potential claims against the Company, the parties in each of those cases finalized settlements that resolved all claims between FamilyWorks and the Company. The District Court approved the settlement in the J.H. case on June 10, 2024 and the settlement in the M.R. case on August 12, 2024.

On July 7, 2023, in connection with one of the lawsuits in the Desert Hills Litigation styled *Inman v. Garcia, et al., Case No. D-117-CV-2019-00136* (the "Inman Litigation"), a jury awarded the plaintiff compensatory damages of $80.0 million and punitive damages of $405.0 million. This award far exceeded the Company's reasonable expectation based on the previously resolved complaints and far exceeded any precedent for comparable cases.

On October 30, 2023, the Company and Desert Hills entered into settlement agreements in connection with the Inman Litigation, as well as two other related cases – *Rael v. Garcia, et al., Case No. D-117-CV-2019-00135* and *Endicott-Quinones v. Garcia, et al., Case No. D-117-CV-2019-00137* (together with the Inman Litigation, the "Cases").

The settlement agreements for the Cases were approved by the District Court in December 2023 and fully resolve each of the Cases with no admission of liability or wrongdoing by either the Company or Desert Hills. On January 19, 2024, pursuant to the terms of the settlement agreements, the Company paid an aggregate amount of $400.0 million in exchange for the release and discharge of all claims arising from, relating to, concerning or with respect to all harm, injuries or damages asserted in the Cases or that may be asserted in the future by the plaintiffs in the Cases.

On January 30, 2024, a sixth lawsuit styled *CNRAG, Inc. as Legal Guardian of A.C. v. Garcia et al., No. D-117-CV-2024-00045* was filed in the District Court alleging similar claims as the previous five lawsuits in the Desert Hills Litigation. The ward in this sixth lawsuit was referenced in prior criminal charges against Garcia in January 2019; however, prior to this lawsuit, neither the ward nor guardian made contact with the Company about a possible claim. The Company determined that a lawsuit from this plaintiff was unlikely because no claims had ever been asserted and the statute of limitations had expired. Plaintiff's allegations assert certain claims, which, if true, may toll the statute of limitations. At this time, the Company is not able to reasonably estimate the amount or range of the ultimate liability, if any, in connection with this sixth lawsuit. No additional victims are referenced in the prior criminal charges against Garcia.

Securities Litigation

On April 1, 2019, a consolidated complaint was filed against the Company and certain former and current officers in the lawsuit styled *St. Clair County Employees' Retirement System v. Acadia Healthcare Company, Inc., et al., Case No. 3:19-cv-00988*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint is brought on behalf of a class consisting of all persons (other than defendants) who purchased securities of the Company between April 30, 2014 and November 15, 2018, and alleges that defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. On September 30, 2022, the court entered an order certifying a class consisting of all persons who purchased or otherwise acquired the common stock of the Company between April 30, 2014 and November 15, 2018.

On October 16, 2024, a putative class action complaint was filed against the Company and certain former and current officers in the lawsuit styled *Kachrodia v. Acadia Healthcare Company, Inc., et al., Case No. 3:24-cv-01238*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint is brought on behalf of a putative class consisting of all persons (other than defendants) who purchased or otherwise acquired publicly traded securities of the Company between February 28, 2020 and September 26, 2024, and alleges that defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. On October 21, 2024, an amended putative class action complaint was filed, asserting the same claims but expanding the proposed class period to October 18, 2024. On October 29, 2024, a putative class action complaint was filed against the Company and certain former and current officers in the lawsuit styled *Dyar v. Acadia Healthcare Company, Inc., et al., Case No. 3:24-cv-01300*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint is brought on behalf of a putative class consisting of all persons (other than defendants) who purchased or otherwise acquired publicly traded securities of the Company between February 28, 2020 and October 18, 2024, and alleges that defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. On December 3, 2024, the *Kachrodia* and *Dyar* cases were consolidated. On December 10, 2024, a putative class action complaint was filed against the Company and certain former and current officers in the lawsuit styled *City of Fort Lauderdale Police and Firefighters Retirement System v. Acadia Healthcare Company, Inc. et al., Case No. 3:24-cv-01447*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint is brought on behalf of a putative class consisting of all persons (other than defendants) who purchased or otherwise acquired publicly traded securities of the Company between February 8, 2020 and October 30, 2024, and alleges that defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. A joint motion is pending to consolidate the *City of Fort Lauderdale* case with the *Kachrodia* and *Dyar* cases.

At this time, the Company is not able to reasonably estimate the amount or range of the ultimate liability, if any, in connection with these cases.

Derivative Actions

On February 21, 2019, a purported stockholder filed a related derivative action on behalf of the Company against certain former and current officers and directors in the lawsuit styled *Davydov v. Jacobs, et al., Case No. 3:19-cv-00167*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint alleges claims for violations of Section 10(b) and 14(a) of the Exchange Act, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. On May 23, 2019, a purported stockholder filed a second related derivative action on behalf of the Company against certain former and current officers and directors in the lawsuit styled *Beard v. Jacobs, et al., Case No. 3:19-cv-0441*, which is pending the United States District Court for the Middle District of Tennessee. The complaint alleges claims for violations of Sections 10(b), 14(a), and 21D of the Exchange Act, breach of fiduciary duty, waste of corporate assets, unjust enrichment, and insider selling. On June 11, 2019, the Davydov and Beard actions were consolidated. On February 22, 2021, the court entered an order staying the case. On October 23, 2020, a purported stockholder filed a third related derivative action on behalf of the Company against former and current officers and directors in the lawsuit styled *Pfenning v. Jacobs, et al., Case No. 2020-0915-NAC*, which is pending in the Court of Chancery of the State of Delaware. The complaint alleges claims for breach of fiduciary duty. On February 17, 2021, the court entered an order staying the case. On February 24, 2021, a purported stockholder filed a fourth derivative action on behalf of the Company against former and current officers and directors in the lawsuit styled *Solak v. Jacobs, et al., Case No. 2021-0163-NAC*, which is pending in the Court of Chancery of the State of Delaware. The complaint alleges claims for breach of fiduciary duty, unjust enrichment, waste of corporate assets, and insider selling.

On February 14, 2025, a purported stockholder filed a related derivative action on behalf of the Company against certain former and current officers and directors in the lawsuit styled *Kachrodia v. Osteen, et al., Case No. 3:25-cv-00172*, which is pending in the United States District Court for the Middle District of Tennessee. The complaint alleges claims for violations of Section 10(b) and 21D of the Exchange Act, breach of fiduciary duty, insider selling, unjust enrichment, and waste of corporate assets.

At this time, the Company is not able to reasonably estimate the amount or range of the ultimate liability, if any, in connection with these derivative actions.

Government Investigation

In the fall of 2017, the Office of Inspector General of the U.S. Department of Health and Human Services (the "OIG") issued subpoenas to three of the Company's facilities requesting certain documents from January 2013 to the date of the subpoenas. The U.S. Attorney's Office for the Middle District of Florida issued a civil investigative demand to one of the Company's facilities in December 2017 requesting certain documents from November 2012 to the date of the demand. In April 2019, the OIG issued subpoenas relating to six additional facilities requesting certain documents and information from January 2013 to the date of the subpoenas. In June 2023, the State of Nevada issued a subpoena relating to one of the same facilities as part of the same investigation. The government's investigation of each of these facilities (collectively, the "2017 OIG/DOJ Investigation") focused on claims not eligible for payment because of alleged violations of certain regulatory requirements relating to, among other things, medical necessity, admission eligibility, discharge decisions, length of stay and patient care issues. On September 23, 2024, the Company entered into a civil settlement agreement with the federal government (the "2017 OIG/DOJ Settlement Agreement"), which fully resolved the 2017 OIG/DOJ Investigation with no admission of liability or wrongdoing by the Company. During the year ended December 31 2024, pursuant to the 2017 OIG/DOJ Settlement Agreement, the Company paid $19.9 million, plus interest, to the federal government and four states that participated in the 2017 OIG/DOJ Investigation in exchange for the release and discharge of any civil or administrative monetary claims arising from the 2017 OIG/DOJ Investigation.

In September 2024, the Company received a grand jury subpoena from the United States District Court for the Western District of Missouri (the "W.D.Mo."), issued by attorneys from the Criminal Division of the U.S. Department of Justice (the "DOJ Criminal Division"), related to the Company's acute care service line and related admissions, length of stay and billing practices. In addition, Lakeland Hospital Acquisition, LLC, a subsidiary of the Company, also received a grand jury subpoena from W.D.Mo. on the same day regarding similar subject matter. The Company had also received requests in September 2024 for information on similar subject matter from the United States Attorney's Office for the Southern District of New York, which were withdrawn in the same month. The investigation is being led by attorneys from the DOJ Criminal Division. The DOJ Criminal Division withdrew its subpoenas in October 2024, then re-issued subpoenas regarding the same subject matter in December 2024. The DOJ Criminal Division is leading and coordinating the efforts from a number of federal agencies and departments investigating such issues, any of which might later make their own requests for information. The Company has also received subpoenas from the United States Securities and Exchange Commission (the "SEC") requesting similar information as well as information relating to the CTC service line. The Company is currently conducting a comprehensive internal investigation using external advisors, but, at this time, no findings or conclusions have been made. The Company is fully cooperating with authorities, including active engagement with the DOJ Criminal Division and the SEC. At this time, the Company cannot speculate on whether the outcome of these investigations will have any impact on its business or operations and cannot reasonably estimate the amount or range of the ultimate liability, if any, in connection with these investigations.

Certain members of the United States Congress have requested, and such members or other members may in the future request, information from or about the Company related to, among other things, the Company's admissions, length of stay, billing practices, and opioid treatment programs. The Company intends to cooperate with any such request. At this time, the Company cannot speculate on the outcome or duration of any such inquiries.

12. Other accrued liabilities

Other accrued liabilities consisted of the following (in thousands):

| | December 31, | |
	2024	2023
Accrued expenses	$ 38,759	$ 80,733
Accrued interest	18,048	18,046
Insurance liability – current portion	12,486	12,486
Accrued property taxes	8,671	7,097
Contract liabilities	1,686	2,165
Finance lease liabilities	1,089	990
Cost report payable	808	9,265
Accrued Desert Hills settlement	—	393,696
Other	5,964	7,783
Other accrued liabilities	$ 87,511	$ 532,261

13. Long-Term Debt

Long-term debt consisted of the following (in thousands):

| | December 31, | |
	2024	2023
Credit Facility:		
Term Loan A	$ 670,856	$ 377,188
Revolving Line of Credit	370,000	80,000
5.500% Senior Notes due 2028	450,000	450,000
5.000% Senior Notes due 2029	475,000	475,000
Less: unamortized debt issuance costs, discount and premium	(8,947)	(10,421)
	1,956,909	1,371,767
Less: current portion	(76,816)	(29,219)
Long-term debt	$ 1,880,093	$ 1,342,548

Credit Facility

On March 17, 2021, the Company entered into a credit agreement (as amended the "Credit Facility"), which provided for a $600.0 million senior secured revolving credit facility (the "Revolving Facility") and a senior secured term loan facility in an initial principal amount of $425.0 million (as increased by the Incremental Term Loans (as defined below), the "Term Loan Facility"), each maturing on March 17, 2026. The Revolving Facility further provides for a $20.0 million subfacility for the issuance of letters of credit.

On March 30, 2023, the Company entered into Amendment No. 1 to the Credit Facility (the "First Amendment"), which replaced the London Interbank Offered Rate ("LIBOR"), as the reference rate applicable to borrowings under the Credit Facility with the Secured Overnight Financing Rate as determined for a term of, at the Company's option, one, three or six months, plus an adjustment of 0.10% ("Adjusted Term SOFR"). After giving effect to the First Amendment, borrowings under the Credit Facility bear interest at a rate equal to, at the Company's option, either (i) Adjusted Term SOFR plus a margin ranging from 1.375% to 2.250% or (ii) a base rate plus a margin ranging from 0.375% to 1.250%, in each case, depending on the Consolidated Total Net Leverage Ratio (as defined in the Credit Facility). In addition, an unused fee that varies according to the Consolidated Total Net Leverage Ratio of the Company ranging from 0.200% to 0.350% is payable quarterly in arrears based on the average daily undrawn portion of the commitments in respect of the Revolving Facility.

On January 18, 2024, the Company entered into Amendment No. 2 to the Credit Facility (the "Second Amendment"), which provided for the incurrence of additional senior secured term loans in an aggregate principal amount of $350.0 million (the "Incremental Term Loans"). Such Incremental Term Loans are structured as an increase of the Term Loan Facility. The maturity date, the leverage-based pricing grid, mandatory prepayment events and other terms applicable to the Incremental Term Loans are substantially identical to those applicable to the initial $425.0 million term loans incurred under the Term Loan Facility. After giving effect to the Incremental Term Loans, the Credit Facility requires quarterly principal repayments for the Term Loan Facility of approximately $15.4 million for March 31, 2025 and $20.5 million for each quarter ending from June 30, 2025 to December 31, 2025. The remaining outstanding principal balance of the Term Loan Facility is due on the maturity date of March 17, 2026.

The Company has the ability to increase the amount of the Credit Facility, which may take the form of increases to the Revolving Facility or the Term Loan Facility or the issuance of one or more incremental term loan facilities (collectively, the "Incremental Facilities"), upon obtaining additional commitments from new or existing lenders and the satisfaction of customary conditions precedent for such Incremental Facilities. Such Incremental Facilities may not exceed the sum of (i) the greater of $480.0 million and an amount equal to 100% of the consolidated EBITDA of the Company at the time of determination (the "Incremental Fixed Basket") and (ii) additional amounts that would not cause the Company's Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Facility) to exceed 3.5 to 1.0 (the "Incremental Ratio Basket"). The Incremental Term Loans were incurred in reliance on the Incremental Ratio Basket, leaving the full amount of the Incremental Fixed Basket available for any future Incremental Facilities.

Subject to certain exceptions, substantially all of the Company's existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiaries are required to guarantee the repayment of the Company's obligations under the Credit Facility. The Company and such guarantor subsidiaries have granted a security interest in substantially all personal property assets as collateral for the obligations under the Credit Facility.

The Credit Facility contains customary representations and affirmative and negative covenants, including limitations on the Company's and its subsidiaries' ability to incur additional debt, grant or permit additional liens, make investments and acquisitions, merge or consolidate with others, dispose of assets, pay dividends and distributions, pay junior indebtedness and enter into affiliate transactions, in each case, subject to customary exceptions. In addition, the Credit Facility contains financial covenants requiring the Company on a consolidated basis to maintain, as of the last day of any consecutive four fiscal quarter period, a Consolidated Total Net Leverage Ratio of not more than 4.5 to 1.0 (which may be increased to 5.0 to 1.0 for a period of up to four consecutive fiscal quarters following the consummation of certain material acquisitions) and a Consolidated Interest Coverage Ratio (as defined in the Credit Facility) of at least 3.0 to 1.0. The Credit Facility also includes events of default customary for facilities of this type and upon the occurrence of such events of default, among other things, all outstanding loans under the Credit Facility may be accelerated, the lenders' commitments terminated, and/or the lenders may exercise collateral remedies. At December 31, 2024, the Company's Consolidated Total Net Leverage Ratio was 2.7x, and the Company was in compliance with all financial covenants.

During the year ended December 31, 2024, the Company borrowed $305.0 million on the Revolving Facility and repaid $15.0 million of the balance outstanding. During the year ended December 31, 2023, the Company borrowed $40.0 million on the Revolving Facility and repaid $35.0 million of the balance outstanding. The Company had $226.5 million of availability under the Revolving Facility and had standby letters of credit outstanding of $3.5 million related to security for the payment of claims required by its workers' compensation insurance program at December 31, 2024.

As of the date of this Annual Report on Form 10-K, the Company is nearing completion of a syndication and closing process being led by JPMorgan Chase Bank, N.A. ("JPM") for the replacement of the Revolving Facility and the Term Loan Facility with a new $1.0 billion, five-year senior secured revolving credit facility and a new $650 million, five-year senior secured term loan with JPM, as administrative agent, and a syndicate of lenders (the "Replacement Credit Facility"). JPM has provided the Company with a commitment for its allocated amount under the Replacement Credit Facility, and has received commitments from other lenders for the portion of the Replacement Credit Facility that will not be provided by JPM. While the Company currently expects to close the Replacement Credit Facility promptly after the filing of this Annual Report on Form 10-K, there can be no assurance that the Company will be able to complete any such transaction in that timeframe or at all.

Senior Notes

5.500% Senior Notes due 2028

On June 24, 2020, the Company issued $450.0 million of 5.500% Senior Notes due 2028 (the "5.500% Senior Notes"). The 5.500% Senior Notes mature on July 1, 2028 and bear interest at a rate of 5.500% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2021.

5.000% Senior Notes due 2029

On October 14, 2020, the Company issued $475.0 million of 5.000% Senior Notes due 2029 (the "5.000% Senior Notes"). The 5.000% Senior Notes mature on April 15, 2029 and bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2021.

The indentures governing the 5.500% Senior Notes and the 5.000% Senior Notes (together, the "Senior Notes") contain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to: (i) pay dividends, redeem stock or make other distributions or investments; (ii) incur additional debt or issue certain preferred stock; (iii) transfer or sell assets; (iv) engage in certain transactions with affiliates; (v) create restrictions on dividends or other payments by the restricted subsidiaries; (vi) merge, consolidate or sell substantially all of the Company's assets; and (vii) create liens on assets.

The Senior Notes issued by the Company are guaranteed by each of the Company's subsidiaries that guarantee the Company's obligations under the Credit Facility. The guarantees are full and unconditional and joint and several.

The Company may redeem the Senior Notes at its option, in whole or part, at the dates and amounts set forth in the applicable indentures.

Debt Issuance Costs

Debt issuance costs are deferred and amortized to interest expense over the term of the related debt. Debt issuance costs at December 31, 2024 were $8.9 million, net of accumulated amortization of $9.8 million. Debt issuance costs at December 31, 2023 were $10.4 million, net of accumulated amortization of $6.8 million. Amortization expense related to debt issuance costs, which is included in interest expense on the consolidated statements of operations, was $3.0 million, $2.2 million and $2.2 million, respectively, for the years ended December 31, 2024, 2023 and 2022.

Other

The aggregate maturities of long-term debt at December 31, 2024 were as follows (in thousands):

2025	$ 76,816
2026	964,040
2027	—
2028	450,000
2029	475,000
Thereafter	—
Total	$ 1,965,856

14. Noncontrolling Interests

Noncontrolling interests in the consolidated financial statements represent the portion of equity held by noncontrolling partners in the Company's non-wholly owned subsidiaries. At December 31, 2024, the Company operated 11 facilities through non-wholly owned subsidiaries. The Company owns between approximately 65% and 87% of the equity interests of these entities and noncontrolling partners own the remaining equity interests. The initial value of the noncontrolling interests is based on the fair value of contributions. The Company consolidates the operations of each facility based on its status as primary beneficiary, as further discussed in Note 15 — Variable Interest Entities. The noncontrolling interests are reflected as redeemable noncontrolling interests on the accompanying consolidated balance sheets based on put rights that could require the Company to purchase the noncontrolling interests upon the occurrence of a change in control.

The components of redeemable noncontrolling interests are as follows (in thousands):

Balance at January 1, 2023	$ 88,257
Contributions from noncontrolling partners in joint ventures	16,530
Net income attributable to noncontrolling interests	6,006
Distributions to noncontrolling partners in joint ventures	(5,107)
Balance at December 31, 2023	105,686
Contributions from noncontrolling partners in joint ventures	5,530
Net income attributable to noncontrolling interests	8,872
Distributions to noncontrolling partners in joint ventures	(2,972)
Balance at December 31, 2024	$ 117,116

15. Variable Interest Entities

For legal entities where the Company has a financial relationship, the Company evaluates whether it has a variable interest and determines if the entity is considered a variable interest entity ("VIE"). If the Company concludes an entity is a VIE and the Company is the primary beneficiary, the entity is consolidated. The primary beneficiary analysis is a qualitative analysis based on power and benefits. A reporting entity has a controlling financial interest in a VIE and must consolidate the VIE if it has both power and benefits. It must have the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE.

At December 31, 2024, the Company operated 11 facilities through non-wholly owned subsidiaries. The Company owns between approximately 65% and 87% of the equity interests of these entities, and noncontrolling partners own the remaining equity interests. The Company manages each of these facilities, is responsible for the day to day operations and, therefore, has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. These activities include, but are not limited to, behavioral healthcare services, human resource and employment-related decisions, marketing and finance. The terms of the agreements governing each of the Company's VIEs prohibit the Company from using the assets of each VIE to satisfy the obligations of other entities. Consolidated assets at December 31, 2024 and 2023 include total assets of variable interest entities of $930.9 million and $597.8 million, respectively, which cannot be used to settle the obligations of other entities. Consolidated liabilities at December 31, 2024 and 2023 include total liabilities of variable interest entities of $36.8 million and $27.0 million, respectively.

The consolidated VIEs assets and liabilities in the Company's consolidated balance sheets are shown below (in thousands):

	December 31,			
		2024		2023
Cash and cash equivalents	$	97,901	$	55,149
Accounts receivable, net		39,050		34,910
Other current assets		5,388		2,193
Total current assets		142,339		92,252
Property and equipment, net		718,084		438,965
Goodwill		42,384		42,384
Intangible assets, net		18,394		18,295
Operating lease right-of-use assets		9,724		5,948
Total assets	$	930,925	$	597,844
Accounts payable	$	9,756	$	8,235
Accrued salaries and benefits		12,608		9,909
Current portion of operating lease liabilities		613		273
Other accrued liabilities		4,054		2,385
Total current liabilities		27,031		20,802
Operating lease liabilities		9,740		6,160
Total liabilities	$	36,771	$	26,962

16. Equity

Preferred Stock

The Company's amended and restated certificate of incorporation provides that up to 10,000,000 shares of preferred stock may be issued. The board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers (full, limited or none), and the designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions on the stock and the number of shares constituting any series and the designations of this series, without any further vote or action by the stockholders.

Common Stock

The Company's amended and restated certificate of incorporation provides that up to 180,000,000 shares of common stock may be issued. Holders of the Company's common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to shares of the Company's common stock. In the event of liquidation, dissolution or winding up, holders of the Company's common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding. Delaware law prohibits the Company from paying any dividends unless it has capital surplus or net profits available for this purpose. In addition, the Credit Facility imposes restrictions on the Company's ability to pay dividends.

17. Equity-Based Compensation

Equity Incentive Plans

The Company issues stock-based awards, including stock options, restricted stock units and performance stock units, to certain officers, employees and non-employee directors under the Acadia Healthcare Company, Inc. Incentive Compensation Plan (the "Equity Incentive Plan"). At December 31, 2024, a maximum of 12,700,000 shares of the Company's common stock were authorized for issuance as stock options, restricted stock units and performance stock units or other share-based compensation under the Equity Incentive Plan, of which 2,053,112 were available for future grant. Stock options may be granted for terms of up to ten years. The Company recognizes expense on all share-based awards on a straight-line basis over the requisite service period of the entire award. Grants to employees generally vest in annual increments of 25% or 33% each year, commencing one year after the date of grant. The exercise prices of stock options are equal to the closing price of the Company's common stock on the most recent trading date prior to the date of grant.

The Company recognized $37.1 million, $32.3 million and $29.6 million in equity-based compensation expense for the years ended December 31, 2024, 2023 and 2022, respectively. Stock compensation expense for the years ended December 31, 2024, 2023 and 2022 is impacted by forfeiture adjustments and performance stock unit adjustments based on actual performance compared to vesting targets. At December 31, 2024, there was $71.9 million of unrecognized compensation expense related to unvested options, restricted stock units and performance stock units, which is expected to be recognized over the remaining weighted-average vesting period of 1.1 years.

The Company recognized a deferred income tax benefit of $10.1 million, $8.8 million and $8.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, related to equity-based compensation expense.

Stock Options

Stock option activity during 2022, 2023 and 2024 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at January 1, 2022	1,106,069	$ 42.07		
Options granted	334,260	55.73		
Options exercised	(285,577)	40.66		
Options cancelled	(175,475)	46.98		
Options outstanding at December 31, 2022	979,277	46.27		
Options granted	296,340	78.94		
Options exercised	(198,527)	41.29		
Options cancelled	(140,545)	55.95		
Options outstanding at December 31, 2023	936,545	56.21		
Options granted	4,000	75.30		
Options exercised	(158,714)	45.43		
Options cancelled	(86,810)	66.91		
Options outstanding at December 31, 2024	695,021	$ 57.45	6.34	$ 1,317,714
Options exercisable at December 31, 2024	393,416	$ 48.91	5.35	$ 1,317,714

Fair values are estimated using the Black-Scholes option pricing model. The following table summarizes the grant-date fair value of options and the assumptions used to develop the fair value estimates for options granted during the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
Weighted-average grant-date fair value of options	$ 27.24	$ 30.99	$ 20.72
Risk-free interest rate	4.4%	4.2%	2.0%
Expected volatility	33%	37%	39%
Expected life (in years)	4.8	5.0	5.0

The Company's estimate of expected volatility for stock options is based upon the volatility of its stock price over the expected life of the award. The risk-free interest rate is the approximate yield on U. S. Treasury Strips having a life equal to the expected option life on the date of grant. The expected life is an estimate of the number of years an option will be held before it is exercised.

Other Stock-Based Awards

Restricted stock unit activity during 2022, 2023 and 2024 was as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2022	926,627	$ 37.84
Granted	650,396	64.65
Cancelled	(145,205)	49.03
Vested	(386,616)	32.64
Unvested at December 31, 2022	1,045,202	$ 54.89
Granted	587,239	76.32
Cancelled	(198,740)	57.21
Vested	(403,223)	50.48
Unvested at December 31, 2023	1,030,478	$ 68.38
Granted	608,572	71.78
Cancelled	(127,761)	72.84
Vested	(365,871)	63.29
Unvested at December 31, 2024	1,145,418	$ 71.31

Performance stock unit activity during 2022, 2023 and 2024 was as follows:

	Number of Units		Weighted Average Grant-Date Fair Value
Unvested at January 1, 2022	1,504,420	$	23.20
Granted	105,311		73.96
Performance adjustment	182,543		33.05
Cancelled	—		—
Vested	(518,474)		43.16
Unvested at December 31, 2022	1,273,800	$	20.69
Granted	177,509		70.98
Performance adjustment	407,825		17.69
Cancelled	(114,908)		69.07
Vested	(1,408,195)		10.60
Unvested at December 31, 2023	336,031	$	69.35
Granted	78,955		68.04
Performance adjustment	(9,241)		72.99
Cancelled	(15,723)		70.37
Vested	(98,504)		61.52
Unvested at December 31, 2024	291,518	$	71.47

Restricted stock unit awards are time-based vesting awards that vest over a period of three or four years and are subject to continuing service of the employee or non-employee director over the ratable vesting periods. The fair values of the restricted stock unit awards were determined based on the closing price of the Company's common stock on the trading date immediately prior to the grant date.

Performance stock units are granted to employees and are subject to Company performance compared to pre-established targets. In addition to Company performance, these performance-based stock units are subject to the continuing service of the employee during the three-year period covered by the awards. The performance condition for the performance stock units are based on the Company's achievement of annually established targets for diluted earnings per share, adjusted earnings before interest, income taxes, depreciation and amortization and/or revenue. The number of shares issuable at the end of the applicable vesting period of performance stock units ranges from 0% to 200% of the targeted units based on the Company's actual performance compared to the targets.

The fair values of performance stock units were determined based on the closing price of the Company's common stock on the trading date immediately prior to the grant date for units subject to performance conditions.

The fair values of restricted stock unit awards and performance stock units that vested during the years ended December 31, 2024, 2023 and 2022 were $30.2 million, $38.4 million and $49.2 million, respectively.

18. Transaction, legal and other costs

Transaction, legal and other costs represent costs primarily related to legal, accounting, government investigation, termination, restructuring, management transition, acquisition and other similar costs. Transaction, legal and other costs comprised the following costs for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Government investigations	$ 30,620	$ 18,796	$ 504
Legal, accounting and other acquisition-related costs	11,172	12,705	5,778
Management transition costs	3,599	23,283	11,575
Termination and restructuring costs	1,362	7,242	5,935
Total	$ 46,753	$ 62,026	$ 23,792

Government investigations include legal fees and settlement costs related to certain litigation, including the matters referenced in Note 11 – Commitments and Contingencies. Legal, accounting and other acquisition-related costs include costs incurred for the development of new facilities ($5.0 million, $2.9 million and $3.0 million for the years ended December 31, 2024, 2023 and 2022, respectively); legal and settlement costs incurred related to certain litigation not included in government

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The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities of the Company at December 31, 2024 and December 31, 2023 were as follows (in thousands):

| | December 31, | |
	2024	2023
Deferred tax assets:		
Net operating losses and tax credit carryforwards – federal and state	$ 19,853	$ 5,729
Capital loss carryovers	217,100	215,175
Bad debt allowance	1,830	1,780
Accrued compensation and severance	18,534	18,250
Insurance reserves	22,706	17,343
Leases	1,039	948
Accrued expenses	—	1,091
Accrued Desert Hills settlement	—	104,636
Interest carryforward	25,131	2,430
Lease right-of-use liabilities	28,697	29,781
Fixed asset basis difference	14,374	10,480
Other assets	3,660	1,564
Total gross deferred tax assets	352,924	409,207
Less: valuation allowance	(218,129)	(217,137)
Deferred tax assets	134,795	192,070
Deferred tax liabilities:		
Prepaid items	(5,321)	(4,609)
Accrued expenses	(1,813)	—
Intangible assets	(161,934)	(152,284)
Lease right-of-use assets	(26,819)	(27,800)
Investment in foreign subsidiary	(1,890)	(2,650)
Total deferred tax liabilities	(197,777)	(187,343)
Total net deferred tax asset (liability)	$ (62,982)	$ 4,727

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2024 and 2023, the Company carried a valuation allowance against deferred tax assets of $218.1 million and $217.1 million, respectively. These amounts are primarily related to the Company's capital loss carryforward resulting from the 2021 sale of the Company's operations in the United Kingdom and certain state net operating losses. If the capital loss carryforward is not utilized, it will expire in 2026.

The Company has state net operating loss carryforwards at December 31, 2024 and 2023 of approximately $546.7 million and $175.9 million, respectively. A portion of these net operating loss carryforwards, if not utilized, will begin to expire in 2027, while some have an indefinite carryforward period. In addition, the Company has certain state tax credits of $1.8 million which will begin to expire in 2042 if not utilized.

Income taxes receivable was $31.9 million and $12.4 million at December 31, 2024 and 2023, respectively, and is recorded within other current assets on the consolidated balance sheets.

The Company has recorded liabilities related to unrecognized tax benefits of $7.2 million and $4.0 million at December 31, 2024 and 2023, respectively. These amounts are inclusive of interest and penalties of $2.2 million and $0.9 million, respectively, and are included in other liabilities on the consolidated balance sheets. The amount of unrecognized tax benefit, if realized, that would affect the effective tax rate is $6.9 million and $3.8 million at December 31, 2024 and December 31, 2023, respectively. A reconciliation of the beginning and ending amount of unrecognized income tax benefits, exclusive of any interest and penalties, is as follows (in thousands):

	2024	2023	2022
Balance at January 1	$ 3,089	$ —	$ —
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	1,918	3,089	—
Reductions as a result of the lapse of applicable statutes of limitations	—	—	—
Balance at December 31	$ 5,007	$ 3,089	$ —

The Company and its subsidiaries file income tax returns in federal and in many state and local jurisdictions as well as foreign jurisdictions. The Company may be subject to examination by the Internal Revenue Service ("IRS") for tax years after 2020. Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to examination by the IRS. While no foreign jurisdictions are presently under examination, the Company may be subject to examination for tax years after 2019. Generally, for state tax purposes, the Company's tax years after 2019 remain open for examination by the tax authorities. At the date of this report, there were no material audits or inquiries that had progressed sufficiently to predict their ultimate outcome.

20. Fair Value Measurements

The carrying amounts reported for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value because of the short-term maturity of these instruments.

The carrying amounts and fair values of the Credit Facility, 5.500% Senior Notes and 5.000% Senior Notes at December 31, 2024 and 2023 were as follows (in thousands):

| | Carrying Amount December 31, | | Fair Value December 31, | |
	2024	2023	2024	2023
Credit Facility	$ 1,039,349	$ 455,880	$ 1,039,349	$ 455,880
5.500% Senior Notes due 2028	$ 446,435	$ 445,539	$ 425,229	$ 436,628
5.000% Senior Notes due 2029	$ 471,125	$ 470,348	$ 439,324	$ 451,534

The Credit Facility, 5.500% Senior Notes and 5.000% Senior Notes were categorized as Level 2 in the GAAP fair value hierarchy. Fair values were based on trading activity among the Company's lenders and the average bid and ask price as determined using published rates.

21. Employee Benefit Plans

The Company maintains a qualified defined contribution 401(k) plan covering substantially all of its employees. The Company may, at its discretion, make contributions to the plan. The Company recorded expense of $12.2 million, $10.9 million and $6.6 million related to the 401(k) plan for the years ended December 31, 2024, 2023 and 2022, respectively.

22. Segments

The Company has one reportable segment, behavioral healthcare services. The behavioral healthcare services segment provides inpatient and outpatient behavioral healthcare services. The Company derives revenue from 39 states and Puerto Rico and manages business activities on a consolidated basis. Revenue is primarily derived from services rendered to patients for inpatient psychiatric and substance abuse care, outpatient psychiatric care and adolescent residential treatment.

The accounting policies of the behavioral healthcare services segment are described in Note 2 — Summary of Significant Accounting Policies. The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM assesses performance for the behavioral healthcare services segment and decides how to allocate resources based on earnings before interest, income taxes, depreciation and amortization ("EBITDA"). The CODM reviews expenses in a format consistent with the consolidated statements of operations. The measure of segment assets is reported on the balance sheet as total assets.

The CODM uses EBITDA to evaluate income generated from segment assets in deciding whether to reinvest assets into the behavioral healthcare services segment or into other parts of the entity, such as for acquisitions or debt reduction. EBITDA is used to monitor budget versus actual results. The CODM also uses EBITDA in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The Company does not have intra-entity sales or transfers.

23. Subsequent Events

On February 25, 2025, the Company's board of directors authorized a share repurchase program (the "share repurchase program") pursuant to which the Company may, from time to time, acquire up to $300.0 million of outstanding shares of its common stock, exclusive of any fees, commissions, or other expenses related to such repurchases. Repurchases made pursuant to the share repurchase program will be made in accordance with applicable securities laws and may be made at management's discretion from time to time in the open market, in privately negotiated transactions, or through block trades, derivatives transactions, or purchases made in accordance with Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The share repurchase program has no termination date and may be modified, suspended or discontinued by the Company's board of directors at any time. The authorization does not obligate the Company to repurchase any shares.

Executive Officers and Board of Directors

Reeve B. Waud
Chairman;
Founder and Managing Partner,
Waud Capital Partners

Christopher H. Hunter
Chief Executive Officer and Director

Heather Dixon
Chief Financial Officer

Brian P. Farley
Executive Vice President, General Counsel
and Secretary

Nasser Khan, M.D.
Chief Operating Officer

Jason R. Bernhard
Director;
Managing Director, Lazard

E. Perot Bissell
Director;
Managing Partner, Egis Capital Partners, LLC

Michael J. Fucci
Director;
Retired Executive Chairman of Deloitte U.S.

Vicky B. Gregg
Director;
Co-Founder and Partner, Guidon Partners

William F. Grieco
Director;
Vice President and Chief Compliance Officer,
NX Development Corporation
Managing Director, Arcadia Strategies, LLC

Patrice A. Harris, M.D.
Director;
Co-Founder and Chief Executive Officer,
eMed Digital Healthcare

R. David Kelly
Director;
Founder and Managing Partner,
StraightLine Realty Partners

Wade D. Miquelon
Director;
Founder and Partner in Playmore Holdings, LLC

Corporate Information

Corporate Office
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, TN 37067
(615) 861-6000
www.acadiahealthcare.com

Registrar and Transfer Agent
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
(631) 254-7400

Independent Auditors
Ernst & Young LLP
Nashville, TN

Form 10-K/Investor Contact
A copy of the Acadia Healthcare Company, Inc. Annual Report on Form 10-K for fiscal year 2024 filed with the Securities and Exchange Commission is available on the Company's website at www.acadiahealthcare.com. It is also available (without exhibits) from the Company at no charge. These requests and other investor contacts should be directed to Patrick Feeley, Senior Vice President, Investor Relations at the Company's corporate office.

Annual Meeting
The annual meeting of stockholders will be held on Thursday, May 29, 2025, at 8:00 a.m. (CDT) at the Company's corporate offices at 6100 Tower Circle, Suite 1000, Franklin, TN.



Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, TN 37067
615.861.6000

www.acadiahealthcare.com